U.S. Securities and Exchange Commission
Washington, D.C. 20549

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OMB Number: 3235-0327
Expires: May 31, 2006
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 11-22-05
Current Report on Form 8-K 2005-RS9
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-125485
SEC File Number of Registration Statement




05072478

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of November 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)



By:
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

PROCESSED
NOV 29 2005
THOMSON
FINANCIAL



IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT TO THE FORM 8-K IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

November 22, 2005

US Securities and Exchange Commission
Office of Filings and Information
450 Fifth Street, NW
Washington, D.C. 20549
Att: The Filing Desk/Document Control

Re: RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.
MORTGAGE PASS-THROUGH CERTIFICATES, 2005 -RS9
SEC File Number: 333-125485

Dear Sir/Madam:

In connection with the above referenced transaction, enclosed please find three (3) conformed copies of the Exhibits to the Current Report Form 8-K submitted pursuant to Rule 202 of Regulation S-T with the Securities and Exchange Commission in connection with the issuance of the above-referenced Certificates.

Please acknowledge acceptance of this filing by date stamping the enclosed copy of this letter and returning it in the provided self-addressed stamped envelope.

If you have any questions, please contact me at (952) 857-7347. Thank you.

Sincerely,

Sahvann Caldwell

Enclosures

U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.	0001099391
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Current Report on Form 8-K 2005-RS9	333-125485
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of November 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)



By:
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

Selection Criteria: All records

Table of Contents

1. Summary
2. Summary
3. Mortgage Rate
4. Margin (ARM Loans)
5. Floor (ARM Loans)
6. Ceiling (ARM Loans)
7. Initial Cap (ARM Loans)
8. Periodic Cap (ARM Loans)
9. CLTV (without silent second)
10. Credit Score
11. DTI
12. Original Principal Balance
13. Loan Purpose
14. Product Type
15. Interest Only Term
16. Property Type
17. Documentation
18. Lien
19. State

---

1. Summary

Total Number of Loans: 5,036
Total Loan Balance: 1,059,593,226.24
Average Loan Balance: 210,403.74
WA CLTV (w/o Silent Sec): 79.73
WAC: 7.165
WA Rem Term: 357
Fixed Rate: 21.94
IOs: 49.85
MH: 0.02
1st Lien: 100.00
% Owner Occupied: 78.64
% Full Doc: 38.71
% Reduced: 61.29
% Cash Out: 30.26
% Purchase: 54.85

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---

2. Summary

% Portfolio with Silent Second: 21.98

Balance with Silent Second: 232,873,847.51
Number of Loans with Silent Second: 1,022
CLTV: 98.01
California %: 28.25
% with Prepay: 66.34

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3. Mortgage Rate

Mortgage Rate	Balance	% Balance
2.000 - 2.499	700,794.58	0.07
4.000 - 4.499	346,972.00	0.03
4.500 - 4.999	1,355,667.95	0.13
5.000 - 5.499	10,063,754.75	0.95
5.500 - 5.999	81,201,868.17	7.66
6.000 - 6.499	172,387,065.37	16.27
6.500 - 6.999	258,363,485.04	24.38
7.000 - 7.499	175,303,598.67	16.54
7.500 - 7.999	170,650,931.08	16.11
8.000 - 8.499	67,484,620.72	6.37
8.500 - 8.999	65,592,546.33	6.19
9.000 - 9.499	27,435,144.29	2.59
9.500 - 9.999	20,907,241.38	1.97
10.000 - 10.499	3,464,688.48	0.33
10.500 - 10.999	2,267,147.37	0.21
11.000 - 11.499	1,303,015.03	0.12
11.500 - 11.999	538,683.03	0.05
12.500 - 12.999	226,002.00	0.02
Total:	**1,059,593,226.24**	**100.00**

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4. Margin (ARM Loans)

Margin (ARM Loans)	Balance	% Balance
0.001 - 2.000	2,275,019.62	0.28
2.001 - 2.500	68,608,616.50	8.29
2.501 - 3.000	53,930,295.03	6.52
3.001 - 3.500	158,915,732.22	19.21
3.501 - 4.000	25,356,250.34	3.07
4.001 - 4.500	21,275,093.23	2.57
4.501 - 5.000	51,720,014.94	6.25
5.001 - 5.500	34,073,960.24	4.12
5.501 - 6.000	190,805,438.92	23.07
6.001 - 6.500	105,945,766.16	12.81
6.501 - 7.000	32,609,650.53	3.94

7.001 - 7.500	28,430,895.67	3.44
7.501 - 8.000	21,731,895.32	2.63
8.001 - 8.500	16,906,703.89	2.04
8.501 - 9.000	12,039,902.74	1.46
9.001 - 9.500	1,571,410.94	0.19
9.501 +	940,072.03	0.11
Total:	**827,136,718.32**	**100.00**

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5. Floor (ARM Loans)

Floor (ARM Loans)	Balance	% Balance
0.001 - 2.000	2,275,019.62	0.28
2.001 - 2.500	68,608,616.50	8.29
2.501 - 3.000	53,930,295.03	6.52
3.001 - 3.500	158,915,732.22	19.21
3.501 - 4.000	25,356,250.34	3.07
4.001 - 4.500	21,275,093.23	2.57
4.501 - 5.000	51,720,014.94	6.25
5.001 - 5.500	34,073,960.24	4.12
5.501 - 6.000	190,805,438.92	23.07
6.001 - 6.500	105,945,766.16	12.81
6.501 - 7.500	61,040,546.20	7.38
7.501 - 8.500	38,638,599.21	4.67
8.501 - 9.000	12,039,902.74	1.46
9.001 - 9.500	1,571,410.94	0.19
9.501 - 10.000	753,397.12	0.09
10.001 - 10.500	59,828.89	0.01
10.501 - 11.000	126,846.02	0.02
Total:	**827,136,718.32**	**100.00**

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6. Ceiling (ARM Loans)

Ceiling (ARM Loans)	Balance	% Balance
9.501 - 10.000	531,250.00	0.06
10.001 - 10.500	4,666,761.86	0.56
10.501 - 11.000	16,931,729.76	2.05
11.001 - 11.500	32,717,803.52	3.96
11.501 - 12.000	76,155,725.22	9.21
12.001 - 12.500	119,848,696.15	14.49
12.501 - 13.000	148,554,247.51	17.96
13.001 - 13.500	121,958,655.53	14.74
13.501 - 14.000	89,798,160.37	10.86
14.001 - 14.500	61,534,013.18	7.44

14.501 - 15.000	65,242,227.79	7.89
15.001 - 15.500	38,521,554.82	4.66
15.501 - 16.000	32,711,406.44	3.95
16.001 - 16.500	10,153,617.59	1.23
16.501 - 17.000	5,644,111.84	0.68
17.001 - 17.500	740,307.95	0.09
17.501 - 18.000	900,646.03	0.11
18.001 - 18.500	525802.76	0.06
Total:	**827,136,718.32**	**100.00**

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7. Initial Cap (ARM Loans)

Initial Cap (ARM Loans)	Balance	% Balance
0.000	449,250.00	0.05
1.000	24,995,133.99	3.02
1.375	124,689.89	0.02
1.400	125,888.28	0.02
1.500	79,202,195.92	9.58
1.509	59,837.04	0.01
2.000	58,687,954.62	7.10
2.750	179,852.46	0.02
2.875	467,249.26	0.06
2.980	225,000.00	0.03
2.995	74,875.54	0.01
3.000	471,817,496.14	57.04
3.027	172,350.75	0.02
3.300	99,000.00	0.01
3.375	249,535.66	0.03
3.500	225,220.49	0.03
5.000	55,000,267.66	6.65
5.250	529,812.00	0.06
6.000	134,160,873.02	16.22
6.750	129,627.60	0.02
7.000	160,608.00	0.02
Total:	**827,136,718.32**	**100.00**

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8. Periodic Cap (ARM Loans)

Periodic Cap (ARM Loans)	Balance	% Balance
0.000	578,877.60	0.07
1.000	528,516,507.24	63.90
1.500	96,610,092.88	11.68
2.000	198,934,294.72	24.05

2.250	380,978.32	0.05
3.000	91,067.56	0.01
6.000	2,024,900.00	0.24
Total:	**1,107,430,903.22**	**100.00**

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9. CLTV (without silent second)

CLTV (without silent second)	Balance	% Balance
5.01 - 10.00	29,932.80	0.00
15.01 - 20.00	118,387.60	0.01
20.01 - 25.00	99,858.39	0.01
25.01 - 30.00	99,006.31	0.01
30.01 - 35.00	1,001,243.25	0.09
35.01 - 40.00	1,604,186.75	0.15
40.01 - 45.00	2,893,065.11	0.27
45.01 - 50.00	7,439,973.83	0.70
50.01 - 55.00	4,445,153.12	0.42
55.01 - 60.00	11,411,026.01	1.08
60.01 - 65.00	23,640,494.15	2.23
65.01 - 70.00	45,221,968.10	4.27
70.01 - 75.00	59,395,566.66	5.61
75.01 - 80.00	470,981,593.56	44.45
80.01 - 85.00	67,836,921.41	6.40
85.01 - 90.00	163,958,241.43	15.47
90.01 - 95.00	123,051,965.95	11.61
95.01 - 100.00	76,127,844.88	7.18
100.01 +	236,796.93	0.02
Total:	**1,059,593,226.24**	**100.00**

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10. Credit Score

Credit Score	Balance	% Balance
<= 499	3,086,978.78	0.29
500 - 519	18,074,608.20	1.71
520 - 539	31,679,685.43	2.99
540 - 559	27,212,733.57	2.57
560 - 579	17,669,102.38	1.67
580 - 599	65,676,854.52	6.20
600 - 619	78,997,132.34	7.46
620 - 639	185,896,196.09	17.54
640 - 659	174,250,433.56	16.45
660 - 679	118,252,299.78	11.16
680 - 699	110,236,956.13	10.40

700 - 719	67,578,274.20	6.38
720 - 739	56,941,195.17	5.37
740 - 759	47,326,711.79	4.47
760 >=	56,714,064.30	5.35
Total:	**1,059,593,226.24**	**100.00**

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11. DTI

DTI	Balance	% Balance
<= 0.00	212,180,638.13	20.02
0.01 - 11.00	6,877,974.14	0.65
11.01 - 16.00	14,858,899.42	1.40
16.01 - 21.00	26,931,747.09	2.54
21.01 - 26.00	49,136,015.04	4.64
26.01 - 31.00	97,219,130.56	9.18
31.01 - 36.00	138,491,255.54	13.07
36.01 - 41.00	158,278,316.51	14.94
41.01 - 46.00	183,169,978.95	17.29
46.01 - 51.00	136,803,520.08	12.91
51.01 - 56.00	32,315,142.75	3.05
56.01 - 61.00	1,620,992.25	0.15
61.01 - 66.00	810,337.54	0.08
66.01 - 71.00	139,758.24	0.01
71.01 - 76.00	650,000.00	0.06
76.01 - 81.00	109,520.00	0.01
Total:	**1,059,593,226.24**	**100.00**

DTI of zero represents loans for which DTI is not available.

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12. Original Principal Balance

Original Principal Balance	Balance	% Balance
<= 49,999	2,761,822.53	0.26
50,000 - 99,999	71,145,867.24	6.71
100,000 - 149,999	139,916,195.04	13.20
150,000 - 199,999	150,175,663.45	14.17
200,000 - 249,999	129,942,819.60	12.26
250,000 - 299,999	115,766,006.53	10.93
300,000 - 349,999	101,886,275.09	9.62
350,000 - 399,999	72,660,327.29	6.86
400,000 - 449,999	63,125,722.20	5.96
450,000 - 499,999	49,436,034.08	4.67
500,000 - 549,999	41,712,650.93	3.94
550,000 - 599,999	34,380,685.59	3.24

600,000 - 649,999	19,703,888.52	1.86
650,000 - 699,999	19,386,184.84	1.83
700,000 - 749,999	7,233,027.60	0.68
750,000 - 799,999	7,555,599.40	0.71
800,000 - 849,999	4,095,339.33	0.39
850,000 - 899,999	6,087,206.98	0.57
900,000 - 949,999	2,727,385.95	0.26
950,000 - 999,999	965,000.00	0.09
1,000,000 - 1,049,999	3,072,000.00	0.29
1,150,000 - 1,199,999	1,167,719.87	0.11
1,200,000 - 1,249,999	2,436,250.00	0.23
1,250,000 - 1,299,999	3,795,807.04	0.36
1,350,000 - 1,399,999	2,705,725.00	0.26
1,750,000 - 1,799,999	1,755,000.00	0.17
2,000,000 - 2,049,999	3,997,022.14	0.38
Total:	**1,059,593,226.24**	**100.00**

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13. Loan Purpose

Loan Purpose	Balance	% Balance
Refi-Cash Out	320,653,487.38	30.26
Refi- Rate/Term	157,796,331.94	14.89
Purchase	581,143,406.92	54.85
Total:	**1,059,593,226.24**	**100.00**

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14. Product Type

Product Type	Balance	% Balance
ARM	827,136,718.32	78.06
FIXED	232,456,507.92	21.94
Total:	**1,059,593,226.24**	**100.00**

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15. Interest Only Term

Interest Only Term	Balance	% Balance
0	531,424,972.85	50.15
12	892,800.00	0.08
24	10,097,076.49	0.95
36	11,288,792.13	1.07

60	290,809,314.41	27.45
84	1,900,220.00	0.18
120	213,180,050.36	20.12
Total:	**1,059,593,226.24**	**100.00**

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---

16. Property Type

Property Type	Balance	% Balance
CO-OP	752,650.00	0.07
Condo High-Rise	5,735,293.09	0.54
Condo Low-Rise	79,152,968.40	7.47
Condotel (1 - 4 Stories)	120,824.85	0.01
Leasehold	225,684.19	0.02
Manufactured Housing	260,435.55	0.02
Mid-Rise Condo	4,275,556.36	0.40
Multi-Family	803,777.48	0.08
PUD - Attached	24,865,091.27	2.35
PUD - Detached	173,951,871.06	16.42
Single Family - 1 Unit	665,899,916.79	62.84
Single Family - 2 to 4 Unit	92,804,865.78	8.76
Townhouse	10,744,291.42	1.01
Total:	**1,059,593,226.24**	**100.00**

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---

17. Documentation

Documentation	Balance	% Balance
Full/Alternative	410,207,346.35	38.71
Stated/Limited	649,385,879.89	61.29
Total:	**1,059,593,226.24**	**100.00**

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---

18. Lien

Lien	Balance	% Balance
1	1,059,593,226.24	100.00
2	-	-
Total:	**1,059,593,226.24**	**100.00**

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19. State

State	Balance	% Balance
Alabama	6,913,105.68	0.65
Alaska	905,899.92	0.09
Arizona	62,997,165.19	5.95
Arkansas	1,425,873.67	0.13
California	244,030,824.81	23.03
Colorado	21,862,282.28	2.06
Connecticut	9,563,096.34	0.90
Delaware	1,347,210.59	0.13
District of Columbia	8,444,654.74	0.80
Florida	153,951,179.08	14.53
Georgia	32,420,138.84	3.06
Hawaii	10,306,872.84	0.97
Idaho	4,634,482.68	0.44
Illinois	61,071,116.32	5.76
Indiana	12,946,137.03	1.22
Iowa	2,354,391.03	0.22
Kansas	2,908,593.34	0.27
Kentucky	4,213,635.31	0.40
Louisiana	2,281,767.64	0.22
Maine	3,631,239.35	0.34
Maryland	30,259,126.99	2.86
Massachusetts	25,847,501.04	2.44
Michigan	23,441,319.18	2.21
Minnesota	20,052,534.71	1.89
Mississippi	2,223,066.83	0.21
Missouri	11,967,399.96	1.13
Montana	1,326,964.82	0.13
Nebraska	838,090.71	0.08
Nevada	18,715,588.56	1.77
New Hampshire	3,934,451.09	0.37
New Jersey	44,196,396.33	4.17
New Mexico	3,040,512.71	0.29
New York	26,648,461.24	2.51
North Carolina	17,218,697.31	1.63
North Dakota	361,037.43	0.03
Ohio	18,692,304.54	1.76
Oklahoma	2,390,600.65	0.23
Oregon	11,798,963.37	1.11
Pennsylvania	19,444,559.44	1.84
Rhode Island	4,264,326.55	0.40
South Carolina	12,019,622.82	1.13
Tennessee	10,732,309.86	1.01
Texas	19,929,086.75	1.88
Utah	8,471,361.21	0.80
Vermont	594,068.73	0.06
Virginia	45,949,880.44	4.34
Washington	17,975,494.21	1.70

West Virginia	1,575,633.67	0.15
Wisconsin	6,388,493.04	0.60
Wyoming	1,085,705.37	0.10
Total:	**1,059,593,226.24**	**100.00**

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11 Madison Avenue - Fifth floor
NY, NY 10010

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed withoı



%<550 FICO	%full doc	%non owner
8.40	11.63	8.59
6.34	14.07	19.92
7.79	12.71	22.82
5.35	32.55	20.45
38.52	56.13	7.09
7.06	44.67	16.79
0.09	53.38	9.94
0.18	93.85	3.49
0.00	100.00	0.00
6.91	40.05	16.94

Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien (Simultaneous or Silent)	
77.93	80.00	22.82	44.52	3.10	6.718	3.441	12.85
78.17	90.00	100.00	100.00	0.00	8.037	7.259	16.10
77.51	87.00	76.03	98.10	0.00	8.758	6.591	9.05
81.64	90.00	69.80	95.95	1.07	8.431	6.644	16.39
82.71	100.00	62.00	92.84	2.16	8.335	6.667	14.42
88.28	100.00	66.85	90.16	14.44	8.442	6.777	2.12
89.52	100.00	78.38	95.03	41.61	8.035	6.649	22.13
86.71	102.00	61.90	94.50	44.17	7.583	6.224	18.33
80.60	100.00	33.66	88.93	46.89	7.068	5.198	18.08
81.88	100.00	30.36	84.20	52.19	6.924	5.093	18.27
83.45	100.00	32.82	77.56	54.54	7.013	4.600	25.47
82.42	100.00	24.61	66.98	64.18	6.853	4.145	31.35
82.28	100.00	27.83	53.89	65.68	6.776	3.760	30.42
82.95	100.00	28.98	50.64	62.29	6.803	4.072	30.88
83.62	100.00	25.65	59.92	71.79	6.688	3.594	20.46
82.83	100.00	24.93	61.40	63.10	6.638	3.613	22.77
82.82	100.00	33.26	57.02	60.50	6.641	3.878	26.84
82.14	95.00	28.52	61.93	60.36	6.420	3.492	42.68
75.00	75.00	0.00	0.00	0.00	7.500	2.750	0.00
82.96	102.00	38.71	78.64	49.85	7.165	4.986	21.98

Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN	% Second Lien (Simultaneous or Silent)		
75.00	75.00	0.00	0.00	7.375	3.500	0.00	
85.00	85.00	100.00	100.00	8.750	8.875	0.00	
75.12	92.00	100.00	100.00	7.395	3.414	0.00	
85.33	95.00	72.52	100.00	8.235	6.000	0.00	
83.67	100.00	80.01	99.58	7.355	6.254	46.31	
85.55	100.00	70.92	99.10	7.079	6.064	30.82	
81.78	100.00	40.15	92.14	6.924	5.278	28.01	
81.46	100.00	32.56	86.54	6.867	4.868	25.96	
82.81	100.00	33.86	82.32	6.891	4.442	40.41	
80.51	100.00	21.11	67.65	6.699	3.893	39.86	
81.40	100.00	23.61	55.57	6.679	3.592	39.66	
81.70	100.00	22.03	52.35	6.738	3.993	38.18	
82.61	100.00	21.90	59.19	6.657	3.440	25.04	
80.98	95.00	23.34	61.59	6.483	3.467	30.91	
80.48	95.00	35.31	55.29	6.564	3.666	37.08	
82.43	95.00	34.57	70.32	6.217	3.849	59.16	
82.00	100.00	35.23	77.62	6.841	4.510	33.61	

Total ARMs, Total Fixed, Total IO Loans seperately

ual Principal ce	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO

.00	0.00	$20,023.17	8.051	84.02	8.051	657
28.00	0.31	$42,563.91	8.327	83.69	8.327	632
72.69	2.56	$62,711.97	8.298	90.46	8.298	636
77.00	4.33	$87,574.91	7.990	89.99	7.990	631
87.20	5.97	$113,396.38	7.598	87.85	7.598	644
33.50	7.20	$137,369.75	7.458	88.81	7.458	649
60.75	7.19	$162,064.53	7.344	88.18	7.344	651
71.00	7.16	$187,426.00	7.188	87.68	7.188	657
56.00	6.65	$212,203.49	7.106	86.22	7.106	655
48.00	5.45	$236,642.17	7.141	85.93	7.141	653
53.00	5.55	$261,249.58	7.146	86.81	7.146	647
30.00	5.90	$288,158.02	6.933	86.97	6.933	652
38.00	6.05	$315,533.32	7.085	86.07	7.085	659
74.00	3.03	$341,911.23	6.880	85.98	6.880	667
404.00	25.03	$445,731.17	6.901	86.99	6.901	664
46.60	5.92	$713,184.37	6.707	84.77	6.707	662
75.00	1.69	$1,379,194.16	6.987	75.21	6.987	681
.454.74	100.00	$210,403.74	7.165	86.98	7.165	655

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
.34	0.00	$20,023.17	8.051	84.02	8.051	657
73.16	0.32	$42,657.89	8.341	83.78	8.341	631
37.82	2.57	$62,797.78	8.293	90.47	8.293	636
11.19	4.33	$87,646.68	7.989	89.93	7.989	631
59.10	5.97	$113,440.61	7.594	87.85	7.594	644
48.05	7.25	$137,460.91	7.462	88.81	7.462	649
05.74	7.18	$162,198.52	7.339	88.18	7.339	651
65.35	7.15	$187,518.48	7.190	87.68	7.190	656
60.00	6.65	$212,278.49	7.104	86.24	7.104	655
19.56	5.44	$237,153.17	7.154	85.95	7.154	654
95.56	5.51	$261,852.00	7.137	86.79	7.137	646
89.89	5.90	$288,158.02	6.933	86.97	6.933	652
77.85	6.08	$315,619.99	7.095	86.01	7.095	658
22.95	3.03	$342,087.48	6.854	86.03	6.854	669
265.08	25.00	$445,892.70	6.901	87.00	6.901	664
24.55	5.92	$713,184.37	6.707	84.77	6.707	662
24.05	1.69	$1,379,194.16	6.987	75.21	6.987	681
.226.24	100.00	$210,403.74	7.165	86.98	7.165	655

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
4.58	0.07	$233,598.19	2.000	77.25	2.000	735
2.00	0.03	$346,972.00	4.250	99.00	4.250	801
67.95	0.13	$451,889.32	4.604	79.48	4.604	730
754.75	0.95	$324,637.25	5.283	85.91	5.283	699
68.17	7.66	$283,922.62	5.790	85.36	5.790	685
065.37	16.27	$266,440.60	6.247	84.71	6.247	672
.485.04	24.38	$235,089.61	6.725	85.91	6.725	672
598.67	16.54	$210,448.50	7.221	87.32	7.221	663
.931.08	16.11	$206,849.61	7.696	87.14	7.696	644
520.72	6.37	$169,986.45	8.225	89.75	8.225	623
546.33	6.19	$144,476.97	8.713	91.48	8.713	602
144.29	2.59	$128,803.49	9.223	92.50	9.223	587
241.38	1.97	$122,264.57	9.722	91.26	9.722	576
88.48	0.33	$111,764.14	10.186	92.35	10.186	568
47.37	0.21	$103,052.15	10.714	88.73	10.714	562
15.03	0.12	$118,455.91	11.261	80.47	11.261	562
3.03	0.05	$67,335.38	11.655	79.95	11.655	524
2.00	0.02	$226,002.00	12.500	90.00	12.500	638
,226.24	100.00	$210,403.74	7.165	86.98	7.165	655

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
52.72	0.69	$139,806.98	6.546	72.40	6.546	653
9.19	0.06	$107,674.87	8.201	72.03	8.201	604
,214.33	99.25	$211,265.01	7.169	87.09	7.169	655
,226.24	100.00	$210,403.74	7.165	86.98	7.165	655

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
52.72	0.69	$139,806.98	6.546	72.40	6.546	653
,146.52	98.04	$212,058.61	7.164	86.97	7.164	655
17.00	1.27	$158,213.14	7.577	95.98	7.577	662
,226.24	100.00	$210,403.74	7.165	86.98	7.165	655

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
47.04	8.51	$180,730.56	7.133	91.56	7.133	689
579.20	91.49	$213,667.33	7.168	86.55	7.168	652
,226.24	100.00	$210,403.74	7.165	86.98	7.165	655

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
,226.24	100.00	$210,403.74	7.165	86.98	7.165	655
	-	-	-	-	-	-
,226.24	100.00	$210,403.74	7.165	86.98	7.165	655

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
17.00	1.31	$157,737.69	7.593	96.10	7.593	661
681.57	33.26	$221,394.27	7.160	90.75	7.160	654
515.31	37.43	$211,496.81	7.296	86.52	7.296	654
348.35	17.39	$197,927.87	7.028	81.49	7.028	650
03.80	6.95	$213,553.34	6.791	84.33	6.791	679
82.50	1.99	$186,622.85	7.181	84.08	7.181	649
69.90	0.92	$194,685.40	7.412	85.66	7.412	659
22.36	0.29	$171,506.80	7.098	90.55	7.098	658
22.42	0.12	$181,088.92	5.844	78.57	5.844	741
89.71	0.16	$345,697.94	5.304	86.38	5.304	672
9.09	0.06	$217,933.03	6.318	90.47	6.318	688
3.18	0.01	$82,263.18	6.500	100.00	6.500	692
7.61	0.01	$88,697.61	7.500	80.00	7.500	730
0.74	0.01	$95,580.74	8.990	100.00	8.990	643
1.52	0.06	$165,840.38	6.691	89.41	6.691	582
9.25	0.01	$108,509.25	7.999	100.00	7.999	585
1.93	0.01	$151,261.93	7.840	95.00	7.840	747
,226.24	100.00	$210,403.74	7.165	86.98	7.165	655

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
8.79	0.02	$62,044.70	7.152	19.30	7.152	678
6.31	0.01	$99,006.31	6.500	27.00	6.500	620
43.25	0.09	$166,873.88	6.258	33.06	6.258	661
22.35	0.14	$145,432.24	6.520	38.28	6.520	629
65.11	0.27	$263,005.92	6.562	43.56	6.562	659
74.26	0.67	$230,350.78	6.833	48.95	6.833	617
53.12	0.42	$153,281.14	6.838	53.40	6.838	630
26.01	1.08	$228,220.52	6.741	58.79	6.741	632
37.55	2.23	$274,843.46	6.615	63.69	6.615	652
76.79	3.38	$247,241.22	7.102	69.23	7.102	634
71.68	4.86	$249,972.68	6.906	74.31	6.906	649

27.76	25.88	$223,292.69	6.903	79.75	6.903	665
0.97	6.21	$203,613.16	7.568	84.61	7.568	610
32.24	17.01	$222,196.83	7.267	89.75	7.267	661
81.88	13.99	$203,648.46	7.465	94.78	7.465	665
57.00	23.49	$184,264.22	7.259	99.93	7.259	653
1.17	0.24	$159,395.07	7.305	131.69	7.305	689
226.24	100.00	$210,403.74	7.165	86.98	7.165	655

l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
55.20	78.64	$223,927.75	7.134	87.68	7.134	645
66.92	18.38	$167,857.99	7.292	84.29	7.292	693
04.12	2.99	$204,147.12	7.216	85.21	7.216	686
226.24	100.00	$210,403.74	7.165	86.98	7.165	655

l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
.00	0.07	$376,325.00	7.083	86.95	7.083	753
3.09	0.54	$249,360.57	7.128	85.56	7.128	691
58.40	7.47	$188,459.45	7.006	88.71	7.006	679
.85	0.01	$120,824.85	8.375	75.00	8.375	0
.19	0.02	$225,684.19	6.750	54.00	6.750	670
.55	0.02	$130,217.78	6.109	73.49	6.109	678
6.36	0.40	$203,597.92	6.846	82.63	6.846	723
.48	0.08	$401,888.74	7.401	89.23	7.401	772
91.27	2.35	$214,354.24	7.164	89.84	7.164	655
71.06	16.42	$255,811.58	7.032	87.73	7.032	656
16.79	62.84	$200,572.26	7.213	86.96	7.213	647
55.78	8.76	$233,765.40	7.244	83.76	7.244	677
91.42	1.01	$210,672.38	7.019	88.15	7.019	680
226.24	100.00	$210,403.74	7.165	86.98	7.165	655

l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
87.38	30.26	$211,373.43	7.288	81.35	7.288	632
06.92	54.85	$201,855.99	7.173	90.52	7.173	670
31.94	14.89	$246,556.77	6.888	85.37	6.888	647
226.24	100.00	$210,403.74	7.165	86.98	7.165	655

l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
46.35	38.71	$181,186.99	7.249	91.30	7.249	635
79.89	61.29	$234,266.19	7.112	84.25	7.112	668
226.24	100.00	$210,403.74	7.165	86.98	7.165	655

l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO	WA REM IO
0.00	0.05	$519,200.00	5.000	90.00	5.000	715	10
0.85	0.08	$215,680.21	6.286	75.87	6.286	667	0
0.00	0.09	$458,800.00	6.237	84.07	6.237	689	39
.00	0.01	$76,000.00	5.625	80.00	5.625	683	116
0.00	0.05	$183,683.33	5.940	91.08	5.940	752	117
7.62	0.04	$454,047.62	5.750	80.00	5.750	650	0

.81	0.10	$255,952.20	7.299	80.54	7.299	737	0
).00	0.98	$413,822.00	6.653	79.09	6.653	715	118
71	0.01	$58,457.86	7.915	94.58	7.915	704	0
.01	0.68	$143,060.94	6.524	72.04	6.524	652	0
.18	0.12	$182,810.31	4.288	82.18	4.288	728	113
.29	0.30	$188,733.84	7.699	84.89	7.699	632	0
.00	0.17	$362,390.00	6.105	86.84	6.105	654	109
.08	0.15	$143,196.83	6.504	90.68	6.504	701	0
5.28	25.90	$177,382.03	7.884	88.94	7.884	617	0
.5.37	23.83	$283,420.86	6.945	92.22	6.945	657	67
19	0.06	$107,674.87	8.201	72.03	8.201	604	0
34	0.03	$95,035.11	6.511	80.81	6.511	709	0
).00	0.29	$309,341.40	6.865	87.58	6.865	678	116
2.65	1.06	$141,012.41	6.824	92.48	6.824	721	0
3.13	1.69	$203,214.69	6.473	89.51	6.473	693	76
5.00	3.64	$169,169.01	7.451	84.10	7.451	641	0
1.41	6.16	$252,149.27	6.962	86.78	6.962	702	107
57.15	13.99	$180,821.42	7.101	80.69	7.101	650	0
8.86	7.20	$221,063.56	6.836	81.46	6.836	652	80
.45	0.06	$162,296.61	6.597	77.95	6.597	666	0
).00	0.29	$617,990.00	6.573	71.39	6.573	683	71
).75	0.89	$163,399.48	6.535	83.32	6.535	682	0
1.94	2.37	$218,629.58	6.599	87.52	6.599	713	77
5.56	2.56	$184,571.53	6.917	86.10	6.917	689	0
0.60	3.98	$240,795.60	6.721	85.81	6.721	694	100
.00	0.06	$317,200.00	6.376	95.00	6.376	740	118
9.64	0.25	$201,663.82	6.139	78.84	6.139	685	0
0.90	1.54	$297,485.65	6.500	86.91	6.500	709	116
.00	0.08	$298,600.00	6.565	66.08	6.565	700	117
1.14	0.31	$232,977.94	6.315	84.42	6.315	719	0
0.00	0.45	$208,035.65	6.878	87.57	6.878	701	107
.33	0.04	$211,427.67	6.000	80.00	6.000	677	0
5.00	0.43	$454,103.50	6.668	70.24	6.668	702	114
226.24	100.00	$210,403.74	7.165	86.98	7.165	655	81

ntage ... and fixed rate term (2yr, 3yr, 5yr, 10yr)

l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
51.24	2.51	$341,646.94	6.896	77.04	6.896	659
24.81	23.03	$381,894.87	6.723	85.59	6.723	661
01.04	2.44	$263,750.01	7.018	82.64	7.018	667
39.15	0.72	$180,778.59	7.321	87.92	7.321	653
226.24	100.00	$210,403.74	7.165	86.98	7.165	655

l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
12.23	58.80	$205,675.64	7.230	88.89	7.230	649
14.01	41.20	$217,539.47	7.073	84.26	7.073	664
226.24	100.00	$210,403.74	7.165	86.98	7.165	655

l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
15.81	8.37	$260,961.52	7.169	88.01	7.169	669
30.74	33.12	$208,644.49	7.332	90.61	7.332	631
91.06	15.18	$177,772.03	7.040	86.29	7.040	673
34.84	1.03	$205,131.79	6.888	84.29	6.888	656

4.01	41.20	$217,539.47	7.073	84.26	7.073	664
1.78	1.09	$236,099.79	7.542	84.03	7.542	688
16.24	100.00	$210,403.74	7.165	86.98	7.165	655

Balance as of ate	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
.22	0.26	$232,163.10	6.718	80.50	6.718	0
56	0.03	$100,340.52	8.037	81.55	8.037	490
3.20	1.71	$150,621.73	8.758	79.02	8.758	509
5.43	2.99	$157,610.38	8.431	83.76	8.431	530
1.57	2.57	$180,216.78	8.335	84.19	8.335	549
2.38	1.67	$174,941.61	8.442	88.63	8.442	569
1.52	6.20	$161,368.19	8.035	93.90	8.035	589
2.34	7.46	$186,754.45	7.583	90.29	7.583	610
6.09	17.54	$223,164.70	7.068	83.90	7.068	630
3.56	16.45	$225,713.00	6.924	85.18	6.924	649
9.78	11.16	$234,627.58	7.013	87.93	7.013	669
6.13	10.40	$241,218.72	6.853	88.10	6.853	689
4.20	6.38	$217,293.49	6.776	88.47	6.776	709
5.17	5.37	$206,308.68	6.803	88.48	6.803	729
1.79	4.47	$218,095.45	6.688	87.49	6.688	749
2.00	3.52	$245,718.37	6.638	87.37	6.638	769
9.14	1.39	$204,859.15	6.641	87.59	6.641	789
.92	0.42	$194,372.65	6.420	90.51	6.420	804
24	0.01	$144,442.24	7.500	75.00	7.500	888
26.24	100.00	$210,403.74	7.165	86.98	7.165	655

	%<550 FICO	%full doc	%non owner
	18.96	16.78	12.36
	16.57	25.93	26.56
	13.05	12.57	24.85
	6.37	34.90	22.53
	40.30	56.84	7.35
	7.42	42.95	16.22
	0.00	52.51	8.70
	0.19	93.31	3.79
	0.00	100.00	0.00
	8.20	43.20	17.53

Max LTV	% Full Doc	% Owner Occ	% IO		WAC	MARGIN	% Second Lien (Simultaneous or Silent)
77.92	80.00	25.54	49.84	3.47	6.642	3.441	14.39
72.40	80.00	100.00	100.00	0.00	7.962	7.259	23.97
77.35	87.00	74.59	98.87	0.00	8.640	6.591	8.96
81.64	90.00	70.07	95.65	1.15	8.365	6.644	16.92
82.55	100.00	61.01	92.48	2.27	8.346	6.667	14.93
89.24	100.00	64.48	89.57	14.09	8.480	6.777	1.65
89.39	100.00	77.78	95.22	44.80	7.996	6.649	23.83
88.48	102.00	64.73	94.67	48.85	7.608	6.224	20.11
83.72	100.00	44.63	91.17	51.28	7.177	5.198	21.07
85.17	100.00	41.24	84.80	61.10	7.038	5.093	26.06
83.89	100.00	34.29	78.03	62.96	7.021	4.600	28.54
81.96	100.00	21.58	66.66	69.46	6.825	4.145	32.76
82.22	100.00	25.59	53.09	69.74	6.755	3.760	32.24
82.76	100.00	25.43	49.39	67.04	6.795	4.072	32.07
83.70	100.00	22.86	58.57	76.36	6.655	3.594	22.73
82.25	100.00	20.77	62.90	68.15	6.599	3.613	23.29
83.26	100.00	32.09	56.71	65.00	6.598	3.878	25.22
83.32	95.00	28.87	65.18	64.58	6.426	3.492	45.66
75.00	75.00	0.00	0.00	0.00	7.500	2.750	0.00
84.13	102.00	41.85	77.95	54.63	7.212	4.986	24.95

Max LTV	% Full Doc	% Owner Occ	WAC		MARGIN	% Second Lien (Simultaneous or Silent)
75.00	75.00	0.00	0.00	7.38	3.500	0.00
85.00	85.00	100.00	100.00	8.75	8.875	0.00
75.12	92.00	100.00	100.00	7.40	3.414	0.00
85.34	95.00	67.60	100.00	8.18	6.000	0.00
83.67	100.00	80.01	99.58	7.36	6.254	46.31
85.91	100.00	73.42	99.07	7.09	6.064	31.91
84.14	100.00	51.43	95.29	6.96	5.278	34.60
83.19	100.00	40.77	89.60	6.89	4.868	34.86
82.55	100.00	34.59	83.91	6.87	4.442	42.25
80.15	100.00	19.80	67.57	6.70	3.893	40.61
81.38	100.00	22.31	53.69	6.68	3.592	40.17
81.61	100.00	20.60	51.82	6.74	3.993	38.07
82.52	100.00	20.59	58.68	6.64	3.440	26.83
81.02	95.00	21.91	61.43	6.49	3.467	29.74
80.73	95.00	36.40	49.42	6.62	3.666	32.06
82.43	95.00	34.57	70.32	6.22	3.849	59.16
82.50	100.00	37.42	76.96	6.84	4.510	36.93

Total ARMs, Total Fixed, Total IO Loans seperately

inal Principal nce	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO

00	0.00	$20,023.17	8.051	84.02	8.051	657
5.00	0.21	$42,813.49	8.501	88.79	8.501	612
9.19	2.43	$62,689.93	8.349	92.48	8.349	633
8.00	3.96	$87,449.75	8.102	92.32	8.102	628
8.20	5.76	$113,081.89	7.752	90.43	7.752	642
6.50	6.83	$137,497.23	7.581	90.56	7.581	646
2.75	7.00	$162,575.50	7.405	90.11	7.405	652
4.00	6.99	$187,652.76	7.224	89.64	7.224	658
6.00	6.26	$212,192.17	7.218	88.24	7.218	658
3.00	5.44	$236,886.22	7.211	88.04	7.211	654
7.00	5.62	$261,348.58	7.207	87.92	7.207	645
8.00	5.40	$288,340.94	7.024	90.28	7.024	653
4.00	6.33	$315,419.35	7.111	87.31	7.111	661
1.00	3.10	$342,247.57	6.882	88.09	6.882	674
37.00	26.25	$447,722.90	6.930	88.69	6.930	666
6.60	6.53	$711,221.00	6.694	86.12	6.694	664
5.00	1.88	$1,410,380.22	7.111	74.46	7.111	681
21.24	100.00	$216,925.44	7.212	88.76	7.212	656

Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
34	0.00	$20,023.17	8.051	84.02	8.051	657
8.20	0.21	$42,988.49	8.524	88.82	8.524	612
2.85	2.44	$62,806.02	8.342	92.49	8.342	634
3.81	3.96	$87,549.77	8.101	92.26	8.101	628
5.41	5.76	$113,140.51	7.747	90.43	7.747	642
17.09	6.87	$137,590.36	7.590	90.59	7.590	646
0.09	6.98	$162,681.83	7.400	90.08	7.400	652
6.70	6.97	$187,694.35	7.224	89.64	7.224	658
9.91	6.29	$212,243.31	7.214	88.26	7.214	659
2.09	5.44	$237,018.43	7.227	88.05	7.227	654
6.90	5.58	$262,112.99	7.196	87.91	7.196	645
6.40	5.40	$288,340.94	7.024	90.28	7.024	653
4.44	6.37	$315,525.89	7.123	87.24	7.123	660
4.90	3.06	$342,369.66	6.852	88.27	6.852	676
05.05	26.25	$447,722.90	6.930	88.69	6.930	666
5.68	6.53	$711,221.00	6.694	86.12	6.694	664
2.46	1.88	$1,410,380.22	7.111	74.46	7.111	681
18.32	100.00	$216,925.44	7.212	88.76	7.212	656

Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
.58	0.08	$233,598.19	2.000	77.25	2.000	735
.00	0.04	$346,972.00	4.250	99.00	4.250	801
7.95	0.16	$451,889.32	4.604	79.48	4.604	730
5.09	1.15	$328,901.90	5.278	87.10	5.278	703
7.00	7.76	$301,310.50	5.782	87.19	5.782	691
18.34	14.11	$276,520.19	6.258	88.15	6.258	679
05.69	24.14	$249,609.63	6.733	87.88	6.733	677
04.89	17.27	$220,385.96	7.231	88.93	7.231	666
75.51	15.84	$213,759.67	7.701	88.33	7.701	643
9.79	6.54	$176,871.70	8.226	90.52	8.226	616
9.17	6.77	$146,880.26	8.715	91.77	8.715	596
6.84	3.10	$132,776.10	9.224	92.55	9.224	584
7.33	2.38	$123,944.39	9.725	91.41	9.725	577
9.13	0.33	$118,267.35	10.196	93.18	10.196	571
1.34	0.19	$122,611.64	10.760	86.78	10.760	562
.65	0.09	$235,991.88	11.274	75.10	11.274	573
.02	0.02	$63,423.01	11.602	75.93	11.602	554
.00	0.03	$226,002.00	12.500	90.00	12.500	638
18.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
718.32	100.00	$216,925.44	7.212	88.76	7.212	656
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
501.32	98.67	$218,278.55	7.205	88.62	7.205	656
:17.00	1.33	$148,556.99	7.690	99.17	7.690	651
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
63.29	7.21	$184,558.71	7.046	91.45	7.046	699
255.03	92.79	$219,920.99	7.224	88.55	7.224	653
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
718.32	100.00	$216,925.44	7.212	88.76	7.212	656
	-	-	-	-	-	-
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
117.00	1.38	$148,389.83	7.705	99.20	7.705	650
796.55	39.21	$227,434.64	7.142	91.08	7.142	653
538.74	38.35	$215,508.52	7.355	87.88	7.355	654
28.93	10.00	$204,195.38	7.177	86.51	7.177	658
85.91	7.10	$218,264.63	6.823	83.84	6.823	687
58.19	2.18	$193,756.54	7.234	83.27	7.234	649
33.24	0.95	$201,839.31	7.468	86.79	7.468	658
78.89	0.30	$190,159.91	7.337	91.50	7.337	659
73.96	0.14	$194,462.33	5.787	76.72	5.787	743
89.71	0.21	$345,697.94	5.304	86.38	5.304	672
8.36	0.07	$280,594.18	6.226	91.38	6.226	692
).74	0.01	$95,580.74	8.990	100.00	8.990	643
6.92	0.07	$191,025.64	6.524	90.10	6.524	591
9.25	0.01	$108,509.25	7.999	100.00	7.999	585
1.93	0.02	$151,261.93	7.840	95.00	7.840	747
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
8.39	0.01	$99,858.39	7.750	22.00	7.750	644
11.07	0.06	$255,940.54	6.159	33.68	6.159	661
10.65	0.07	$196,060.22	6.215	38.93	6.215	620
50.04	0.20	$414,862.51	6.516	43.54	6.516	660
57.46	0.35	$205,575.53	6.939	48.97	6.939	600
97.44	0.14	$114,449.74	7.582	53.08	7.582	607
19.57	0.60	$246,210.98	6.573	58.71	6.573	627
014.52	1.56	$340,053.01	6.654	63.71	6.654	661
361.50	2.59	$277,777.42	7.266	69.16	7.266	627
065.65	4.24	$276,425.71	7.014	74.38	7.014	648
,480.74	22.06	$234,512.19	6.914	79.78	6.914	674
166.81	6.94	$207,220.82	7.624	84.59	7.624	607
,254.87	18.43	$232,418.07	7.277	89.79	7.277	660
,223.31	14.22	$212,653.21	7.487	94.79	7.487	663
,723.28	28.31	$188,414.10	7.239	99.93	7.239	654

3.02	0.22	$180,078.30	7.436	135.23	7.436	678
18.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
82.49	77.95	$229,688.99	7.200	89.72	7.200	645
27.11	19.18	$177,447.35	7.251	85.18	7.251	697
08.72	2.87	$212,159.01	7.255	86.46	7.255	696
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.00	0.09	$376,325.00	7.083	86.95	7.083	753
5.68	0.64	$265,814.78	7.128	85.59	7.128	693
65.23	7.96	$194,729.19	6.979	89.69	6.979	680
4.85	0.01	$120,824.85	8.375	75.00	8.375	0
6.24	0.02	$147,406.24	6.000	80.00	6.000	721
59.85	0.41	$188,881.10	6.882	85.48	6.882	732
7.48	0.10	$401,888.74	7.401	89.23	7.401	772
84.38	2.53	$215,849.32	7.216	90.64	7.216	653
204.08	16.05	$268,228.70	7.071	89.95	7.071	658
388.20	62.06	$206,567.36	7.278	88.80	7.278	647
97.19	8.94	$237,825.71	7.256	85.45	7.256	684
55.14	1.18	$227,515.47	7.024	88.30	7.024	682
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
932.32	25.97	$219,903.72	7.419	83.43	7.419	628
747.38	58.39	$205,241.29	7.190	91.66	7.190	672
038.62	15.64	$267,822.03	6.949	86.78	6.949	646
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
484.63	41.85	$184,108.24	7.282	92.20	7.282	632
233.69	58.15	$248,842.85	7.161	86.28	7.161	674
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO	WA REM IO
0.00	0.06	$519,200.00	5.000	90.00	5.000	715	10
0.85	0.10	$215,680.21	6.286	75.87	6.286	667	0
0.00	0.11	$458,800.00	6.237	84.07	6.237	689	39
0.00	0.01	$76,000.00	5.625	80.00	5.625	683	116
0.00	0.07	$183,683.33	5.940	91.08	5.940	752	117
7.62	0.05	$454,047.62	5.750	80.00	5.750	650	0
08.81	0.12	$255,952.20	7.299	80.54	7.299	737	0
550.00	1.25	$413,822.00	6.653	79.09	6.653	715	118
72.18	0.15	$182,810.31	4.288	82.18	4.288	728	113
75.29	0.39	$188,733.84	7.699	84.89	7.699	632	0
50.00	0.22	$362,390.00	6.105	86.84	6.105	654	109
65.08	0.19	$143,196.83	6.504	90.68	6.504	701	0

95.28	33.18	$177,382.03	7.884	88.94	7.884	617	0
85.37	30.53	$283,420.86	6.945	92.22	6.945	657	67
.34	0.03	$95,035.11	6.511	80.81	6.511	709	0
4.00	0.37	$309,341.40	6.865	87.58	6.865	678	116
92.65	1.36	$141,012.41	6.824	92.48	6.824	721	0
93.13	2.16	$203,214.69	6.473	89.51	6.473	693	76
35.00	4.66	$169,169.01	7.451	84.10	7.451	641	0
61.41	7.90	$252,149.27	6.962	86.78	6.962	702	107
.45	0.08	$162,296.61	6.597	77.95	6.597	666	0
0.00	0.37	$617,990.00	6.573	71.39	6.573	683	71
9.75	1.15	$163,399.48	6.535	83.32	6.535	682	0
01.94	3.04	$218,629.58	6.599	87.52	6.599	713	77
15.56	3.28	$184,571.53	6.917	86.10	6.917	689	0
30.60	5.09	$240,795.60	6.721	85.81	6.721	694	100
.00	0.08	$317,200.00	6.376	95.00	6.376	740	118
9.64	0.32	$201,663.82	6.139	78.84	6.139	685	0
10.90	1.98	$297,485.65	6.500	86.91	6.500	709	116
0.00	0.11	$298,600.00	6.565	66.08	6.565	700	117
1.14	0.39	$232,977.94	6.315	84.42	6.315	719	0
0.00	0.58	$208,035.65	6.878	87.57	6.878	701	107
5.33	0.05	$211,427.67	6.000	80.00	6.000	677	0
5.00	0.55	$454,103.50	6.668	70.24	6.668	702	114
718.32	100.00	$216,925.44	7.212	88.76	7.212	656	81

ntage
and fixed rate term (2yr, 3yr, 5yr, 10yr)

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
26.27	1.73	$377,082.27	6.819	79.27	6.819	675
357.18	25.83	$389,199.19	6.750	87.02	6.750	662
12.01	2.33	$260,019.08	7.121	85.07	7.121	671
322.86	70.11	$183,977.10	7.394	89.75	7.394	653
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
563.46	67.62	$212,193.73	7.235	89.62	7.235	648
054.86	32.38	$227,522.56	7.162	86.95	7.162	674
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
90.82	10.15	$266,448.86	7.167	88.70	7.167	671
953.21	41.43	$208,931.68	7.338	90.75	7.338	630
438.38	14.03	$192,134.83	6.957	87.61	6.957	680
48.26	0.68	$187,431.61	7.110	86.93	7.110	658
054.86	32.38	$227,522.56	7.162	86.95	7.162	674
32.79	1.34	$235,977.29	7.549	84.08	7.549	690
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
43.73	0.30	$248,834.37	6.642	80.80	6.642	0
9.84	0.02	$101,139.92	7.962	77.43	7.962	487

34.24	2.02	$159,406.99	8.640	78.82	8.640	509
39.60	3.56	$163,749.66	8.365	83.80	8.365	530
62.19	3.13	$183,760.02	8.346	84.06	8.346	549
05.95	1.86	$178,697.74	8.480	89.58	8.480	569
90.95	7.38	$166,225.86	7.996	94.10	7.996	589
37.03	8.34	$190,593.47	7.608	92.46	7.608	610
965.73	13.05	$236,199.05	7.177	87.76	7.177	630
268.07	12.21	$241,517.39	7.038	90.00	7.038	649
70.34	11.81	$247,332.33	7.021	89.13	7.021	669
88.13	11.74	$250,288.11	6.825	87.89	6.825	689
03.65	7.32	$222,469.87	6.755	88.73	6.755	709
92.43	6.20	$215,447.03	6.795	88.49	6.795	729
70.70	5.02	$224,474.44	6.655	87.87	6.655	749
94.43	4.05	$255,538.13	6.599	86.96	6.599	769
53.72	1.47	$220,650.07	6.598	88.14	6.598	788
75.35	0.51	$208,928.77	6.426	92.28	6.426	804
2.24	0.02	$144,442.24	7.500	75.00	7.500	888
718.32	100.00	$216,925.44	7.212	88.76	7.212	656

%<550 FICO	%full doc	%non owner
0.00	7.53	5.59
0.00	6.71	15.80
0.00	12.92	19.81
2.15	25.14	13.91
18.88	48.33	4.28
3.31	62.58	22.66
0.96	62.25	22.55
0.00	100.00	0.00
2.02	28.08	14.67

Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	ien (Simultaneous or Silent)
80.00	0.00	0.00	0.00	7.352	0.00	0.00
90.00	100.00	100.00	0.00	8.190	0.00	0.00
85.00	94.15	88.34	0.00	10.236	0.00	10.17
90.00	66.26	100.00	0.00	9.323	0.00	9.24
95.00	81.62	100.00	0.00	8.123	0.00	4.37
100.00	82.63	94.11	16.82	8.184	0.00	3.91
100.00	86.17	92.52	0.00	8.542	0.00	0.00
100.00	42.42	93.31	11.88	7.412	0.00	6.11
100.00	18.47	85.84	40.81	6.918	0.00	13.93
100.00	15.38	83.36	39.92	6.767	0.00	7.54
100.00	25.86	75.31	14.52	6.976	0.00	10.88
100.00	47.04	69.40	25.12	7.063	0.00	20.91
100.00	47.02	60.73	30.94	6.960	0.00	14.86
99.00	61.11	61.94	19.30	6.876	0.00	20.16
100.00	45.62	69.60	39.04	6.925	0.00	4.17
95.00	60.87	48.42	19.43	6.975	0.00	18.29
95.00	38.72	58.46	39.63	6.845	0.00	34.37
95.00	23.52	15.40	0.00	6.338	0.00	0.00
100.00	27.57	81.09	32.81	7.000	0.00	11.40

Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN	% Second Lien (Simultaneous or Silent)
90.00	100.00	100.00	8.55	0.000	0.00
80.00	0.00	100.00	6.66	0.000	0.00
95.00	20.51	86.66	6.85	0.000	16.54
95.00	15.25	80.09	6.82	0.000	7.18
95.00	18.84	49.58	7.24	0.000	2.42
95.00	47.98	69.41	6.76	0.000	24.48
95.00	48.77	91.94	6.59	0.000	29.73
95.00	67.20	68.79	6.72	0.000	41.52
95.00	40.19	66.35	6.96	0.000	0.00
80.00	66.42	66.42	6.42	0.000	66.42
80.00	27.03	100.00	6.16	0.000	75.29
95.00	22.31	81.49	6.84	0.000	13.94

otal ARMs, Total Fixed, Total IO Loans seperately

al Principal e	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
.00	0.69	$42,301.18	8.141	78.26	8.141	653
.50	3.05	$62,774.38	8.156	84.73	8.156	643
9.00	5.63	$87,889.92	7.709	84.13	7.709	638
9.00	6.74	$114,362.80	7.129	80.01	7.129	651
7.00	8.49	$137,005.88	7.105	83.82	7.105	657
8.00	7.87	$160,468.89	7.150	82.08	7.150	648
7.00	7.79	$186,705.98	7.073	81.44	7.073	651

40.00	8.03	$212,234.85	6.797	80.65	6.797	645
'85.00	5.48	$235,783.45	6.895	78.45	6.895	651
i26.00	5.27	$260,874.65	6.914	82.59	6.914	653
:82.00	7.67	$287,700.70	6.703	78.68	6.703	652
.44.00	5.03	$316,044.69	6.968	80.49	6.968	652
73.00	2.78	$340,583.58	6.871	77.60	6.871	640
i67.00	20.68	$436,949.45	6.770	79.34	6.770	653
50.00	3.75	$725,619.07	6.790	76.43	6.790	655
00.00	1.04	$1,207,670.80	6.190	80.00	6.190	678
033.50	100.00	$190,070.73	7.000	80.66	7.000	651

·al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
44.96	0.69	$42,301.18	8.141	78.26	8.141	653
04.97	3.05	$62,774.38	8.156	84.73	8.156	643
i97.38	5.63	$87,889.92	7.709	84.13	7.709	638
'03.69	6.74	$114,362.80	7.129	80.01	7.129	651
i30.96	8.61	$137,094.73	7.100	83.77	7.100	657
)55.65	7.88	$160,693.47	7.148	82.17	7.148	648
:98.65	7.80	$186,961.84	7.082	81.45	7.082	650
i50.09	7.95	$212,377.59	6.793	80.55	6.793	645
717.47	5.42	$237,636.18	6.893	78.44	6.893	651
108.66	5.27	$260,874.65	6.914	82.59	6.914	653
i43.49	7.67	$287,700.70	6.703	78.68	6.703	652
i53.41	5.03	$316,044.69	6.968	80.49	6.968	652
68.05	2.93	$341,043.40	6.858	77.72	6.858	641
i60.03	20.53	$437,749.17	6.771	79.34	6.771	653
28.87	3.75	$725,619.07	6.790	76.43	6.790	655
41.59	1.04	$1,207,670.80	6.190	80.00	6.190	678
507.92	100.00	$190,070.73	7.000	80.66	7.000	651

·al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
)9.66	0.23	$262,799.83	5.375	64.35	5.375	631
731.17	7.32	$233,188.10	5.821	78.46	5.821	660
i47.03	23.96	$247,535.76	6.224	77.51	6.224	659
779.35	25.24	$196,240.06	6.698	79.23	6.698	652
i93.78	13.98	$175,640.51	7.178	80.23	7.178	651
255.57	17.04	$186,869.13	7.679	83.22	7.679	648
i80.93	5.75	$146,833.86	8.224	86.63	8.224	651
67.16	4.14	$131,933.80	8.699	89.82	8.699	634
'57.45	0.78	$90,467.87	9.210	91.78	9.210	625
)84.05	0.52	$100,007.00	9.671	88.83	9.671	552
i9.35	0.32	$93,067.42	10.150	89.32	10.150	557
)6.03	0.29	$74,799.56	10.607	93.36	10.607	562
i9.38	0.26	$74,379.92	11.245	86.86	11.245	550
i7.01	0.18	$68,639.50	11.671	81.19	11.671	515
.507.92	100.00	$190,070.73	7.000	80.66	7.000	651

·al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
)62.72	3.13	$139,806.98	6.546	72.40	6.546	653
i9.19	0.28	$107,674.87	8.201	72.03	8.201	604
.496.01	96.59	$192,738.62	7.011	80.95	7.011	651
.507.92	100.00	$190,070.73	7.000	80.66	7.000	651

·al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO

2.72	3.13	$139,806.98	6.546	72.40	6.546	653
45.20	95.82	$192,010.04	7.014	80.91	7.014	650
0.00	1.06	$223,172.73	7.069	81.68	7.069	710
07.92	100.00	$190,070.73	7.000	80.66	7.000	651

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
83.75	13.15	$173,705.02	7.302	91.78	7.302	670
24.17	86.85	$192,821.80	6.954	78.97	6.954	648
07.92	100.00	$190,070.73	7.000	80.66	7.000	651

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
07.92	100.00	$190,070.73	7.000	80.66	7.000	651
	-	-	-	-	-	-
07.92	100.00	$190,070.73	7.000	80.66	7.000	651

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.00	1.06	$223,172.73	7.069	81.68	7.069	710
85.02	12.10	$169,505.33	7.368	86.92	7.368	666
76.57	34.13	$196,843.61	7.058	81.08	7.058	653
19.42	43.69	$193,102.13	6.906	77.40	6.906	643
17.89	6.44	$196,877.87	6.663	86.28	6.663	645
4.31	1.32	$153,451.22	6.873	88.85	6.873	649
6.66	0.80	$169,321.51	7.172	80.91	7.172	665
3.47	0.26	$123,008.69	6.138	86.74	6.138	654
8.46	0.04	$100,848.46	6.500	100.00	6.500	715
.73	0.04	$92,610.73	6.875	85.00	6.875	661
.18	0.04	$82,263.18	6.500	100.00	6.500	692
.61	0.04	$88,697.61	7.500	80.00	7.500	730
.60	0.04	$90,284.60	7.750	85.00	7.750	524
07.92	100.00	$190,070.73	7.000	80.66	7.000	651

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.40	0.06	$49,440.13	6.750	17.49	6.750	700
.31	0.04	$99,006.31	6.500	27.00	6.500	620
2.18	0.21	$122,340.55	6.361	32.42	6.361	661
1.70	0.37	$123,734.53	6.727	37.83	6.727	635
15.07	0.53	$176,230.72	6.625	43.60	6.625	657
16.80	1.83	$250,753.93	6.762	48.94	6.762	629
55.68	1.42	$173,718.72	6.580	53.51	6.580	637
06.44	2.79	$216,226.88	6.868	58.84	6.868	636
23.03	4.61	$223,219.23	6.568	63.66	6.568	641
15.29	6.22	$212,663.46	6.859	69.32	6.859	646
06.03	7.05	$207,446.91	6.672	74.16	6.672	651
47.02	39.47	$203,895.44	6.880	79.70	6.880	647
84.16	3.60	$181,888.79	7.179	84.77	7.179	634
77.37	11.93	$178,937.92	7.207	89.52	7.207	662
58.57	13.19	$175,193.48	7.382	94.75	7.382	671
33.72	6.34	$136,502.16	7.573	99.87	7.573	641
8.15	0.32	$124,923.02	6.990	123.18	6.990	717
07.92	100.00	$190,070.73	7.000	80.66	7.000	651

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
172.71	81.09	$206,234.32	6.906	80.68	6.906	646
39.81	15.52	$135,629.10	7.471	80.35	7.471	673
95.40	3.39	$183,278.96	7.098	81.44	7.098	656
07.92	100.00	$190,070.73	7.000	80.66	7.000	651

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
7.41	0.18	$139,665.80	7.125	85.14	7.125	657
03.17	5.74	$162,615.89	7.139	83.92	7.139	673
4.19	0.10	$225,684.19	6.750	54.00	6.750	670
9.31	0.05	$113,029.31	6.250	65.00	6.250	623
5.51	0.38	$291,898.84	6.707	71.59	6.707	689
96.89	1.69	$206,721.42	6.891	85.58	6.891	669
66.98	17.71	$222,587.39	6.906	80.54	6.906	650
28.59	65.64	$182,730.57	6.994	80.77	6.994	648
68.59	8.11	$219,082.19	7.200	77.11	7.200	650
6.28	0.41	$120,140.79	6.972	86.68	6.972	663
507.92	100.00	$190,070.73	7.000	80.66	7.000	651

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
555.06	45.52	$195,939.92	7.021	77.13	7.021	642
59.54	42.25	$186,712.28	7.089	84.94	7.089	659
93.32	12.23	$181,135.63	6.611	78.96	6.611	652
507.92	100.00	$190,070.73	7.000	80.66	7.000	651

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
61.72	27.57	$166,885.06	7.073	86.46	7.073	652
946.20	72.43	$200,682.53	6.972	78.45	6.972	650
507.92	100.00	$190,070.73	7.000	80.66	7.000	651

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO	WA REM IO
5.71	0.05	$58,457.86	7.915	94.58	7.915	704	0
47.01	3.08	$143,060.94	6.524	72.04	6.524	652	0
9.19	0.28	$107,674.87	8.201	72.03	8.201	604	0
567.15	63.79	$180,821.42	7.101	80.69	7.101	650	0
28.86	32.81	$221,063.56	6.836	81.46	6.836	652	80
507.92	100.00	$190,070.73	7.000	80.66	7.000	651	80

ntage
n and fixed rate term (2yr, 3yr, 5yr, 10yr)

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
34.97	5.30	$307,983.37	6.986	74.44	6.986	639
67.63	13.06	$337,338.53	6.531	75.50	6.531	653
89.03	2.84	$275,253.71	6.717	75.54	6.717	655
616.29	78.80	$171,347.63	7.089	82.11	7.089	651
507.92	100.00	$190,070.73	7.000	80.66	7.000	651

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
ı8.77	27.38	$161,956.36	7.180	82.44	7.180	654
·59.15	72.62	$203,382.72	6.932	79.98	6.932	649
·07.92	100.00	$190,070.73	7.000	80.66	7.000	651

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
:4.99	2.06	$191,821.00	7.211	75.76	7.211	650
'7.53	3.57	$197,430.42	7.089	84.48	7.089	656
52.68	19.29	$148,951.01	7.254	82.89	7.254	654
ι6.58	2.26	$228,218.98	6.650	81.45	6.650	654
ı59.15	72.62	$203,382.72	6.932	79.98	6.932	649
;.99	0.21	$238,978.50	7.387	82.94	7.387	628
ı07.92	100.00	$190,070.73	7.000	80.66	7.000	651

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
3.49	0.13	$148,806.75	7.352	77.99	7.352	0
.72	0.04	$98,741.72	8.190	90.00	8.190	497
'3.96	0.58	$89,124.93	10.236	81.52	10.236	507
ı5.83	0.95	$104,987.90	9.323	83.28	9.323	531
'1.38	0.56	$130,257.14	8.123	86.63	8.123	554
ι6.43	0.99	$153,406.43	8.184	82.28	8.184	570
;3.57	2.01	$116,799.09	8.542	91.18	8.542	589
95.31	4.30	$163,972.05	7.412	75.33	7.412	608
30.36	33.53	$207,322.42	6.918	78.56	6.918	630
65.49	31.53	$207,051.31	6.767	78.53	6.767	650
'29.44	8.84	$188,587.43	6.976	82.22	6.976	669
68.00	5.65	$190,219.83	7.063	89.67	7.063	688
'0.55	3.04	$181,191.55	6.960	86.23	6.960	710
)2.74	2.44	$149,073.76	6.876	88.36	6.876	729
ı1.09	2.49	$181,216.91	6.925	84.80	6.925	749
)7.57	1.67	$184,461.79	6.975	90.96	6.975	768
)5.42	1.12	$153,770.91	6.845	85.01	6.845	789
5.57	0.13	$97,331.86	6.338	65.13	6.338	805
;07.92	100.00	$190,070.73	7.000	80.66	7.000	651

ɔ	%<550 FICO	%full doc	%non owner
	0.00	19.60	20.42
	0.00	16.17	31.82
	0.00	9.14	26.69
	0.03	34.23	20.60
	2.09	50.47	4.08
	0.00	42.00	4.17
	0.00	56.17	6.40
	0.00	87.79	0.00
	0.09	36.20	17.51

	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien (Simultaneous or Silent)
75.00	75.00	0.00	0.00	100.00	7.375	3.50	0.00
85.00	85.00	100.00	100.00	100.00	8.750	8.88	0.00
75.12	92.00	100.00	100.00	100.00	7.395	3.41	0.00
85.33	95.00	72.52	100.00	100.00	8.235	6.00	0.00
83.67	100.00	80.01	99.58	100.00	7.355	6.25	46.31
85.55	100.00	70.92	99.10	100.00	7.079	6.06	30.82
81.78	100.00	40.15	92.14	100.00	6.924	5.28	28.01
81.46	100.00	32.56	86.54	100.00	6.867	4.87	25.96
82.81	100.00	33.86	82.32	100.00	6.891	4.44	40.41
80.51	100.00	21.11	67.65	100.00	6.699	3.89	39.86
81.40	100.00	23.61	55.57	100.00	6.679	3.59	39.66
81.70	100.00	22.03	52.35	100.00	6.738	3.99	38.18
82.61	100.00	21.90	59.19	100.00	6.657	3.44	25.04
80.98	95.00	23.34	61.59	100.00	6.483	3.47	30.91
80.48	95.00	35.31	55.29	100.00	6.564	3.67	37.08
82.43	95.00	34.57	70.32	100.00	6.217	3.85	59.16
82.00	100.00	35.23	77.62	100.00	6.841	4.51	33.61

	Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN	% Second Lien (Simultaneous or Silent)
75.00	75.00	0.00	0.00	7.38	3.500	0.00
85.00	85.00	100.00	100.00	8.75	8.875	0.00
75.12	92.00	100.00	100.00	7.40	3.414	0.00
85.33	95.00	72.52	100.00	8.24	6.000	0.00
83.67	100.00	80.01	99.58	7.36	6.254	46.31
85.55	100.00	70.92	99.10	7.08	6.064	30.82
81.78	100.00	40.15	92.14	6.92	5.278	28.01
81.46	100.00	32.56	86.54	6.87	4.868	25.96
82.81	100.00	33.86	82.32	6.89	4.442	40.41
80.51	100.00	21.11	67.65	6.70	3.893	39.86
81.40	100.00	23.61	55.57	6.68	3.592	39.66
81.70	100.00	22.03	52.35	6.74	3.993	38.18
82.61	100.00	21.90	59.19	6.66	3.440	25.04
80.98	95.00	23.34	61.59	6.48	3.467	30.91
80.48	95.00	35.31	55.29	6.56	3.666	37.08
82.43	95.00	34.57	70.32	6.22	3.849	59.16
82.00	100.00	35.23	77.62	6.84	4.510	33.61

Total ARMs, Total Fixed, Total IO Loans seperately

inal Principal ice	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.00	0.05	$40,178.57	7.963	79.53	7.963	653
03.00	0.52	$64,458.70	7.216	87.89	7.216	661
59.00	1.49	$87,562.48	7.164	87.57	7.164	679
408.20	3.70	$113,752.43	7.089	88.80	7.089	679

16.50	5.28	$137,418.67	7.045	89.67	7.045	674
03.00	6.30	$163,025.75	7.025	90.95	7.025	670
28.00	6.80	$187,904.17	6.877	88.71	6.877	677
64.00	6.36	$212,679.05	6.895	87.35	6.895	670
00.00	5.47	$236,961.64	6.989	88.30	6.989	665
05.00	5.23	$262,997.31	6.823	87.56	6.823	665
87.00	5.73	$288,179.97	6.712	88.64	6.712	663
73.00	7.72	$315,897.92	6.889	87.50	6.889	674
47.00	3.89	$342,141.42	6.642	87.36	6.642	679
235.00	30.97	$446,889.62	6.743	89.02	6.743	676
96.60	8.17	$707,462.01	6.674	87.63	6.674	669
75.00	2.32	$1,360,441.67	6.984	75.62	6.984	690
550.30	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.00	0.05	$40,178.57	7.963	79.53	7.963	653
23.93	0.52	$64,458.70	7.216	87.89	7.216	661
23.39	1.49	$87,562.48	7.164	87.57	7.164	679
17.38	3.70	$113,752.43	7.089	88.80	7.089	679
90.82	5.28	$137,418.67	7.045	89.67	7.045	674
53.73	6.30	$163,025.75	7.025	90.95	7.025	670
96.60	6.80	$187,904.17	6.877	88.71	6.877	677
89.70	6.36	$212,679.05	6.895	87.35	6.895	670
20.54	5.47	$236,961.64	6.989	88.30	6.989	665
17.08	5.23	$262,997.31	6.823	87.56	6.823	665
96.48	5.73	$288,179.97	6.712	88.64	6.712	663
31.15	7.72	$315,897.92	6.889	87.50	6.889	674
85.43	3.89	$342,141.42	6.642	87.36	6.642	679
599.44	30.97	$446,889.62	6.743	89.02	6.743	676
82.72	8.17	$707,462.01	6.674	87.63	6.674	669
75.00	2.32	$1,360,441.67	6.984	75.62	6.984	690
253.39	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
4.58	0.13	$233,598.19	2.000	77.25	2.000	735
2.00	0.07	$346,972.00	4.250	99.00	4.250	801
0.00	0.16	$850,500.00	4.625	80.00	4.625	715
87.13	1.33	$391,521.51	5.271	87.67	5.271	704
48.76	10.15	$307,987.64	5.781	88.69	5.781	691
570.82	19.76	$287,549.78	6.252	88.18	6.252	674
853.36	29.76	$263,716.20	6.720	87.74	6.720	677
54.73	18.11	$228,224.71	7.222	88.42	7.222	671
29.58	14.86	$247,595.99	7.674	87.82	7.674	660
84.42	2.95	$239,836.68	8.200	90.15	8.200	654
43.01	1.64	$201,061.47	8.667	92.90	8.667	635
85.00	0.76	$221,699.17	9.176	93.62	9.176	634
0.00	0.18	$239,775.00	9.796	97.39	9.796	587
2.00	0.04	$204,182.00	10.600	95.00	10.600	668
6.00	0.07	$348,346.00	11.250	95.00	11.250	625
2.00	0.04	$226,002.00	12.500	90.00	12.500	638
253.39	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
253.39	100.00	$260,823.83	6.841	88.26	6.841	673
253.39	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
138.39	99.35	$260,676.32	6.841	88.25	6.841	673
:5.00	0.65	$285,567.92	6.866	89.76	6.866	658
:53.39	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
82.92	9.56	$209,514.04	7.079	91.49	7.079	690
170.47	90.44	$267,755.25	6.816	87.92	6.816	671
:53.39	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
:53.39	100.00	$260,823.83	6.841	88.26	6.841	673
	-	-	-	-	-	-
:53.39	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
15.00	0.70	$285,631.92	6.922	90.55	6.922	655
190.01	42.25	$276,835.22	6.855	92.19	6.855	664
:70.80	31.00	$260,286.60	6.951	86.92	6.951	682
65.89	14.29	$233,702.68	6.785	82.73	6.785	666
02.03	8.84	$243,140.64	6.518	83.74	6.518	693
54.75	1.36	$199,865.41	6.951	86.70	6.951	681
95.62	0.73	$322,916.30	7.111	81.86	7.111	689
18.80	0.29	$301,669.76	7.094	93.09	7.094	678
0.49	0.11	$200,336.83	5.601	73.93	5.601	782
00.00	0.25	$438,833.33	4.484	86.74	4.484	701
0.00	0.08	$416,000.00	5.750	95.00	5.750	711
0.00	0.10	$262,300.00	6.475	89.09	6.475	599
:53.39	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.00	0.02	$125,000.00	6.750	32.00	6.750	638
0.00	0.07	$182,500.00	5.713	36.57	5.713	693
9.99	0.11	$279,825.00	6.286	43.07	6.286	724
00.00	0.35	$231,500.00	6.478	49.38	6.478	636
0.00	0.10	$108,860.00	6.469	53.82	6.469	639
73.08	0.57	$273,988.46	6.667	58.70	6.667	644
00.63	1.82	$417,213.07	6.370	63.85	6.370	681
58.30	2.50	$293,665.74	6.931	69.61	6.931	654
19.48	3.75	$319,143.86	6.552	74.20	6.552	674
263.90	28.14	$251,448.84	6.756	79.79	6.756	685
18.98	4.32	$296,170.38	7.014	84.51	7.014	649
25.74	17.09	$277,702.54	7.031	89.73	7.031	668
29.48	12.69	$247,274.65	7.178	94.79	7.178	675
913.81	28.38	$250,248.60	6.709	99.96	6.709	669
0.00	0.10	$178,533.33	6.655	111.42	6.655	720
253.39	100.00	$260,823.83	6.841	88.26	6.841	673

al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
772.96	77.62	$286,073.11	6.771	89.36	6.771	664
396.63	19.05	$194,976.54	7.083	84.17	7.083	707
83.80	3.34	$231,810.31	7.082	86.14	7.082	697
253.39	100.00	$260,823.83	6.841	88.26	6.841	673

...l Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
).00	0.14	$376,325.00	7.083	86.95	7.083	753
)0.00	0.69	$305,765.83	7.074	86.10	7.074	695
47.33	9.27	$203,937.70	6.801	89.97	6.801	687
i2.00	0.44	$231,726.20	6.906	85.92	6.906	720
39.03	2.62	$243,077.88	6.667	91.69	6.667	675
i63.00	19.56	$278,500.44	6.859	89.48	6.859	668
107.83	56.89	$264,269.49	6.821	88.10	6.821	668
17.28	9.07	$269,138.30	7.017	84.49	7.017	690
76.92	1.31	$384,665.38	6.676	86.39	6.676	697
!53.39	100.00	$260,823.83	6.841	88.26	6.841	673

...al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
)92.70	22.32	$277,430.81	6.956	82.25	6.956	656
794.32	61.08	$248,735.38	6.828	90.81	6.828	684
66.37	16.60	$289,275.14	6.734	86.98	6.734	654
253.39	100.00	$260,823.83	6.841	88.26	6.841	673

...al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
)04.38	35.23	$242,942.56	6.664	91.86	6.664	655
249.01	64.77	$271,703.14	6.937	86.31	6.937	683
!53.39	100.00	$260,823.83	6.841	88.26	6.841	673

...al Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO	WA REM IO
0.00	0.10	$519,200.00	5.000	90.00	5.000	715	10
0.00	0.17	$458,800.00	6.237	84.07	6.237	689	39
).00	0.01	$76,000.00	5.625	80.00	5.625	683	116
0.00	0.10	$183,683.33	5.940	91.08	5.940	752	117
50.00	1.96	$413,822.00	6.653	79.09	6.653	715	118
72.18	0.24	$182,810.31	4.288	82.18	4.288	728	113
50.00	0.34	$362,390.00	6.105	86.84	6.105	654	109
985.37	47.81	$283,420.86	6.945	92.22	6.945	657	67
14.00	0.59	$309,341.40	6.865	87.58	6.865	678	116
93.13	3.39	$203,214.69	6.473	89.51	6.473	693	76
61.41	12.36	$252,149.27	6.962	86.78	6.962	702	107
28.86	14.44	$221,063.56	6.836	81.46	6.836	652	80
50.00	0.59	$617,990.00	6.573	71.39	6.573	683	71
01.94	4.76	$218,629.58	6.599	87.52	6.599	713	77
30.60	7.98	$240,795.60	6.721	85.81	6.721	694	100
0.00	0.12	$317,200.00	6.376	95.00	6.376	740	118
10.90	3.10	$297,485.65	6.500	86.91	6.500	709	116
0.00	0.17	$298,600.00	6.565	66.08	6.565	700	117
20.00	0.91	$208,035.65	6.878	87.57	6.878	701	107
35.00	0.86	$454,103.50	6.668	70.24	6.668	702	114
253.39	100.00	$260,823.83	6.841	88.26	6.841	673	81

...ntage
... and fixed rate term (2yr, 3yr, 5yr, 10yr)

ıl Balance as of ʾate	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
;0.00	1.77	$467,347.00	6.768	79.43	6.768	673
·22.71	31.73	$395,194.16	6.550	87.94	6.550	675
)1.08	2.31	$265,176.11	6.974	84.66	6.974	686
;89.60	64.20	$220,886.57	6.982	88.80	6.982	672
:53.39	100.00	$260,823.83	6.841	88.26	6.841	673

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
·39.01	61.04	$264,060.31	6.840	89.96	6.840	669
·14.38	38.96	$255,908.72	6.842	85.61	6.842	679
:53.39	100.00	$260,823.83	6.841	88.26	6.841	673

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
70.35	10.23	$292,028.49	7.015	89.45	7.015	683
·29.81	33.57	$280,538.50	6.795	92.36	6.795	652
68.58	14.30	$218,881.36	6.767	86.19	6.767	693
ʾ7.98	1.19	$273,894.69	6.510	80.99	6.510	680
·14.38	38.96	$255,908.72	6.842	85.61	6.842	679
ʾ2.29	1.76	$257,733.12	7.493	83.74	7.493	702
:53.39	100.00	$260,823.83	6.841	88.26	6.841	673

ıl Balance as of Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
·.00	0.02	$86,250.00	7.375	75.00	7.375	0
0.00	0.06	$338,300.00	8.750	85.00	8.750	536
0.00	0.11	$294,250.00	7.395	75.12	7.395	555
·19.99	0.48	$283,550.00	8.235	85.33	8.235	569
·41.61	5.17	$227,732.85	7.355	92.95	7.355	589
92.04	6.61	$256,555.09	7.079	91.73	7.079	611
01.86	16.50	$251,943.94	6.924	87.06	6.924	630
·56.71	17.22	$263,614.66	6.867	86.32	6.867	650
06.20	12.21	$286,624.47	6.891	90.29	6.891	669
·00.67	13.40	$279,653.76	6.699	87.77	6.699	689
·04.32	8.40	$259,564.94	6.679	88.44	6.679	709
·98.71	6.72	$248,051.74	6.738	88.47	6.738	729
·79.83	6.43	$244,422.88	6.657	87.17	6.657	749
·94.90	4.46	$267,807.90	6.483	87.13	6.483	770
54.57	1.69	$247,885.13	6.564	86.91	6.564	789
11.98	0.51	$269,851.20	6.217	94.14	6.217	805
253.39	100.00	$260,823.83	6.841	88.26	6.841	673

	FICO 576 600	FICO 601 625	FICO 626 650	FICO 651 675	FICO 675+	Wtd Avg LTV
	0.40%	1.49%	3.75%	1.37%	2.76%	64.05
	0.10%	0.84%	1.70%	1.37%	2.45%	76.23
	1.71%	4.05%	8.97%	7.71%	17.25%	80.08
	0.37%	0.58%	1.02%	0.91%	1.43%	85.67
	1.01%	2.18%	3.20%	2.12%	5.20%	90.22
	3.31%	3.21%	2.96%	2.75%	5.02%	96.97
	6.89%	**12.35%**	**21.59%**	**16.23%**	**34.11%**	**82.96**

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	FICO 576 600	FICO 601 625	FICO 626 650	FICO 651 675	FICO 675+	Wtd Avg LTV
	0.39%	0.89%	1.34%	0.86%	2.78%	65.06
	0.13%	0.67%	0.91%	0.82%	2.68%	76.08
	2.17%	3.43%	6.12%	7.34%	20.58%	80.09
	0.44%	0.56%	1.15%	0.72%	1.61%	85.60
	1.25%	2.46%	3.33%	2.17%	5.74%	90.20
	3.83%	3.78%	3.21%	3.16%	5.05%	97.10
	8.20%	**11.78%**	**16.07%**	**15.07%**	**38.44%**	**84.13**

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FICO 576 600	FICO 601 625	FICO 626 650	FICO 651 675	FICO 675+	Wtd Avg LTV
0.43%	3.63%	12.30%	3.17%	2.69%	62.85
0.00%	1.44%	4.53%	3.35%	1.64%	76.51
0.08%	6.27%	19.11%	9.00%	5.41%	80.06
0.09%	0.66%	0.52%	1.59%	0.79%	86.10
0.15%	1.19%	2.71%	1.94%	3.29%	90.32
1.44%	1.19%	2.06%	1.30%	4.89%	96.13
2.20%	14.39%	41.22%	20.35%	18.72%	78.81

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or informational purposes, is intended for your use only and does not constitute an offer or
commitment, or any advice or recommendation, to enter into or conclude any transaction
or otherwise). This material has been prepared by CSFB based on assumptions and
th. It is important that you (recipient) understand that those assumptions and parameters
ably have been selected or that could apply in connection with the preparation of these
saction described above. A variety of other or additional assumptions or parameters, or
rations, could result in different contemporaneous good faith analyses or assessment of the
ormance should not be taken as an indication or guarantee of future performance, and no
implied is made regarding future performance. Opinions and estimates may be changed
above has been obtained from or based upon sources believed by CSFB to be reliable, but

LOANS WITH NO FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
1 +	1,809	341,027,223.56	100.00	188,516.98	92.36
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**92.36**

FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
480 - 499	1	98,741.72	0.03	98,741.72	90.00
500 - 519	32	4,868,118.67	1.43	152,128.71	84.83
520 - 539	124	18,436,725.95	5.41	148,683.27	85.88
540 - 559	103	16,344,086.67	4.79	158,680.45	87.85
560 - 579	83	14,049,148.80	4.12	169,266.85	91.24
580 - 599	290	43,321,137.55	12.70	149,383.23	95.77
600 - 619	267	48,234,861.27	14.14	180,654.91	94.25
620 - 639	224	46,933,841.25	13.76	209,526.08	92.34
640 - 659	200	47,190,931.75	13.84	235,954.66	92.24
660 - 679	166	34,771,360.00	10.20	209,466.02	93.00
680 - 699	107	22,236,781.35	6.52	207,820.39	92.34
700 - 719	55	11,307,179.42	3.32	205,585.08	92.68
720 - 739	58	13,037,534.66	3.82	224,785.08	92.22
740 - 759	43	8,473,774.42	2.48	197,064.52	92.18
760 +	56	11,723,000.08	3.44	209,339.29	91.64
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**92.36**

ORIGINAL BALANCE						
ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	520	38,882,321.38	11.40	74,773.69	613.45	94.64
100,001 - 200,000	706	103,088,215.84	30.23	146,017.30	625.74	93.58
200,001 - 300,000	298	72,499,252.76	21.26	243,286.08	633.55	92.08
300,001 - 400,000	135	46,558,378.34	13.65	344,876.88	644.52	91.02
400,001 - 500,000	71	31,751,734.26	9.31	447,207.52	643.87	91.13
500,001 - 600,000	46	25,477,123.28	7.47	553,850.51	645.00	90.40
600,001 - 700,000	21	13,705,847.92	4.02	652,659.42	646.14	90.44
700,001 - 800,000	9	6,605,954.89	1.94	733,994.99	648.50	91.52
800,001 - 900,000	3	2,458,394.89	0.72	819,464.96	668.54	88.29
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
5.000 - 5.499	5	1,356,333.87	0.40	271,266.77	717.42	92.05
5.500 - 5.999	50	16,430,011.13	4.82	328,600.22	683.64	89.33
6.000 - 6.499	93	29,332,902.66	8.60	315,407.56	684.10	90.80
6.500 - 6.999	183	47,849,400.07	14.03	261,472.13	657.52	91.27
7.000 - 7.499	189	43,806,957.72	12.85	231,782.85	651.87	92.34
7.500 - 7.999	332	67,373,999.69	19.76	202,933.73	630.69	92.42
8.000 - 8.499	239	41,086,846.20	12.05	171,911.49	613.71	92.61
8.500 - 8.999	348	49,298,765.71	14.46	141,663.12	603.97	93.50
9.000 - 9.499	178	22,702,778.08	6.66	127,543.70	588.04	93.46
9.500 - 9.999	141	16,440,122.72	4.82	116,596.62	589.10	94.78
10.000 - 10.499	25	2,855,635.27	0.84	114,225.41	580.41	95.27
10.500 - 10.999	16	1,379,996.64	0.40	86,249.79	595.17	95.89

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
11.000 - 11.499	7	723,399.45	0.21	103,342.78	602.86	95.29
11.500 - 11.999	2	164,072.35	0.05	82,036.18	558.32	89.05
12.500 - 12.999	1	226,002.00	0.07	226,002.00	638.00	90.00
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

NET RATE						
CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
4.500 - 4.999	2	887,997.70	0.26	443,998.85	718.66	93.13
5.000 - 5.499	32	11,285,580.80	3.31	352,674.40	681.75	89.07
5.500 - 5.999	103	31,307,646.21	9.18	303,957.73	680.32	90.48
6.000 - 6.499	174	47,692,289.59	13.98	274,093.62	659.18	91.31
6.500 - 6.999	199	44,892,758.56	13.16	225,591.75	646.95	91.89
7.000 - 7.499	327	66,332,208.96	19.45	202,850.79	635.81	92.58
7.500 - 7.999	281	48,671,462.64	14.27	173,208.05	615.88	92.77
8.000 - 8.499	335	47,821,141.35	14.02	142,749.68	602.86	93.56
8.500 - 8.999	179	22,043,543.65	6.46	123,148.29	590.57	93.63
9.000 - 9.499	129	14,971,430.43	4.39	116,057.60	589.41	94.60
9.500 - 9.999	27	3,134,332.83	0.92	116,086.40	581.69	95.70
10.000 - 10.499	11	873,357.04	0.26	79,396.09	605.51	95.12
10.500 - 10.999	7	723,399.45	0.21	103,342.78	602.86	95.29
11.000 - 11.499	2	164,072.35	0.05	82,036.18	558.32	89.05
12.000 - 12.499	1	226,002.00	0.07	226,002.00	638.00	90.00
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

LOAN TO VALUE						
LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
80.01 - 85.00	296	58,354,227.28	17.11	197,142.66	593.47	84.61
85.01 - 90.00	538	120,038,435.83	35.20	223,119.77	642.12	89.76
90.01 - 95.00	411	88,785,781.76	26.03	216,023.80	654.35	94.75
95.01 - 100.00	563	73,611,981.76	21.59	130,749.52	625.00	99.84
100.01 +	1	236,796.93	0.07	236,796.93	608.00	102.00
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

STATE						
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	50	5,361,305.78	1.57	107,226.12	596.82	95.51
Alaska	2	437,399.92	0.13	218,699.96	668.27	91.77
Arizona	95	21,165,489.60	6.21	222,794.63	635.91	90.31
Arkansas	12	1,221,884.18	0.36	101,823.68	624.46	97.21
California	157	65,876,419.19	19.32	419,595.03	637.92	89.74
Colorado	38	7,409,910.03	2.17	194,997.63	643.11	92.88
Connecticut	10	2,458,978.28	0.72	245,897.83	614.67	92.60
Delaware	1	148,595.17	0.04	148,595.17	551.00	85.00
Florida	172	34,516,454.19	10.12	200,677.06	626.07	92.36
Georgia	104	17,891,704.84	5.25	172,035.62	638.73	94.16
Hawaii	12	4,201,695.63	1.23	350,141.30	657.92	91.79
Idaho	13	1,736,843.76	0.51	133,603.37	623.54	92.56
Illinois	117	24,169,984.89	7.09	206,581.07	654.78	92.64
Indiana	69	7,393,033.87	2.17	107,145.42	630.41	94.19

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Iowa	15	1,386,351.04	0.41	92,423.40	604.20	92.26
Kansas	19	1,881,659.12	0.55	99,034.69	595.64	92.81
Kentucky	33	2,899,808.47	0.85	87,872.98	612.98	95.32
Louisiana	14	1,686,564.92	0.49	120,468.92	631.27	95.20
Maine	2	715,555.04	0.21	357,777.52	537.01	84.19
Maryland	24	7,391,280.04	2.17	307,970.00	635.49	94.22
Massachusetts	19	5,728,894.37	1.68	301,520.76	639.87	89.54
Michigan	90	11,304,810.99	3.31	125,609.01	628.63	94.25
Minnesota	39	6,758,742.45	1.98	173,301.09	632.09	93.78
Mississippi	19	1,820,129.98	0.53	95,796.31	582.13	92.43
Missouri	58	6,356,896.20	1.86	109,601.66	602.31	94.08
Montana	3	442,975.24	0.13	147,658.41	712.05	96.35
Nebraska	3	242,979.06	0.07	80,993.02	652.68	95.00
Nevada	19	4,547,608.35	1.33	239,347.81	658.76	92.67
New Hampshire	3	925,449.21	0.27	308,483.07	641.22	92.85
New Jersey	29	8,867,874.17	2.60	305,788.76	642.33	91.84
New Mexico	12	1,525,363.90	0.45	127,113.66	649.14	94.14
New York	15	4,260,059.96	1.25	284,004.00	696.79	89.23
North Carolina	54	6,678,310.24	1.96	123,672.41	621.48	94.18
North Dakota	3	361,037.43	0.11	120,345.81	640.41	99.58
Ohio	91	10,994,057.13	3.22	120,813.81	611.95	94.08
Oklahoma	17	1,805,445.15	0.53	106,202.66	609.20	96.27
Oregon	20	3,879,797.47	1.14	193,989.87	641.58	92.35
Pennsylvania	53	8,012,603.73	2.35	151,181.20	618.43	93.23
Rhode Island	3	729,551.75	0.21	243,183.92	600.25	90.00
South Carolina	40	5,290,216.11	1.55	132,255.40	628.91	94.47
Tennessee	55	6,165,808.16	1.81	112,105.60	620.53	95.46
Texas	79	9,374,235.50	2.75	118,661.21	608.56	93.86
Utah	18	3,295,124.08	0.97	183,062.45	679.75	93.81
Vermont	1	160,000.00	0.05	160,000.00	621.00	100.00
Virginia	42	10,247,735.88	3.00	243,993.71	638.36	92.86
Washington	30	6,136,400.30	1.80	204,546.68	623.47	89.89
West Virginia	9	1,159,979.13	0.34	128,886.57	648.16	100.00
Wisconsin	24	3,732,474.50	1.09	155,519.77	632.92	94.48
Wyoming	2	271,745.16	0.08	135,872.58	686.39	93.97
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	586	106,872,853.45	31.34	182,376.88	618.95	91.34
Purchase	984	171,262,442.87	50.22	174,047.20	639.27	93.59
Rate/Term Refinance	239	62,891,927.24	18.44	263,146.14	641.21	90.76
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	237	35,688,551.87	10.47	150,584.61	672.52	91.22
Owner Occupied	1,537	299,419,278.90	87.80	194,807.60	627.68	92.48
Second Home	35	5,919,392.79	1.74	169,125.51	678.84	93.48
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PROPERTY TYPE						
PROPTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Condo High-Rise	1	47,450.55	0.01	47,450.55	666.00	95.00
Condo Low-Rise	111	21,821,966.65	6.40	196,594.29	653.48	92.31
Mid-Rise Condo	2	398,046.81	0.12	199,023.41	754.60	92.89
Multi-Family	2	803,777.48	0.24	401,888.74	771.84	89.23
PUD - Attached	44	9,526,551.88	2.79	216,512.54	633.57	92.81
PUD - Detached	191	46,982,574.26	13.78	245,982.06	637.05	91.76
Single Family - 1 Unit	1,361	240,169,903.77	70.43	176,465.76	627.94	92.57
Single Family - 2 to 4 Unit	82	18,823,280.65	5.52	229,552.20	660.16	90.74
Townhouse	15	2,453,671.51	0.72	163,578.10	628.65	95.82
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

DOCUMENTATION TYPE						
DOCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Full/Alternative	1,231	203,095,129.34	59.55	164,983.86	620.71	93.54
Stated/Limited	578	137,932,094.22	40.45	238,636.84	651.74	90.63
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

PREPAY PENALTY						
PP DESC	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
12M PP	106	24,223,207.86	7.10	228,520.83	635.63	91.95
24M PP	940	178,837,775.96	52.44	190,252.95	621.42	92.11
36M PP	265	40,066,545.83	11.75	151,194.51	638.08	92.80
60M PP	20	2,232,948.56	0.65	111,647.43	586.91	99.69
No PP	473	94,830,717.39	27.81	200,487.77	654.25	92.61
Other	5	836,027.96	0.25	167,205.59	608.63	91.00
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

Index Code						
INDEX	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
1 YR LIBOR - WSJ	89	16,222,265.59	4.76	182,272.65	730.07	93.75
1 YR TRSRY - CMT	12	2,123,655.84	0.62	176,971.32	622.61	90.59
6 MO LIBOR - FNMA	46	7,035,456.07	2.06	152,944.70	607.96	95.62
6 MO LIBOR - WSJ	1,453	286,403,405.95	83.98	197,111.77	626.80	92.24
FIXED	209	29,242,440.11	8.57	139,915.98	649.66	92.13
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

MAXIMUM MORTGAGE RATE						
MAX RATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 6.999	209	29,242,440.11	8.57	139,915.98	649.66	92.13
9.000 - 9.999	1	531,250.00	0.16	531,250.00	620.00	85.00
10.000 - 10.999	10	2,375,233.53	0.70	237,523.35	712.07	89.87
11.000 - 11.999	57	16,666,699.48	4.89	292,398.24	690.48	90.75
12.000 - 12.999	172	52,580,504.58	15.42	305,700.61	664.37	91.09
13.000 - 13.999	340	79,776,766.43	23.39	234,637.55	645.57	92.43
14.000 - 14.999	495	85,168,357.18	24.97	172,057.29	615.87	92.78

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
15.000 - 15.999	417	60,769,581.04	17.82	145,730.41	598.23	93.31
16.000 - 16.999	101	12,895,568.17	3.78	127,678.89	587.67	93.34
17.000 - 17.999	6	794,821.04	0.23	132,470.17	589.96	91.84
18.000 +	1	226,002.00	0.07	226,002.00	638.00	90.00
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
09. September 2006	1	95,580.74	0.03	95,580.74	643.00	100.00
11. November 2006	1	151,261.93	0.04	151,261.93	747.00	95.00
12. December 2006	1	145,188.36	0.04	145,188.36	638.00	81.00
13. February 2007	3	967,739.71	0.28	322,579.90	637.06	90.84
14. March 2007	1	57,761.55	0.02	57,761.55	675.00	100.00
15. April 2007	4	401,770.39	0.12	100,442.60	582.37	97.88
16. May 2007	18	3,094,814.20	0.91	171,934.12	630.07	96.91
17. June 2007	29	4,503,575.12	1.32	155,295.69	604.41	93.87
18. July 2007	50	7,973,866.83	2.34	159,477.34	620.14	95.68
19. August 2007	141	26,480,361.43	7.76	187,803.98	615.95	93.04
20. September 2007	600	115,791,630.52	33.95	192,986.05	624.23	92.31
21. October 2007	502	109,610,829.00	32.14	218,348.26	630.78	91.52
22. November 2007	30	4,039,274.00	1.18	134,642.47	625.50	95.69
23. December 2007	1	416,000.00	0.12	416,000.00	711.00	95.00
24. February 2008	1	217,000.00	0.06	217,000.00	677.00	95.00
25. April 2008	1	138,843.52	0.04	138,843.52	582.00	100.00
26. May 2008	4	495,340.73	0.15	123,835.18	623.53	95.63
27. June 2008	4	414,810.34	0.12	103,702.59	633.53	98.12
28. July 2008	9	1,359,293.27	0.40	151,032.59	612.51	94.88
29. August 2008	28	4,939,972.32	1.45	176,427.58	682.56	91.03
30. September 2008	61	9,134,397.32	2.68	149,744.22	650.53	91.99
31. October 2008	28	5,487,973.51	1.61	195,999.05	651.64	92.70
32. November 2008	24	3,513,864.24	1.03	146,411.01	701.74	99.13
34. April 2010	1	204,881.71	0.06	204,881.71	705.00	95.00
36. June 2010	1	345,118.47	0.10	345,118.47	628.00	90.00
37. July 2010	5	1,244,198.20	0.36	248,839.64	675.81	91.68
38. August 2010	24	4,468,146.64	1.31	186,172.78	709.86	92.44
39. September 2010	10	2,372,532.08	0.70	237,253.21	721.42	92.65
40. October 2010	11	2,249,126.86	0.66	204,466.08	658.24	93.80
44. August 2012	4	910,945.25	0.27	227,736.31	753.06	90.51
45. September 2012	2	558,685.21	0.16	279,342.61	705.97	90.00
FIXED	209	29,242,440.11	8.57	139,915.98	649.66	92.13
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

MARGIN						
MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 0.999	209	29,242,440.11	8.57	139,915.98	649.66	92.13
2.000 - 2.499	8	1,515,514.29	0.44	189,439.29	694.67	93.88
2.500 - 2.999	14	2,051,780.09	0.60	146,555.72	670.96	90.77
3.000 - 3.499	70	14,580,365.45	4.28	208,290.93	730.00	92.46
3.500 - 3.999	18	2,961,043.86	0.87	164,502.44	654.27	89.88
4.000 - 4.499	32	5,201,820.54	1.53	162,556.89	681.73	95.59
4.500 - 4.999	30	6,296,211.08	1.85	209,873.70	674.25	93.36
5.000 - 5.499	130	29,653,018.50	8.70	228,100.14	667.65	91.97
5.500 - 5.999	203	50,653,968.60	14.85	249,526.94	632.45	89.95

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MARGIN						
MARGIN	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
6.000 - 6.499	359	89,954,671.33	26.38	250,570.12	631.33	91.59
6.500 - 6.999	235	40,765,944.11	11.95	173,472.10	602.46	92.99
7.000 - 7.499	131	20,038,758.96	5.88	152,967.63	609.20	94.75
7.500 - 7.999	156	19,640,091.29	5.76	125,898.02	606.33	95.28
8.000 - 8.499	117	15,174,991.27	4.45	129,700.78	597.16	95.01
8.500 - 8.999	77	10,732,178.97	3.15	139,378.95	583.65	94.18
9.000 - 9.499	15	2,003,882.52	0.59	133,592.17	593.73	93.75
9.500 +	5	560,542.59	0.16	112,108.52	611.27	92.77
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

BACK RATIO						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0.00 - 0.00	29	6,077,113.99	1.78	209,555.65	697.72	91.27
0.01 - 20.00	106	16,910,197.16	4.96	159,530.16	638.92	92.00
20.01 - 25.00	107	18,727,389.08	5.49	175,022.33	629.11	91.30
25.01 - 30.00	183	34,639,901.18	10.16	189,289.08	636.48	91.07
30.01 - 35.00	257	52,636,832.58	15.43	204,812.58	639.80	92.20
35.01 - 40.00	288	57,609,192.96	16.89	200,031.92	640.91	91.90
40.01 - 45.00	353	67,044,983.99	19.66	189,929.13	628.94	93.14
45.01 - 50.00	371	66,685,513.66	19.55	179,745.32	621.21	92.96
50.01 - 55.00	113	19,939,298.96	5.85	176,453.97	623.77	93.54
55.01 - 60.00	2	756,800.00	0.22	378,400.00	601.34	89.00
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

ONLY ZERO BACK RATIO						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0 - 0	29	6,077,113.99	1.78	209,555.65	697.72	91.27
1 +	1,780	334,950,109.57	98.22	188,174.22	632.09	92.38
TOTAL	**1,809**	**341,027,223.56**	**100.00**	**188,516.98**	**633.26**	**92.36**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Need the following on the above deal to the extent not provided in the term sheet:

% of loan with silent seconds	21.98%
CLTV of entire deal incl. silent seconds	86.98%
CLTV of Silents	98.01%
DTI of entire deal incl. silent seconds	38.25
Documentation type for all loans	In term Sheet
Type of ARM collateral	see attached
Breakout of IO loans types	see attached
Originators if not in term sheet	see below
Reset dates of IOs and wtg avg reset rate for that date	
Percent of IOs with silent seconds	33.61
CTLV of IO incl. silent seconds	88.26
FICO of IO	see attached
DTI of IO incl. silent seconds	37.36
Documentation Type breakout for IO	see attached

Explanation of how DTI is calculated for the inclusion of the following: silent seconds and IO (on aggregate amortizing amount of loan)

Originators with > 10% of the pool	**% of Pool**
Pinnacle Financial Corp	10.35%
Finance America LLC	22.70%

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	4	1,218,818.85	2.05	304,704.71	77.52
1 +	186	58,294,732.43	97.95	313,412.54	80.10
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**80.04**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	4	1,218,818.85	2.05	304,704.71	77.52
520 - 539	2	812,923.72	1.37	406,461.86	70.00
540 - 559	1	560,360.34	0.94	560,360.34	80.00
560 - 579	1	534,935.02	0.90	534,935.02	80.00
580 - 599	1	386,603.47	0.65	386,603.47	90.00
600 - 619	3	889,252.50	1.49	296,417.50	91.89
620 - 639	26	6,966,155.09	11.71	267,929.04	77.23
640 - 659	27	7,322,133.79	12.30	271,190.14	81.95
660 - 679	23	6,424,875.28	10.80	279,342.40	84.02
680 - 699	27	9,972,873.30	16.76	369,365.68	76.75
700 - 719	26	8,942,703.50	15.03	343,950.13	79.40
720 - 739	18	6,889,894.75	11.58	382,771.93	79.86
740 - 759	14	4,244,105.60	7.13	303,150.40	81.05
760 +	17	4,347,916.07	7.31	255,759.77	82.94
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**80.04**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	16	1,258,736.33	2.12	78,671.02	671	83.50
100,001 - 200,000	58	9,004,708.67	15.13	155,253.60	697	85.67
200,001 - 300,000	25	5,923,733.38	9.95	236,949.34	688	83.55
300,001 - 400,000	29	10,587,653.67	17.79	365,091.51	681	81.24
400,001 - 500,000	39	17,093,419.77	28.72	438,292.81	685	80.22
500,001 - 600,000	16	8,674,218.44	14.58	542,138.65	685	78.52
600,001 - 700,000	3	1,974,881.02	3.32	658,293.67	671	72.32
700,001 - 800,000	1	741,200.00	1.25	741,200.00	624	56.00
1,200,001 - 1,300,000	2	2,500,000.00	4.20	1,250,000.00	711	72.55
1,700,001 - 1,800,000	1	1,755,000.00	2.95	1,755,000.00	692	65.00
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	1	543,750.00	0.91	543,750.00	732	75.00
5.000 - 5.499	3	1,131,970.52	1.90	377,323.51	703	78.94
5.500 - 5.999	8	2,106,796.00	3.54	263,349.50	734	80.21
6.000 - 6.499	18	7,173,034.34	12.05	398,501.91	693	72.73
6.500 - 6.999	50	13,732,195.76	23.07	274,643.92	699	79.18
7.000 - 7.499	44	14,985,873.24	25.18	340,588.03	688	80.20
7.500 - 7.999	30	10,529,119.34	17.69	350,970.64	671	79.77
8.000 - 8.499	18	4,951,458.05	8.32	275,081.00	673	82.55

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
8.500 - 8.999	11	2,426,331.24	4.08	220,575.57	657	92.46
9.000 - 9.499	3	748,443.13	1.26	249,481.04	662	92.42
9.500 - 9.999	3	847,613.73	1.42	282,537.91	639	93.89
10.000 - 10.499	1	336,965.93	0.57	336,965.93	600	95.00
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

NET RATE						
CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	1	543,750.00	0.91	543,750.00	732	75.00
4.500 - 4.999	3	1,131,970.52	1.90	377,323.51	703	78.94
5.000 - 5.499	2	308,600.00	0.52	154,300.00	777	89.05
5.500 - 5.999	21	8,088,918.40	13.59	385,186.59	705	74.59
6.000 - 6.499	40	11,711,890.11	19.68	292,797.25	690	78.20
6.500 - 6.999	49	14,732,753.97	24.76	300,668.45	685	79.98
7.000 - 7.499	34	11,144,156.25	18.73	327,769.30	688	81.09
7.500 - 7.999	22	7,592,860.33	12.76	345,130.01	670	81.13
8.000 - 8.499	10	2,191,528.91	3.68	219,152.89	663	89.46
8.500 - 8.999	4	882,543.13	1.48	220,635.78	664	92.05
9.000 - 9.499	3	847,613.73	1.42	282,537.91	639	93.89
9.500 - 9.999	1	336,965.93	0.57	336,965.93	600	95.00
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

LOAN TO VALUE						
LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
55.01 - 60.00	2	1,278,672.54	2.15	639,336.27	625	57.68
60.01 - 65.00	6	3,878,114.73	6.52	646,352.45	697	64.38
65.01 - 70.00	9	4,268,383.87	7.17	474,264.87	647	69.51
70.01 - 75.00	14	5,924,490.55	9.95	423,177.90	711	74.35
75.01 - 80.00	98	29,279,514.20	49.20	298,770.55	693	79.87
80.01 - 85.00	4	1,322,679.15	2.22	330,669.79	688	85.00
85.01 - 90.00	27	7,149,866.90	12.01	264,809.89	662	89.88
90.01 - 95.00	27	6,048,752.05	10.16	224,027.85	696	94.75
95.01 - 100.00	3	363,077.29	0.61	121,025.76	676	100.00
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

STATE						
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Arizona	7	1,323,443.05	2.22	189,063.29	676	82.56
California	35	15,235,240.83	25.60	435,292.60	666	79.78
Colorado	2	410,019.20	0.69	205,009.60	766	77.17
Connecticut	1	1,225,000.00	2.06	1,225,000.00	689	70.00
District of Columbia	4	2,832,200.00	4.76	708,050.00	727	75.83
Florida	69	16,013,173.08	26.91	232,074.97	694	82.60
Georgia	5	747,667.16	1.26	149,533.43	682	90.56
Idaho	1	399,404.42	0.67	399,404.42	629	67.00
Illinois	1	432,000.00	0.73	432,000.00	741	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Maryland	5	2,574,164.82	4.33	514,832.96	673	77.52
Massachusetts	3	1,287,668.62	2.16	429,222.87	711	75.09
Minnesota	1	320,000.00	0.54	320,000.00	691	61.00
Nevada	6	1,498,495.60	2.52	249,749.27	679	82.57
New Hampshire	1	585,000.00	0.98	585,000.00	752	78.00
New Jersey	3	1,077,158.78	1.81	359,052.93	680	77.90
New York	5	3,072,924.81	5.16	614,584.96	673	71.28
North Carolina	6	770,188.04	1.29	128,364.67	652	89.37
Ohio	3	179,200.00	0.30	59,733.33	625	80.00
Oregon	4	1,305,640.53	2.19	326,410.13	671	80.17
Pennsylvania	2	251,685.10	0.42	125,842.55	682	80.00
South Carolina	7	1,900,375.73	3.19	271,482.25	711	82.67
Tennessee	1	97,355.00	0.16	97,355.00	654	76.00
Texas	4	725,891.09	1.22	181,472.77	654	80.80
Utah	2	381,877.00	0.64	190,938.50	748	87.31
Virginia	8	3,622,113.27	6.09	452,764.16	696	83.61
Washington	2	841,825.15	1.41	420,912.58	743	80.00
Wisconsin	2	403,840.00	0.68	201,920.00	735	80.00
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	31	14,488,161.18	24.34	467,360.04	658	74.94
Purchase	154	42,473,870.14	71.37	275,804.35	697	82.07
Rate/Term Refinance	5	2,551,519.96	4.29	510,303.99	681	75.32
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	80	35,379,937.12	59.45	442,249.21	684	78.05
Second Home	110	24,133,614.16	40.55	219,396.49	690	82.97
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
CO-OP	1	404,000.00	0.68	404,000.00	759	80.00
Condo High-Rise	6	2,300,499.74	3.87	383,416.62	696	80.94
Condo Low-Rise	25	5,802,747.61	9.75	232,109.90	700	83.98
Mid-Rise Condo	4	850,689.70	1.43	212,672.43	729	81.87
PUD - Attached	10	2,310,023.77	3.88	231,002.38	671	76.03
PUD - Detached	32	8,675,235.58	14.58	271,101.11	689	84.92
Single Family - 1 Unit	89	28,419,779.84	47.75	319,323.37	680	79.34
Single Family - 2 to 4 Unit	19	8,282,172.26	13.92	435,903.80	683	76.27
Townhouse	4	2,468,402.78	4.15	617,100.70	709	76.68
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

DOCUMENTATION TYPE						
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	31	9,667,489.99	16.24	311,854.52	705	81.67
Stated/Limited	159	49,846,061.29	83.76	313,497.24	683	79.73
TOTAL	190	59,513,551.28	100.00	313,229.22	686	80.04

PREPAY PENALTY						
PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	21	8,744,778.04	14.69	416,418.00	678	77.53
24M PP	22	6,418,338.05	10.78	291,742.64	650	83.72
36M PP	38	10,162,049.41	17.08	267,422.35	706	82.49
60M PP	13	2,123,793.62	3.57	163,368.74	704	78.38
No PP	90	29,754,992.16	50.00	330,611.02	688	79.33
Other	6	2,309,600.00	3.88	384,933.33	705	79.37
TOTAL	190	59,513,551.28	100.00	313,229.22	686	80.04

INDEX CODE						
INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	1	543,750.00	0.91	543,750.00	732	75.00
1 YR LIBOR - WSJ	20	6,444,651.95	10.83	322,232.60	703	81.01
1 YR TRSRY - CMT	4	1,431,417.00	2.41	357,854.25	690	80.89
6 MO LIBOR - WSJ	123	41,282,801.76	69.37	335,632.53	688	79.86
6 MO TRSRY - CMT	1	424,000.00	0.71	424,000.00	726	80.00
FIXED	41	9,386,930.57	15.77	228,949.53	666	80.37
TOTAL	190	59,513,551.28	100.00	313,229.22	686	80.04

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	41	9,386,930.57	15.77	228,949.53	666	80.37
10.000 - 10.999	5	1,010,366.52	1.70	202,073.30	750	85.35
11.000 - 11.999	15	5,671,670.82	9.53	378,111.39	709	74.20
12.000 - 12.999	51	16,469,257.27	27.67	322,926.61	709	77.79
13.000 - 13.999	44	17,086,020.82	28.71	388,318.66	697	80.17
14.000 - 14.999	21	6,037,227.32	10.14	287,487.02	624	82.28
15.000 - 15.999	10	2,628,977.02	4.42	262,897.70	671	92.02
16.000 - 16.999	3	1,223,100.94	2.06	407,700.31	604	92.19
TOTAL	190	59,513,551.28	100.00	313,229.22	686	80.04

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	1	543,750.00	0.91	543,750.00	732	75.00
02. January 2006	1	440,000.00	0.74	440,000.00	704	80.00
04. March 2006	8	3,090,605.00	5.19	386,325.63	692	80.26
05. April 2006	4	979,760.00	1.65	244,940.00	722	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NEXT RATE ADJUST DATE

NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
06. May 2006	1	404,000.00	0.68	404,000.00	759	80.00
09. September 2006	2	892,800.00	1.50	446,400.00	703	80.00
10. October 2006	1	544,000.00	0.91	544,000.00	691	80.00
16. May 2007	1	119,478.51	0.20	119,478.51	665	100.00
17. June 2007	1	192,650.00	0.32	192,650.00	690	80.00
18. July 2007	8	2,436,611.59	4.09	304,576.45	696	79.68
19. August 2007	5	1,557,193.43	2.62	311,438.69	617	84.57
20. September 2007	21	7,845,020.32	13.18	373,572.40	639	83.84
21. October 2007	11	3,389,705.57	5.70	308,155.05	645	85.09
27. June 2008	2	934,980.60	1.57	467,490.30	664	66.38
28. July 2008	2	555,600.00	0.93	277,800.00	778	66.31
29. August 2008	1	566,374.75	0.95	566,374.75	737	80.00
30. September 2008	27	8,547,813.19	14.36	316,585.67	702	78.85
31. October 2008	10	4,119,444.94	6.92	411,944.49	721	78.43
36. June 2010	1	585,000.00	0.98	585,000.00	752	78.00
37. July 2010	8	2,013,184.17	3.38	251,648.02	723	82.24
38. August 2010	10	1,725,006.23	2.90	172,500.62	730	87.07
39. September 2010	14	3,407,649.44	5.73	243,403.53	722	80.17
40. October 2010	2	278,611.64	0.47	139,305.82	706	95.00
44. August 2012	2	1,933,381.33	3.25	966,690.67	688	66.38
45. September 2012	1	1,225,000.00	2.06	1,225,000.00	689	70.00
46. October 2012	1	396,000.00	0.67	396,000.00	648	90.00
47. August 2015	1	440,000.00	0.74	440,000.00	767	80.00
48. September 2015	1	503,000.00	0.85	503,000.00	663	72.00
49. October 2015	1	460,000.00	0.77	460,000.00	747	80.00
FIXED	41	9,386,930.57	15.77	228,949.53	666	80.37
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

MARGIN

MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	41	9,386,930.57	15.77	228,949.53	666	80.37
2.000 - 2.499	20	8,503,311.86	14.29	425,165.59	699	74.02
2.500 - 2.999	21	6,268,169.35	10.53	298,484.25	703	77.93
3.000 - 3.499	24	8,663,302.87	14.56	360,970.95	714	79.66
3.500 - 3.999	35	10,940,113.37	18.38	312,574.67	714	79.35
4.000 - 4.499	7	2,731,443.06	4.59	390,206.15	681	73.49
4.500 - 4.999	4	1,169,410.75	1.96	292,352.69	710	93.04
5.000 - 5.499	2	783,696.12	1.32	391,848.06	690	80.00
5.500 - 5.999	11	4,548,727.95	7.64	413,520.72	624	86.23
6.000 - 6.499	8	2,622,442.01	4.41	327,805.25	633	87.16
6.500 - 6.999	5	1,367,908.84	2.30	273,581.77	630	87.40
7.000 - 7.499	5	1,232,211.48	2.07	246,442.30	675	79.48
7.500 - 7.999	3	449,267.16	0.75	149,755.72	667	97.57
8.000 - 8.499	2	448,965.93	0.75	224,482.97	633	95.00
8.500 - 8.999	2	397,649.96	0.67	198,824.98	643	90.94
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	81	23,299,288.32	39.15	287,645.53	696	79.56

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.01 - 20.00	7	2,195,504.57	3.69	313,643.51	716	83.23
20.01 - 25.00	6	1,088,417.27	1.83	181,402.88	696	84.41
25.01 - 30.00	16	4,546,102.44	7.64	284,131.40	689	78.43
30.01 - 35.00	18	8,565,825.31	14.39	475,879.18	674	77.08
35.01 - 40.00	17	4,541,661.20	7.63	267,156.54	706	83.32
40.01 - 45.00	24	7,323,817.86	12.31	305,159.08	672	84.36
45.01 - 50.00	17	6,517,347.82	10.95	383,373.40	673	76.61
50.01 - 55.00	4	1,435,586.49	2.41	358,896.62	633	85.74
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	81	23,299,288.32	39.15	287,645.53	696	79.56
1 +	109	36,214,262.96	60.85	332,240.94	680	80.36
TOTAL	**190**	**59,513,551.28**	**100.00**	**313,229.22**	**686**	**80.04**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PRODUCT TYPES with IO PERIOD						
IO PERIOD AM TYPES1	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
1 YEARS	**2**	**892,800.00**	**0.17**	**446,400.00**	**703**	**80.00**
1/29 ARM IO	2	892,800.00	0.17	446,400.00	703	80.00
10 YEARS	**365**	**127,185,635.09**	**23.97**	**348,453.79**	**692**	**80.61**
10/20 ARM IO	20	9,521,050.00	1.79	476,052.50	716	78.59
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2/28 ARM IO	72	26,427,795.40	4.98	367,052.71	680	79.96
3/27 ARM IO	115	38,285,498.98	7.22	332,917.38	698	82.24
5/25 ARM IO	61	18,799,539.22	3.54	308,189.17	701	82.39
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7/23 ARM IO	10	5,401,810.00	1.02	540,181.00	683	72.89
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2 YEARS	**15**	**6,570,883.99**	**1.24**	**438,058.93**	**662**	**88.78**
2/28 ARM IO	15	6,570,883.99	1.24	438,058.93	662	88.78
3 YEARS	**15**	**5,131,868.63**	**0.97**	**342,124.58**	**695**	**85.46**
3/27 ARM IO	15	5,131,868.63	0.97	342,124.58	695	85.46
5 YEARS	**484**	**174,086,468.64**	**32.82**	**359,682.79**	**661**	**82.91**
1/29 ARM IO	1	544,000.00	0.10	544,000.00	691	80.00
2/28 ARM IO	331	126,253,312.38	23.80	381,429.95	658	83.86
3/27 ARM IO	12	4,837,450.00	0.91	403,120.83	670	78.35
5/25 ARM IO	47	18,100,452.98	3.41	385,116.02	700	80.50
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7 YEARS	**3**	**752,000.00**	**0.14**	**250,666.67**	**698**	**78.07**
7/23 ARM IO	3	752,000.00	0.14	250,666.67	698	78.07
NON-IO	**803**	**215,876,048.81**	**40.69**	**268,836.92**	**643**	**83.39**
10/20 ARM	3	1,152,976.23	0.22	384,325.41	707	80.00
2/28 ARM	402	113,204,150.90	21.34	281,602.37	628	87.00
3/27 ARM	57	15,803,408.29	2.98	277,252.78	655	79.99
5/25 ARM	72	16,511,256.53	3.11	229,323.01	701	84.60
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7/23 ARM	5	1,518,201.96	0.29	303,640.39	736	81.46
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL	**1,687**	**530,495,705.16**	**100.00**	**314,461.00**	**662**	**82.64**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PRODUCT TYPES with IO PERIOD

IO PERIOD AM TYPES1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 YEARS	**2**	**892,800.00**	**0.08**	**446,400.00**	**703**	**80.00**
1/29 ARM IO	2	892,800.00	0.08	446,400.00	703	80.00
10 YEARS	**843**	**213,180,050.36**	**20.12**	**252,882.62**	**695**	**80.94**
1/29 ARM IO	1	76,000.00	0.01	76,000.00	683	80.00
10/20 ARM IO	28	10,896,600.00	1.03	389,164.29	717	78.75
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2/28 ARM IO	155	41,784,234.97	3.94	269,575.71	680	80.38
3/27 ARM IO	273	65,779,490.68	6.21	240,950.52	704	82.13
5/25 ARM IO	169	39,015,096.94	3.68	230,858.56	703	82.01
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7/23 ARM IO	26	8,321,435.00	0.79	320,055.19	700	76.45
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2 YEARS	**29**	**10,097,076.49**	**0.95**	**348,175.05**	**662**	**88.28**
2/28 ARM IO	29	10,097,076.49	0.95	348,175.05	662	88.28
3 YEARS	**49**	**11,288,792.13**	**1.07**	**230,383.51**	**697**	**84.21**
3/27 ARM IO	49	11,288,792.13	1.07	230,383.51	697	84.21
5 YEARS	**1,092**	**290,809,314.41**	**27.45**	**266,308.90**	**656**	**82.50**
1/29 ARM IO	1	544,000.00	0.05	544,000.00	691	80.00
2/28 ARM IO	712	202,458,623.91	19.11	284,352.00	652	83.57
3/27 ARM IO	35	9,214,685.73	0.87	263,276.74	673	80.04
5/25 ARM IO	126	31,356,485.60	2.96	248,861.00	697	81.67
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7 YEARS	**10**	**1,900,220.00**	**0.18**	**190,022.00**	**707**	**79.79**
7/23 ARM IO	10	1,900,220.00	0.18	190,022.00	707	79.79
NON-IO	**3,011**	**531,424,972.85**	**50.15**	**176,494.51**	**637**	**83.92**
1/29 ARM	4	862,720.85	0.08	215,680.21	667	75.87
10/20 ARM	5	1,477,856.43	0.14	295,571.29	710	80.37
2/28 ARM	1,575	279,193,635.65	26.35	177,265.80	618	87.31
3/27 ARM	311	50,136,632.99	4.73	161,211.04	660	83.55
5/25 ARM	209	37,258,371.76	3.52	178,269.72	687	81.81
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7/23 ARM	16	3,684,546.47	0.35	230,284.15	714	83.12
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL	**5,036**	**1,059,593,226.24**	**100.00**	**210,403.74**	**655**	**82.96**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PRODUCT TYPES

AM TYPES1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1/29 ARM	4	862,720.85	0.16	215,680.21	667	75.87
1/29 ARM IO	1	76,000.00	0.01	76,000.00	683	80.00
10/20 ARM	2	324,880.20	0.06	162,440.10	721	81.70
10/20 ARM IO	8	1,375,550.00	0.26	171,943.75	719	79.80
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2/28 ARM	1,173	165,989,484.75	31.37	141,508.51	611	87.52
2/28 ARM IO	478	95,087,943.60	17.97	198,928.75	648	82.93
3/27 ARM	254	34,333,224.70	6.49	135,170.18	662	85.19
3/27 ARM IO	215	38,028,150.93	7.19	176,875.12	705	82.16
5/25 ARM	137	20,747,115.23	3.92	151,438.80	675	79.59
5/25 ARM IO	187	33,471,590.34	6.33	178,992.46	700	82.30
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7/23 ARM	11	2,166,344.51	0.41	196,940.41	699	84.29
7/23 ARM IO	23	4,067,845.00	0.77	176,862.83	726	82.44
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL	**3,349**	**529,097,521.08**	**100.00**	**157,986.72**	**648**	**83.28**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PRODUCT TYPES

AM TYPES1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1/29 ARM IO	3	1,436,800.00	0.27	478,933.33	699	80.00
10/20 ARM	3	1,152,976.23	0.22	384,325.41	707	80.00
10/20 ARM IO	20	9,521,050.00	1.79	476,052.50	716	78.59
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2/28 ARM	402	113,204,150.90	21.34	281,602.37	628	87.00
2/28 ARM IO	418	159,251,991.77	30.02	380,985.63	662	83.42
3/27 ARM	57	15,803,408.29	2.98	277,252.78	655	79.99
3/27 ARM IO	142	48,254,817.61	9.10	339,822.66	695	82.19
5/25 ARM	72	16,511,256.53	3.11	229,323.01	701	84.60
5/25 ARM IO	108	36,899,992.20	6.96	341,666.59	700	81.46
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7/23 ARM	5	1,518,201.96	0.29	303,640.39	736	81.46
7/23 ARM IO	13	6,153,810.00	1.16	473,370.00	685	73.52
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL	**1,687**	**530,495,705.16**	**100.00**	**314,461.00**	**662**	**82.64**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PRODUCT TYPES						
AM TYPES1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1/29 ARM	4	862,720.85	0.08	215,680.21	667	75.87
1/29 ARM IO	4	1,512,800.00	0.14	378,200.00	698	80.00
10/20 ARM	5	1,477,856.43	0.14	295,571.29	710	80.37
10/20 ARM IO	28	10,896,600.00	1.03	389,164.29	717	78.75
2/28 ARM	1,575	279,193,635.65	26.35	177,265.80	618	87.31
2/28 ARM IO	896	254,339,935.37	24.00	283,861.54	657	83.23
3/27 ARM	311	50,136,632.99	4.73	161,211.04	660	83.55
3/27 ARM IO	357	86,282,968.54	8.14	241,688.99	700	82.18
5/25 ARM	209	37,258,371.76	3.52	178,269.72	687	81.81
5/25 ARM IO	295	70,371,582.54	6.64	238,547.74	700	81.86
7/23 ARM	16	3,684,546.47	0.35	230,284.15	714	83.12
7/23 ARM IO	36	10,221,655.00	0.96	283,934.86	701	77.07
TOTAL	**5,036**	**1,059,593,226.24**	**100.00**	**210,403.74**	**655**	**82.96**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	3	326,834.25	0.20	108,944.75	75.00
1 +	1,122	166,517,685.51	99.80	148,411.48	82.46
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**82.44**

FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	3	326,834.25	0.20	108,944.75	75.00
500 - 519	4	344,166.17	0.21	86,041.54	75.61
520 - 539	5	469,219.66	0.28	93,843.93	74.93
540 - 559	7	1,389,222.86	0.83	198,460.41	78.19
560 - 579	7	1,202,996.37	0.72	171,856.62	81.96
580 - 599	20	2,880,396.96	1.73	144,019.85	76.95
600 - 619	26	3,459,310.32	2.07	133,050.40	86.89
620 - 639	103	13,606,421.70	8.16	132,101.18	77.33
640 - 659	144	20,214,956.88	12.12	140,381.64	81.10
660 - 679	137	20,113,030.39	12.05	146,810.44	82.12
680 - 699	169	26,422,879.58	15.84	156,348.40	84.31
700 - 719	149	22,215,775.79	13.32	149,099.17	83.10
720 - 739	137	21,218,919.60	12.72	154,882.62	83.31
740 - 759	97	14,724,031.49	8.83	151,794.14	83.55
760 +	117	18,256,357.74	10.94	156,037.25	83.55
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**82.44**

ORIGINAL BALANCE						
ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	340	23,933,750.63	14.34	70,393.38	683	84.02
100,001 - 200,000	538	77,158,214.22	46.25	143,416.76	698	82.91
200,001 - 300,000	183	44,369,834.35	26.59	242,458.11	694	81.58
300,001 - 400,000	62	20,355,904.73	12.20	328,321.04	689	80.69
400,001 - 500,000	1	494,815.83	0.30	494,815.83	727	85.00
500,001 - 600,000	1	532,000.00	0.32	532,000.00	719	80.00
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**694**	**82.44**

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	2	157,044.58	0.09	78,522.29	746	80.00
5.000 - 5.499	1	175,000.00	0.10	175,000.00	687	76.00
5.500 - 5.999	24	4,411,424.46	2.64	183,809.35	704	76.30
6.000 - 6.499	69	12,304,407.30	7.37	178,324.74	712	76.64
6.500 - 6.999	237	37,967,264.01	22.76	160,199.43	711	80.36
7.000 - 7.499	284	43,123,704.83	25.85	151,844.03	704	82.35
7.500 - 7.999	286	40,799,225.14	24.45	142,654.63	681	83.71
8.000 - 8.499	93	11,851,099.01	7.10	127,431.17	684	85.87
8.500 - 8.999	91	11,660,697.00	6.99	128,139.53	659	89.02
9.000 - 9.499	23	2,520,365.57	1.51	109,581.11	635	85.13
9.500 - 9.999	7	1,055,548.72	0.63	150,792.67	606	84.93

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
10.000 - 10.499	1	80,695.24	0.05	80,695.24	504	80.00
10.500 - 10.999	3	325,366.99	0.20	108,455.66	645	93.69
11.000 - 11.499	1	59,828.89	0.04	59,828.89	610	90.00
11.500 - 11.999	2	126,846.02	0.08	63,423.01	554	75.93
12.500 - 12.999	1	226,002.00	0.14	226,002.00	638	90.00
TOTAL	1,125	166,844,519.76	100.00	148,306.24	694	82.44

NET RATE						
CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	2	157,044.58	0.09	78,522.29	746	80.00
5.000 - 5.499	14	2,287,236.03	1.37	163,374.00	713	79.03
5.500 - 5.999	57	10,388,937.79	6.23	182,262.07	716	76.83
6.000 - 6.499	168	29,163,137.77	17.48	173,590.11	707	79.41
6.500 - 6.999	299	45,239,955.03	27.12	151,304.20	706	81.95
7.000 - 7.499	332	47,025,742.49	28.19	141,643.80	688	83.51
7.500 - 7.999	116	15,777,498.73	9.46	136,012.92	672	84.92
8.000 - 8.499	95	11,939,717.00	7.16	125,681.23	670	88.28
8.500 - 8.999	27	3,098,155.06	1.86	114,746.48	629	84.64
9.000 - 9.499	7	948,356.14	0.57	135,479.45	629	89.32
9.500 - 9.999	1	80,695.24	0.05	80,695.24	504	80.00
10.000 - 10.499	3	325,366.99	0.20	108,455.66	645	93.69
10.500 - 10.999	1	59,828.89	0.04	59,828.89	610	90.00
11.000 - 11.499	2	126,846.02	0.08	63,423.01	554	75.93
12.000 - 12.499	1	226,002.00	0.14	226,002.00	638	90.00
TOTAL	1,125	166,844,519.76	100.00	148,306.24	694	82.44

LOAN TO VALUE						
LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	8	1,225,379.07	0.73	153,172.38	643	45.37
50.01 - 55.00	8	840,869.13	0.50	105,108.64	619	52.69
55.01 - 60.00	10	1,995,891.09	1.20	199,589.11	640	59.24
60.01 - 65.00	19	3,214,145.14	1.93	169,165.53	677	64.42
65.01 - 70.00	48	6,613,089.53	3.96	137,772.70	683	69.73
70.01 - 75.00	63	9,568,404.81	5.73	151,879.44	686	74.44
75.01 - 80.00	512	80,832,985.99	48.45	157,876.93	698	79.87
80.01 - 85.00	60	8,003,935.68	4.80	133,398.93	678	84.70
85.01 - 90.00	240	34,506,499.92	20.68	143,777.08	694	89.97
90.01 - 95.00	130	16,983,249.20	10.18	130,640.38	704	94.95
95.01 - 100.00	27	3,060,070.20	1.83	113,335.93	710	99.76
TOTAL	1,125	166,844,519.76	100.00	148,306.24	694	82.44

STATE						
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	10	671,983.69	0.40	67,198.37	714	89.65
Alaska	1	184,500.00	0.11	184,500.00	693	90.00
Arizona	41	6,590,952.74	3.95	160,754.94	675	82.18

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Arkansas	3	257,138.44	0.15	85,712.81	655	95.19
California	69	16,447,144.84	9.86	238,364.42	688	77.78
Colorado	22	3,242,704.18	1.94	147,395.64	710	84.27
Connecticut	12	1,942,664.32	1.16	161,888.69	697	81.85
Delaware	6	623,441.12	0.37	103,906.85	707	80.00
District of Columbia	6	1,223,271.40	0.73	203,878.57	707	75.75
Florida	289	43,142,726.55	25.86	149,282.79	703	82.61
Georgia	53	6,366,460.48	3.82	120,121.90	674	87.64
Hawaii	4	1,581,913.27	0.95	395,478.32	695	73.27
Idaho	8	1,113,778.49	0.67	139,222.31	696	84.95
Illinois	43	7,416,073.25	4.44	172,466.82	686	80.70
Indiana	15	1,311,704.65	0.79	87,446.98	676	82.67
Iowa	2	164,650.89	0.10	82,325.45	721	90.00
Kansas	4	334,501.00	0.20	83,625.25	679	85.32
Kentucky	10	760,668.43	0.46	76,066.84	701	89.00
Louisiana	4	256,209.63	0.15	64,052.41	677	82.28
Maine	4	443,983.81	0.27	110,995.95	629	79.43
Maryland	20	3,366,958.09	2.02	168,347.90	695	79.98
Massachusetts	30	5,697,270.07	3.41	189,909.00	681	80.22
Michigan	41	4,239,440.82	2.54	103,401.00	683	83.66
Minnesota	28	4,820,549.23	2.89	172,162.47	713	82.67
Mississippi	1	122,227.52	0.07	122,227.52	648	90.00
Missouri	21	2,328,070.40	1.40	110,860.50	692	84.94
Montana	1	60,870.24	0.04	60,870.24	787	95.00
Nebraska	5	379,785.82	0.23	75,957.16	649	87.26
Nevada	17	3,663,625.37	2.20	215,507.37	710	80.21
New Hampshire	3	485,997.76	0.29	161,999.25	665	72.33
New Jersey	51	10,870,044.77	6.52	213,138.13	704	80.59
New Mexico	5	657,448.27	0.39	131,489.65	660	87.55
New York	12	1,600,978.94	0.96	133,414.91	710	83.63
North Carolina	31	3,510,163.01	2.10	113,231.06	678	86.81
Ohio	48	3,968,458.61	2.38	82,676.22	687	84.83
Oklahoma	3	245,474.13	0.15	81,824.71	681	87.95
Oregon	5	1,194,362.54	0.72	238,872.51	669	87.31
Pennsylvania	35	3,581,542.81	2.15	102,329.79	670	80.87
Rhode Island	6	1,508,900.23	0.90	251,483.37	682	81.37
South Carolina	23	3,292,350.75	1.97	143,145.68	701	85.51
Tennessee	27	2,376,829.98	1.42	88,030.74	705	89.27
Texas	34	3,911,181.21	2.34	115,034.74	670	89.41
Utah	6	833,320.47	0.50	138,886.75	720	87.65
Vermont	2	317,651.90	0.19	158,825.95	788	80.00
Virginia	32	4,925,978.55	2.95	153,936.83	712	82.14
Washington	22	3,542,618.50	2.12	161,028.11	693	82.72
West Virginia	1	163,600.00	0.10	163,600.00	704	100.00
Wisconsin	5	547,465.93	0.33	109,493.19	664	82.27
Wyoming	4	554,882.66	0.33	138,720.67	703	84.81
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**694**	**82.44**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	255	37,342,607.86	22.38	146,441.60	664	77.79
Purchase	802	119,926,400.98	71.88	149,534.17	706	84.39
Rate/Term Refinance	68	9,575,510.92	5.74	140,816.34	666	76.18

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOAN PURPOSE						
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
TOTAL	1,125	166,844,519.76	100.00	148,306.24	694	82.44

OCCUPANCY						
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	1,080	159,335,329.80	95.50	147,532.71	695	82.52
Second Home	45	7,509,189.96	4.50	166,870.89	674	80.93
TOTAL	1,125	166,844,519.76	100.00	148,306.24	694	82.44

PROPERTY TYPE						
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Condo High-Rise	10	1,759,446.11	1.05	175,944.61	721	81.60
Condo Low-Rise	133	19,849,726.85	11.90	149,246.07	708	81.75
Condotel (1 - 4 Stories)	1	120,824.85	0.07	120,824.85	0	75.00
Leasehold	1	225,684.19	0.14	225,684.19	670	54.00
Mid-Rise Condo	11	1,913,323.34	1.15	173,938.49	752	84.39
PUD - Attached	31	4,413,465.58	2.65	142,369.86	695	86.24
PUD - Detached	100	17,712,056.84	10.62	177,120.57	692	83.60
Single Family - 1 Unit	583	79,204,996.95	47.47	135,857.63	690	83.08
Single Family - 2 to 4 Unit	234	39,851,379.99	23.89	170,305.04	691	80.75
Townhouse	21	1,793,615.06	1.08	85,410.24	709	81.81
TOTAL	1,125	166,844,519.76	100.00	148,306.24	694	82.44

DOCUMENTATION TYPE						
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	323	44,145,138.91	26.46	136,672.26	698	86.28
Stated/Limited	802	122,699,380.85	73.54	152,991.75	692	81.06
TOTAL	1,125	166,844,519.76	100.00	148,306.24	694	82.44

PREPAY PENALTY						
PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	92	16,563,577.48	9.93	180,038.89	698	82.02
24M PP	171	24,240,369.40	14.53	141,756.55	660	85.10
36M PP	325	46,068,005.34	27.61	141,747.71	703	81.80
No PP	505	74,265,911.02	44.51	147,061.21	698	82.27
Other	32	5,706,656.52	3.42	178,333.02	702	79.81
TOTAL	1,125	166,844,519.76	100.00	148,306.24	694	82.44

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

INDEX CODE

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	4	490,794.58	0.29	122,698.65	741	85.65
1 YR LIBOR - WSJ	202	29,556,753.99	17.72	146,320.56	719	86.56
1 YR TRSRY - CMT	10	1,864,815.66	1.12	186,481.57	693	81.62
6 MO LIBOR - FNMA	3	266,396.00	0.16	88,798.67	603	91.25
6 MO LIBOR - WSJ	637	99,883,954.89	59.87	156,803.70	694	82.08
6 MO TRSRY - CMT	1	210,400.00	0.13	210,400.00	769	80.00
FIXED	268	34,571,404.64	20.72	128,997.78	671	79.91
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**694**	**82.44**

MAXIMUM MORTGAGE RATE

MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	268	34,571,404.64	20.72	128,997.78	671	79.91
10.000 - 10.999	6	1,100,945.16	0.66	183,490.86	716	76.42
11.000 - 11.999	78	13,209,468.41	7.92	169,352.16	718	78.36
12.000 - 12.999	281	45,379,013.98	27.20	161,491.15	715	81.53
13.000 - 13.999	314	47,427,121.73	28.43	151,041.79	701	83.36
14.000 - 14.999	108	15,158,853.04	9.09	140,359.75	672	89.46
15.000 - 15.999	53	8,052,904.27	4.83	151,941.59	644	86.22
16.000 - 16.999	11	1,382,612.51	0.83	125,692.05	636	88.37
17.000 - 17.999	5	336,194.02	0.20	67,238.80	557	81.27
18.000 +	1	226,002.00	0.14	226,002.00	638	90.00
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**694**	**82.44**

NEXT RATE ADJUST DATE

NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	4	490,794.58	0.29	122,698.65	741	85.65
04. March 2006	19	3,470,418.24	2.08	182,653.59	720	83.04
05. April 2006	10	2,127,978.18	1.28	212,797.82	712	82.49
07. July 2006	3	582,776.45	0.35	194,258.82	677	75.65
13. February 2007	1	327,901.54	0.20	327,901.54	576	84.00
15. April 2007	3	532,140.16	0.32	177,380.05	686	78.67
16. May 2007	9	1,650,310.56	0.99	183,367.84	680	83.86
17. June 2007	16	2,683,419.46	1.61	167,713.72	680	79.38
18. July 2007	47	7,548,132.07	4.52	160,598.55	703	80.16
19. August 2007	34	4,325,128.62	2.59	127,209.67	648	80.02
20. September 2007	97	15,937,833.09	9.55	164,307.56	667	86.84
21. October 2007	91	14,405,631.95	8.63	158,303.65	666	84.34
22. November 2007	2	191,600.00	0.11	95,800.00	764	82.13
25. April 2008	1	221,500.00	0.13	221,500.00	745	65.00
26. May 2008	2	104,865.31	0.06	52,432.66	722	82.41
27. June 2008	8	982,197.04	0.59	122,774.63	653	82.34
28. July 2008	9	1,296,929.82	0.78	144,103.31	726	79.84
29. August 2008	28	4,519,119.02	2.71	161,397.11	697	82.79
30. September 2008	132	19,063,847.10	11.43	144,423.08	719	82.83
31. October 2008	81	12,226,439.65	7.33	150,943.70	713	82.21
32. November 2008	17	2,081,650.00	1.25	122,450.00	718	99.35
36. June 2010	9	1,547,515.82	0.93	171,946.20	676	72.61
37. July 2010	32	4,858,347.36	2.91	151,823.36	714	78.81
38. August 2010	30	4,798,395.49	2.88	159,946.52	720	79.79
39. September 2010	94	15,176,216.08	9.10	161,449.11	718	83.85

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NEXT RATE ADJUST DATE

NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
40. October 2010	49	6,316,404.63	3.79	128,906.22	717	84.93
42. June 2012	1	146,000.00	0.09	146,000.00	673	61.00
43. July 2012	1	231,154.23	0.14	231,154.23	750	80.00
44. August 2012	3	575,920.00	0.35	191,973.33	744	83.29
45. September 2012	6	705,810.66	0.42	117,635.11	725	88.62
46. October 2012	12	2,210,554.48	1.32	184,212.87	736	82.35
47. August 2015	1	144,000.00	0.09	144,000.00	765	80.00
48. September 2015	5	792,183.53	0.47	158,436.71	719	81.83
FIXED	268	34,571,404.64	20.72	128,997.78	671	79.91
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**694**	**82.44**

MARGIN

MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	268	34,571,404.64	20.72	128,997.78	671	79.91
2.000 - 2.499	64	10,764,504.61	6.45	168,195.38	721	79.14
2.500 - 2.999	82	11,008,623.00	6.60	134,251.50	703	80.47
3.000 - 3.499	214	32,202,548.22	19.30	150,479.20	720	84.45
3.500 - 3.999	227	36,738,683.52	22.02	161,844.42	712	80.46
4.000 - 4.499	42	6,773,750.39	4.06	161,279.77	687	84.43
4.500 - 4.999	33	4,660,696.33	2.79	141,233.22	695	91.80
5.000 - 5.499	35	5,551,476.29	3.33	158,613.61	690	82.48
5.500 - 5.999	43	7,267,346.35	4.36	169,008.05	659	87.38
6.000 - 6.499	60	10,496,747.08	6.29	174,945.78	653	84.65
6.500 - 6.999	22	3,045,540.15	1.83	138,433.64	653	85.14
7.000 - 7.499	10	1,202,319.60	0.72	120,231.96	625	85.96
7.500 - 7.999	12	1,272,242.73	0.76	106,020.23	655	94.03
8.000 - 8.499	5	503,849.78	0.30	100,769.96	624	92.66
8.500 - 8.999	3	259,969.74	0.16	86,656.58	600	88.12
9.000 - 9.499	1	133,960.42	0.08	133,960.42	642	90.00
9.500 - 9.999	1	204,182.00	0.12	204,182.00	668	95.00
10.000 - 10.499	1	59,828.89	0.04	59,828.89	610	90.00
10.500 +	2	126,846.02	0.08	63,423.01	554	75.93
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**694**	**82.44**

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	392	60,300,732.37	36.14	153,828.40	703	80.35
0.01 - 20.00	71	10,493,374.34	6.29	147,794.00	683	81.43
20.01 - 25.00	41	5,395,955.89	3.23	131,608.68	700	81.11
25.01 - 30.00	88	11,997,127.61	7.19	136,331.00	679	83.16
30.01 - 35.00	96	13,775,719.56	8.26	143,497.08	695	84.59
35.01 - 40.00	130	18,616,459.84	11.16	143,203.54	693	83.03
40.01 - 45.00	145	22,729,131.95	13.62	156,752.63	698	84.12
45.01 - 50.00	112	15,679,934.71	9.40	139,999.42	682	84.72
50.01 - 55.00	47	7,341,156.41	4.40	156,194.82	667	85.19
55.01 - 60.00	1	161,407.08	0.10	161,407.08	718	95.00
60.01 +	2	353,520.00	0.21	176,760.00	733	80.00
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**694**	**82.44**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Only Zero DTI						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0 - 0	392	60,300,732.37	36.14	153,828.40	703	80.35
1 +	733	106,543,787.39	63.86	145,353.05	689	83.63
TOTAL	**1,125**	**166,844,519.76**	**100.00**	**148,306.24**	**694**	**82.44**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PRODUCT TYPES with IO PERIOD						
IO PERIOD AM TYPES1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
10 YEARS	**478**	**85,994,415.27**	**16.25**	**179,904.63**	**698**	**81.42**
1/29 ARM IO	1	76,000.00	0.01	76,000.00	683	80.00
10/20 ARM IO	8	1,375,550.00	0.26	171,943.75	719	79.80
2/28 ARM IO	83	15,356,439.57	2.90	185,017.34	681	81.10
3/27 ARM IO	158	27,493,991.70	5.20	174,012.61	712	81.97
5/25 ARM IO	108	20,215,557.72	3.82	187,181.09	705	81.66
7/23 ARM IO	16	2,919,625.00	0.55	182,476.56	731	83.05
2 YEARS	**14**	**3,526,192.50**	**0.67**	**251,870.89**	**661**	**87.36**
2/28 ARM IO	14	3,526,192.50	0.67	251,870.89	661	87.36
3 YEARS	**34**	**6,156,923.50**	**1.16**	**181,085.99**	**699**	**83.17**
3/27 ARM IO	34	6,156,923.50	1.16	181,085.99	699	83.17
5 YEARS	**608**	**116,722,845.77**	**22.06**	**191,978.36**	**649**	**81.88**
2/28 ARM IO	381	76,205,311.53	14.40	200,013.94	641	83.09
3/27 ARM IO	23	4,377,235.73	0.83	190,314.60	676	81.91
5/25 ARM IO	79	13,256,032.62	2.51	167,797.88	693	83.26
FIX-IO1						
7 YEARS	**7**	**1,148,220.00**	**0.22**	**164,031.43**	**713**	**80.91**
7/23 ARM IO	7	1,148,220.00	0.22	164,031.43	713	80.91
NON-IO	**2,208**	**315,548,924.04**	**59.64**	**142,911.65**	**633**	**84.27**
1/29 ARM	4	862,720.85	0.16	215,680.21	667	75.87
10/20 ARM	2	324,880.20	0.06	162,440.10	721	81.70
2/28 ARM	1,173	165,989,484.75	31.37	141,508.51	611	87.52
3/27 ARM	254	34,333,224.70	6.49	135,170.18	662	85.19
5/25 ARM	137	20,747,115.23	3.92	151,438.80	675	79.59
7/23 ARM	11	2,166,344.51	0.41	196,940.41	699	84.29
TOTAL	**3,349**	**529,097,521.08**	**100.00**	**157,986.72**	**648**	**83.28**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	7	1,545,653.10	0.68	220,807.59	76.98
1 +	1,308	224,812,417.94	99.32	171,874.94	81.85
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**81.81**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	7	1,545,653.10	0.68	220,807.59	76.98
500 - 519	4	344,166.17	0.15	86,041.54	75.61
520 - 539	7	1,282,143.38	0.57	183,163.34	71.81
540 - 559	8	1,949,583.20	0.86	243,697.90	78.71
560 - 579	8	1,737,931.39	0.77	217,241.42	81.36
580 - 599	21	3,267,000.43	1.44	155,571.45	78.50
600 - 619	29	4,348,562.82	1.92	149,950.44	87.91
620 - 639	129	20,572,576.79	9.09	159,477.34	77.30
640 - 659	171	27,537,090.67	12.17	161,035.62	81.32
660 - 679	160	26,537,905.67	11.72	165,861.91	82.58
680 - 699	196	36,395,752.88	16.08	185,692.62	82.24
700 - 719	175	31,158,479.29	13.77	178,048.45	82.04
720 - 739	155	28,108,814.35	12.42	181,347.19	82.46
740 - 759	111	18,968,137.09	8.38	170,884.12	82.99
760 +	134	22,604,273.81	9.99	168,688.61	83.43
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**81.81**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	356	25,192,486.96	11.13	70,765.41	683	83.99
100,001 - 200,000	596	86,162,922.89	38.06	144,568.66	698	83.20
200,001 - 300,000	208	50,293,567.73	22.22	241,796.00	693	81.81
300,001 - 400,000	91	30,943,558.40	13.67	340,039.10	686	80.88
400,001 - 500,000	40	17,588,235.60	7.77	439,705.89	687	80.36
500,001 - 600,000	17	9,206,218.44	4.07	541,542.26	687	78.60
600,001 - 700,000	3	1,974,881.02	0.87	658,293.67	671	72.32
700,001 - 800,000	1	741,200.00	0.33	741,200.00	624	56.00
1,200,001 - 1,300,000	2	2,500,000.00	1.10	1,250,000.00	711	72.55
1,700,001 - 1,800,000	1	1,755,000.00	0.78	1,755,000.00	692	65.00
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	3	700,794.58	0.31	233,598.19	735	76.12
5.000 - 5.499	4	1,306,970.52	0.58	326,742.63	701	78.55
5.500 - 5.999	32	6,518,220.46	2.88	203,694.39	714	77.57
6.000 - 6.499	87	19,477,441.64	8.60	223,878.64	705	75.20
6.500 - 6.999	287	51,699,459.77	22.84	180,137.49	708	80.04
7.000 - 7.499	328	58,109,578.07	25.67	177,163.35	700	81.79
7.500 - 7.999	316	51,328,344.48	22.68	162,431.47	679	82.90

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
8.000 - 8.499	111	16,802,557.06	7.42	151,374.39	680	84.89
8.500 - 8.999	102	14,087,028.24	6.22	138,108.12	659	89.62
9.000 - 9.499	26	3,268,808.70	1.44	125,723.41	641	86.80
9.500 - 9.999	10	1,903,162.45	0.84	190,316.25	621	88.92
10.000 - 10.499	2	417,661.17	0.18	208,830.59	581	92.10
10.500 - 10.999	3	325,366.99	0.14	108,455.66	645	93.69
11.000 - 11.499	1	59,828.89	0.03	59,828.89	610	90.00
11.500 - 11.999	2	126,846.02	0.06	63,423.01	554	75.93
12.500 - 12.999	1	226,002.00	0.10	226,002.00	638	90.00
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	3	700,794.58	0.31	233,598.19	735	76.12
4.500 - 4.999	3	1,131,970.52	0.50	377,323.51	703	78.94
5.000 - 5.499	16	2,595,836.03	1.15	162,239.75	721	80.22
5.500 - 5.999	78	18,477,856.19	8.16	236,895.59	711	75.85
6.000 - 6.499	208	40,875,027.88	18.06	196,514.56	702	79.06
6.500 - 6.999	348	59,972,709.00	26.49	172,335.37	701	81.47
7.000 - 7.499	366	58,169,898.74	25.70	158,934.15	688	83.05
7.500 - 7.999	138	23,370,359.06	10.32	169,350.43	672	83.69
8.000 - 8.499	105	14,131,245.91	6.24	134,583.29	669	88.46
8.500 - 8.999	31	3,980,698.19	1.76	128,409.62	637	86.28
9.000 - 9.499	10	1,795,969.87	0.79	179,596.99	634	91.48
9.500 - 9.999	2	417,661.17	0.18	208,830.59	581	92.10
10.000 - 10.499	3	325,366.99	0.14	108,455.66	645	93.69
10.500 - 10.999	1	59,828.89	0.03	59,828.89	610	90.00
11.000 - 11.499	2	126,846.02	0.06	63,423.01	554	75.93
12.000 - 12.499	1	226,002.00	0.10	226,002.00	638	90.00
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	8	1,225,379.07	0.54	153,172.38	643	45.37
50.01 - 55.00	8	840,869.13	0.37	105,108.64	619	52.69
55.01 - 60.00	12	3,274,563.63	1.45	272,880.30	634	58.63
60.01 - 65.00	25	7,092,259.87	3.13	283,690.39	688	64.40
65.01 - 70.00	57	10,881,473.40	4.81	190,903.04	669	69.65
70.01 - 75.00	77	15,492,895.36	6.84	201,206.43	695	74.41
75.01 - 80.00	610	110,112,500.19	48.65	180,512.30	697	79.87
80.01 - 85.00	64	9,326,614.83	4.12	145,728.36	679	84.75
85.01 - 90.00	267	41,656,366.82	18.40	156,016.36	689	89.95
90.01 - 95.00	157	23,032,001.25	10.18	146,700.64	702	94.90
95.01 - 100.00	30	3,423,147.49	1.51	114,104.92	706	99.78
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE						
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	10	671,983.69	0.30	67,198.37	714	89.65
Alaska	1	184,500.00	0.08	184,500.00	693	90.00
Arizona	48	7,914,395.79	3.50	164,883.25	675	82.25
Arkansas	3	257,138.44	0.11	85,712.81	655	95.19
California	104	31,682,385.67	14.00	304,638.32	677	78.75
Colorado	24	3,652,723.38	1.61	152,196.81	716	83.47
Connecticut	13	3,167,664.32	1.40	243,666.49	694	77.27
Delaware	6	623,441.12	0.28	103,906.85	707	80.00
District of Columbia	10	4,055,471.40	1.79	405,547.14	721	75.81
Florida	358	59,155,899.63	26.13	165,239.94	701	82.61
Georgia	58	7,114,127.64	3.14	122,657.37	675	87.95
Hawaii	4	1,581,913.27	0.70	395,478.32	695	73.27
Idaho	9	1,513,182.91	0.67	168,131.43	679	80.21
Illinois	44	7,848,073.25	3.47	178,365.30	689	80.66
Indiana	15	1,311,704.65	0.58	87,446.98	676	82.67
Iowa	2	164,650.89	0.07	82,325.45	721	90.00
Kansas	4	334,501.00	0.15	83,625.25	679	85.32
Kentucky	10	760,668.43	0.34	76,066.84	701	89.00
Louisiana	4	256,209.63	0.11	64,052.41	677	82.28
Maine	4	443,983.81	0.20	110,995.95	629	79.43
Maryland	25	5,941,122.91	2.62	237,644.92	685	78.92
Massachusetts	33	6,984,938.69	3.09	211,664.81	687	79.28
Michigan	41	4,239,440.82	1.87	103,401.00	683	83.66
Minnesota	29	5,140,549.23	2.27	177,260.32	712	81.32
Mississippi	1	122,227.52	0.05	122,227.52	648	90.00
Missouri	21	2,328,070.40	1.03	110,860.50	692	84.94
Montana	1	60,870.24	0.03	60,870.24	787	95.00
Nebraska	5	379,785.82	0.17	75,957.16	649	87.26
Nevada	23	5,162,120.97	2.28	224,440.04	701	80.90
New Hampshire	4	1,070,997.76	0.47	267,749.44	713	75.42
New Jersey	54	11,947,203.55	5.28	221,244.51	701	80.35
New Mexico	5	657,448.27	0.29	131,489.65	660	87.55
New York	17	4,673,903.75	2.06	274,935.51	686	75.51
North Carolina	37	4,280,351.05	1.89	115,685.16	674	87.27
Ohio	51	4,147,658.61	1.83	81,326.64	685	84.62
Oklahoma	3	245,474.13	0.11	81,824.71	681	87.95
Oregon	9	2,500,003.07	1.10	277,778.12	670	83.58
Pennsylvania	37	3,833,227.91	1.69	103,600.75	670	80.82
Rhode Island	6	1,508,900.23	0.67	251,483.37	682	81.37
South Carolina	30	5,192,726.48	2.29	173,090.88	705	84.47
Tennessee	28	2,474,184.98	1.09	88,363.75	703	88.75
Texas	38	4,637,072.30	2.05	122,028.22	668	88.06
Utah	8	1,215,197.47	0.54	151,899.68	729	87.55
Vermont	2	317,651.90	0.14	158,825.95	788	80.00
Virginia	40	8,548,091.82	3.78	213,702.30	705	82.76
Washington	24	4,384,443.65	1.94	182,685.15	703	82.19
West Virginia	1	163,600.00	0.07	163,600.00	704	100.00
Wisconsin	7	951,305.93	0.42	135,900.85	694	81.30
Wyoming	4	554,882.66	0.25	138,720.67	703	84.81
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOAN PURPOSE						
LOAN PURP	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Cash Out Refinance	286	51,830,769.04	22.90	181,226.47	662	76.99
Purchase	956	162,400,271.12	71.74	169,874.76	703	83.79
Rate/Term Refinance	73	12,127,030.88	5.36	166,123.71	669	76.00
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

OCCUPANCY						
OCCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Investor	1,160	194,715,266.92	86.02	167,857.99	693	81.70
Second Home	155	31,642,804.12	13.98	204,147.12	686	82.48
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

PROPERTY TYPE						
PROPTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
CO-OP	1	404,000.00	0.18	404,000.00	759	80.00
Condo High-Rise	16	4,059,945.85	1.79	253,746.62	707	81.22
Condo Low-Rise	158	25,652,474.46	11.33	162,357.43	706	82.25
Condotel (1 - 4 Stories)	1	120,824.85	0.05	120,824.85	0	75.00
Leasehold	1	225,684.19	0.10	225,684.19	670	54.00
Mid-Rise Condo	15	2,764,013.04	1.22	184,267.54	745	83.61
PUD - Attached	41	6,723,489.35	2.97	163,987.55	687	82.73
PUD - Detached	132	26,387,292.42	11.66	199,903.73	691	84.03
Single Family - 1 Unit	672	107,624,776.79	47.55	160,155.92	687	82.09
Single Family - 2 to 4 Unit	253	48,133,552.25	21.26	190,251.19	690	79.98
Townhouse	25	4,262,017.84	1.88	170,480.71	709	78.84
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

DOCUMENTATION TYPE						
DOCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Full/Alternative	354	53,812,628.90	23.77	152,013.08	699	85.45
Stated/Limited	961	172,545,442.14	76.23	179,547.81	690	80.68
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

PREPAY PENALTY						
PP DESC	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
12M PP	113	25,308,355.52	11.18	223,967.75	691	80.47
24M PP	193	30,658,707.45	13.54	158,853.41	658	84.81
36M PP	363	56,230,054.75	24.84	154,903.73	703	81.93
60M PP	13	2,123,793.62	0.94	163,368.74	704	78.38
No PP	595	104,020,903.18	45.95	174,825.05	695	81.43
Other	38	8,016,256.52	3.54	210,954.12	702	79.68
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

INDEX CODE

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	5	1,034,544.58	0.46	206,908.92	736	80.05
1 YR LIBOR - WSJ	222	36,001,405.94	15.90	162,168.50	716	85.56
1 YR TRSRY - CMT	14	3,296,232.66	1.46	235,445.19	692	81.31
6 MO LIBOR - FNMA	3	266,396.00	0.12	88,798.67	603	91.25
6 MO LIBOR - WSJ	760	141,166,756.65	62.36	185,745.73	692	81.43
6 MO TRSRY - CMT	2	634,400.00	0.28	317,200.00	740	80.00
FIXED	309	43,958,335.21	19.42	142,259.98	670	80.01
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

MAXIMUM MORTGAGE RATE

MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	309	43,958,335.21	19.42	142,259.98	670	80.01
10.000 - 10.999	11	2,111,311.68	0.93	191,937.43	730	80.69
11.000 - 11.999	93	18,881,139.23	8.34	203,023.00	716	77.11
12.000 - 12.999	332	61,848,271.25	27.32	186,289.97	713	80.53
13.000 - 13.999	358	64,513,142.55	28.50	180,204.31	700	82.51
14.000 - 14.999	129	21,196,080.36	9.36	164,310.70	658	87.42
15.000 - 15.999	63	10,681,881.29	4.72	169,553.67	650	87.65
16.000 - 16.999	14	2,605,713.45	1.15	186,122.39	621	90.17
17.000 - 17.999	5	336,194.02	0.15	67,238.80	557	81.27
18.000 +	1	226,002.00	0.10	226,002.00	638	90.00
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

NEXT RATE ADJUST DATE

NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	5	1,034,544.58	0.46	206,908.92	736	80.05
02. January 2006	1	440,000.00	0.19	440,000.00	704	80.00
04. March 2006	27	6,561,023.24	2.90	243,000.86	707	81.73
05. April 2006	14	3,107,738.18	1.37	221,981.30	715	81.71
06. May 2006	1	404,000.00	0.18	404,000.00	759	80.00
07. July 2006	3	582,776.45	0.26	194,258.82	677	75.65
09. September 2006	2	892,800.00	0.39	446,400.00	703	80.00
10. October 2006	1	544,000.00	0.24	544,000.00	691	80.00
13. February 2007	1	327,901.54	0.14	327,901.54	576	84.00
15. April 2007	3	532,140.16	0.24	177,380.05	686	78.67
16. May 2007	10	1,769,789.07	0.78	176,978.91	679	84.95
17. June 2007	17	2,876,069.46	1.27	169,180.56	680	79.43
18. July 2007	55	9,984,743.66	4.41	181,540.79	701	80.04
19. August 2007	39	5,882,322.05	2.60	150,828.77	640	81.22
20. September 2007	118	23,782,853.41	10.51	201,549.61	658	85.85
21. October 2007	102	17,795,337.52	7.86	174,464.09	662	84.48
22. November 2007	2	191,600.00	0.08	95,800.00	764	82.13
25. April 2008	1	221,500.00	0.10	221,500.00	745	65.00
26. May 2008	2	104,865.31	0.05	52,432.66	722	82.41
27. June 2008	10	1,917,177.64	0.85	191,717.76	658	74.55
28. July 2008	11	1,852,529.82	0.82	168,411.80	742	75.78
29. August 2008	29	5,085,493.77	2.25	175,361.85	701	82.48
30. September 2008	159	27,611,660.29	12.20	173,658.24	714	81.60
31. October 2008	91	16,345,884.59	7.22	179,625.11	715	81.26
32. November 2008	17	2,081,650.00	0.92	122,450.00	718	99.35

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
36. June 2010	10	2,132,515.82	0.94	213,251.58	697	74.09
37. July 2010	40	6,871,531.53	3.04	171,788.29	716	79.82
38. August 2010	40	6,523,401.72	2.88	163,085.04	722	81.71
39. September 2010	108	18,583,865.52	8.21	172,072.83	719	83.18
40. October 2010	51	6,595,016.27	2.91	129,314.04	717	85.35
42. June 2012	1	146,000.00	0.06	146,000.00	673	61.00
43. July 2012	1	231,154.23	0.10	231,154.23	750	80.00
44. August 2012	5	2,509,301.33	1.11	501,860.27	701	70.26
45. September 2012	7	1,930,810.66	0.85	275,830.09	702	76.81
46. October 2012	13	2,606,554.48	1.15	200,504.19	722	83.51
47. August 2015	2	584,000.00	0.26	292,000.00	767	80.00
48. September 2015	6	1,295,183.53	0.57	215,863.92	698	78.01
49. October 2015	1	460,000.00	0.20	460,000.00	747	80.00
FIXED	309	43,958,335.21	19.42	142,259.98	670	80.01
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

MARGIN						
MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	309	43,958,335.21	19.42	142,259.98	670	80.01
2.000 - 2.499	84	19,267,816.47	8.51	229,378.77	712	76.88
2.500 - 2.999	103	17,276,792.35	7.63	167,735.85	703	79.55
3.000 - 3.499	238	40,865,851.09	18.05	171,705.26	719	83.43
3.500 - 3.999	262	47,678,796.89	21.06	181,980.14	712	80.20
4.000 - 4.499	49	9,505,193.45	4.20	193,983.54	686	81.29
4.500 - 4.999	37	5,830,107.08	2.58	157,570.46	698	92.05
5.000 - 5.499	37	6,335,172.41	2.80	171,220.88	690	82.17
5.500 - 5.999	54	11,816,074.30	5.22	218,816.19	646	86.94
6.000 - 6.499	68	13,119,189.09	5.80	192,929.25	649	85.15
6.500 - 6.999	27	4,413,448.99	1.95	163,461.07	646	85.84
7.000 - 7.499	15	2,434,531.08	1.08	162,302.07	650	82.68
7.500 - 7.999	15	1,721,509.89	0.76	114,767.33	658	94.95
8.000 - 8.499	7	952,815.71	0.42	136,116.53	628	93.76
8.500 - 8.999	5	657,619.70	0.29	131,523.94	626	89.83
9.000 - 9.499	1	133,960.42	0.06	133,960.42	642	90.00
9.500 - 9.999	1	204,182.00	0.09	204,182.00	668	95.00
10.000 - 10.499	1	59,828.89	0.03	59,828.89	610	90.00
10.500 +	2	126,846.02	0.06	63,423.01	554	75.93
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

Back Ratio						
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	473	83,600,020.69	36.93	176,744.23	701	80.13
0.01 - 20.00	78	12,688,878.91	5.61	162,677.93	688	81.74
20.01 - 25.00	47	6,484,373.16	2.86	137,965.39	699	81.67
25.01 - 30.00	104	16,543,230.05	7.31	159,069.52	682	81.86
30.01 - 35.00	114	22,341,544.87	9.87	195,978.46	687	81.71
35.01 - 40.00	147	23,158,121.04	10.23	157,538.24	696	83.09
40.01 - 45.00	169	30,052,949.81	13.28	177,828.11	691	84.18
45.01 - 50.00	129	22,197,282.53	9.81	172,071.96	680	82.34
50.01 - 55.00	51	8,776,742.90	3.88	172,093.00	661	85.28

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
55.01 - 60.00	1	161,407.08	0.07	161,407.08	718	95.00
60.01 +	2	353,520.00	0.16	176,760.00	733	80.00
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	473	83,600,020.69	36.93	176,744.23	701	80.13
1 +	842	142,758,050.35	63.07	169,546.38	687	82.80
TOTAL	**1,315**	**226,358,071.04**	**100.00**	**172,135.42**	**692**	**81.81**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE3='NOO'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
1 +	600	91,770,139.77	100.00	152,950.23	80.11
TOTAL	600	91,770,139.77	100.00	152,950.23	80.11

FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
1 - 499	1	48,476.92	0.05	48,476.92	80.00
500 - 519	17	1,436,571.38	1.57	84,504.20	80.89
520 - 539	41	3,937,823.06	4.29	96,044.46	84.85
540 - 559	28	2,804,283.46	3.06	100,152.98	88.46
560 - 579	4	374,470.41	0.41	93,617.60	82.52
580 - 599	58	8,739,818.87	9.52	150,686.53	79.12
600 - 619	58	9,245,485.82	10.07	159,404.93	79.95
620 - 639	66	10,248,914.78	11.17	155,286.59	78.76
640 - 659	66	12,167,227.40	13.26	184,351.93	79.84
660 - 679	51	8,517,580.30	9.28	167,011.38	79.78
680 - 699	59	9,757,833.06	10.63	165,387.00	79.89
700 - 719	52	9,169,690.58	9.99	176,340.20	80.22
720 - 739	40	6,511,032.12	7.09	162,775.80	79.51
740 - 759	30	4,117,234.88	4.49	137,241.16	79.16
760 +	29	4,693,696.73	5.11	161,851.61	78.95
TOTAL	600	91,770,139.77	100.00	152,950.23	80.11

ORIGINAL BALANCE						
ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	156	11,616,327.59	12.66	74,463.64	616	80.84
100,001 - 200,000	316	45,697,073.88	49.80	144,610.99	658	80.18
200,001 - 300,000	97	23,875,539.77	26.02	246,139.59	661	80.07
300,001 - 400,000	29	9,562,078.83	10.42	329,726.86	680	79.63
400,001 - 500,000	1	487,119.70	0.53	487,119.70	598	67.00
500,001 - 600,000	1	532,000.00	0.58	532,000.00	719	80.00
TOTAL	600	91,770,139.77	100.00	152,950.23	656	80.11

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	1	78,934.58	0.09	78,934.58	740	80.00
5.000 - 5.499	2	405,800.00	0.44	202,900.00	660	78.28
5.500 - 5.999	30	5,904,018.78	6.43	196,800.63	695	81.01
6.000 - 6.499	89	16,717,441.92	18.22	187,836.43	665	79.35
6.500 - 6.999	168	27,661,418.47	30.14	164,651.30	671	79.32
7.000 - 7.499	114	17,684,643.04	19.27	155,128.45	668	79.46
7.500 - 7.999	95	13,721,848.32	14.95	144,440.51	644	80.52
8.000 - 8.499	28	3,195,283.50	3.48	114,117.27	598	81.53
8.500 - 8.999	29	3,025,793.25	3.30	104,337.70	560	83.51
9.000 - 9.499	25	2,071,687.41	2.26	82,867.50	551	86.00
9.500 - 9.999	16	1,138,411.41	1.24	71,150.71	535	86.54
10.000 - 10.499	2	97,408.80	0.11	48,704.40	526	83.36

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
10.500 - 10.999	1	67,450.29	0.07	67,450.29	544	90.00
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

NET RATE						
CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	1	78,934.58	0.09	78,934.58	740	80.00
4.500 - 4.999	1	230,800.00	0.25	230,800.00	640	80.00
5.000 - 5.499	18	3,568,077.48	3.89	198,226.53	680	80.17
5.500 - 5.999	87	16,951,139.53	18.47	194,840.68	669	79.72
6.000 - 6.499	155	25,850,161.16	28.17	166,775.23	665	79.31
6.500 - 6.999	131	20,077,580.49	21.88	153,263.97	671	79.45
7.000 - 7.499	100	14,464,946.13	15.76	144,649.46	654	80.35
7.500 - 7.999	40	4,934,136.96	5.38	123,353.42	606	81.69
8.000 - 8.499	26	2,527,747.94	2.75	97,221.07	559	84.41
8.500 - 8.999	23	1,824,903.70	1.99	79,343.64	553	85.50
9.000 - 9.499	15	1,096,852.71	1.20	73,123.51	535	86.79
9.500 - 9.999	2	97,408.80	0.11	48,704.40	526	83.36
10.000 - 10.499	1	67,450.29	0.07	67,450.29	544	90.00
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

LOAN TO VALUE						
LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	1	299,099.57	0.33	299,099.57	634	48.00
60.01 - 65.00	2	303,056.17	0.33	151,528.09	630	64.32
65.01 - 70.00	22	3,163,296.12	3.45	143,786.19	686	69.47
70.01 - 75.00	14	1,615,209.10	1.76	115,372.08	692	74.66
75.01 - 80.00	487	77,624,881.92	84.59	159,394.01	662	79.93
80.01 - 85.00	32	3,366,755.58	3.67	105,211.11	575	84.64
85.01 - 90.00	38	4,598,028.99	5.01	121,000.76	589	89.96
90.01 - 95.00	4	799,812.32	0.87	199,953.08	651	92.77
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

STATE						
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	8	647,503.60	0.71	80,937.95	580	82.35
Alaska	1	284,000.00	0.31	284,000.00	666	80.00
Arizona	42	6,695,491.80	7.30	159,416.47	645	79.56
Arkansas	1	53,174.37	0.06	53,174.37	504	80.00
California	40	10,269,391.83	11.19	256,734.80	670	78.18
Colorado	36	5,972,389.12	6.51	165,899.70	624	80.75
Delaware	4	403,464.06	0.44	100,866.02	725	80.00
District of Columbia	1	210,400.00	0.23	210,400.00	769	80.00
Florida	75	11,313,330.43	12.33	150,844.41	689	78.84
Georgia	35	4,484,182.88	4.89	128,119.51	641	81.46
Hawaii	4	1,640,719.70	1.79	410,179.93	656	76.14
Idaho	3	473,567.76	0.52	157,855.92	597	81.91

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Illinois	40	6,910,076.38	7.53	172,751.91	690	80.18
Indiana	18	1,782,733.23	1.94	99,040.73	628	81.74
Iowa	4	359,791.41	0.39	89,947.85	611	84.72
Kansas	2	159,485.24	0.17	79,742.62	607	81.01
Kentucky	4	424,173.66	0.46	106,043.42	655	80.00
Louisiana	1	61,600.00	0.07	61,600.00	596	70.00
Maine	3	528,801.53	0.58	176,267.18	629	73.78
Maryland	9	2,004,898.73	2.18	222,766.53	647	79.88
Massachusetts	8	1,344,113.50	1.46	168,014.19	670	78.97
Michigan	36	3,899,819.93	4.25	108,328.33	657	81.57
Minnesota	17	2,675,278.01	2.92	157,369.29	693	79.82
Mississippi	6	450,766.84	0.49	75,127.81	533	83.52
Missouri	19	2,042,701.59	2.23	107,510.61	627	81.65
Montana	3	427,000.00	0.47	142,333.33	617	79.78
Nebraska	2	188,848.46	0.21	94,424.23	674	80.00
Nevada	5	1,153,788.00	1.26	230,757.60	695	80.17
New Hampshire	2	338,400.00	0.37	169,200.00	693	80.00
New Jersey	11	2,401,306.09	2.62	218,300.55	686	79.93
New Mexico	1	164,800.00	0.18	164,800.00	700	80.00
North Carolina	20	2,089,188.00	2.28	104,459.40	614	82.17
Ohio	30	3,437,567.95	3.75	114,585.60	619	82.08
Oklahoma	2	95,094.16	0.10	47,547.08	530	82.90
Oregon	6	977,275.91	1.06	162,879.32	657	79.90
Pennsylvania	5	641,685.28	0.70	128,337.06	667	79.50
Rhode Island	5	1,209,333.36	1.32	241,866.67	662	83.79
South Carolina	9	1,077,240.25	1.17	119,693.36	628	80.15
Tennessee	9	911,624.42	0.99	101,291.60	615	79.52
Texas	24	2,561,583.01	2.79	106,732.63	575	82.71
Utah	9	1,222,684.45	1.33	135,853.83	659	80.00
Virginia	17	3,929,745.08	4.28	231,161.48	679	79.97
Washington	18	3,081,061.70	3.36	171,170.09	647	80.27
Wisconsin	5	770,058.05	0.84	154,011.61	668	83.45
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	82	14,421,693.43	15.72	175,874.31	663	79.38
Purchase	427	59,130,792.08	64.43	138,479.61	655	80.45
Rate/Term Refinance	91	18,217,654.26	19.85	200,194.00	652	79.57
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	162	24,516,898.28	26.72	151,338.88	708	79.30
Owner Occupied	434	66,271,801.93	72.21	152,700.00	636	80.44
Second Home	4	981,439.56	1.07	245,359.89	687	77.48
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PROPERTY TYPE						
PROPTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Condo High-Rise	1	236,250.00	0.26	236,250.00	738	75.00
Condo Low-Rise	51	8,460,146.07	9.22	165,885.22	689	79.87
PUD - Attached	17	2,912,931.24	3.17	171,348.90	651	80.49
PUD - Detached	77	14,812,413.32	16.14	192,369.00	655	79.86
Single Family - 1 Unit	402	56,436,452.46	61.50	140,389.19	644	80.38
Single Family - 2 to 4 Unit	45	8,121,433.22	8.85	180,476.29	698	79.15
Townhouse	7	790,513.46	0.86	112,930.49	706	77.66
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

DOCUMENTATION TYPE						
DOCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Full/Alternative	376	54,260,996.81	59.13	144,311.16	637	80.75
Stated/Limited	224	37,509,142.96	40.87	167,451.53	683	79.18
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

PREPAY PENALTY						
PP DESC	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
12M PP	48	9,013,793.13	9.82	187,787.36	692	80.11
24M PP	275	40,636,194.39	44.28	147,767.98	629	80.55
36M PP	102	14,039,654.88	15.30	137,643.68	684	79.57
No PP	166	26,288,572.72	28.65	158,364.90	671	79.95
Other	9	1,791,924.65	1.95	199,102.74	652	76.56
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

INDEX CODE						
INDEX	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
1 MO LIBOR	2	208,562.18	0.23	104,281.09	723	80.00
1 YR LIBOR - WSJ	38	6,353,769.20	6.92	167,204.45	695	80.68
1 YR TRSRY - CMT	5	463,192.25	0.50	92,638.45	634	80.60
6 MO LIBOR - FNMA	3	713,221.89	0.78	237,740.63	635	80.00
6 MO LIBOR - WSJ	493	75,032,952.74	81.76	152,196.66	653	80.28
6 MO TRSRY - CMT	1	210,400.00	0.23	210,400.00	769	80.00
FIXED	58	8,788,041.51	9.58	151,517.96	652	78.16
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

MAXIMUM MORTGAGE RATE						
MAX RATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 6.999	58	8,788,041.51	9.58	151,517.96	652	78.16
10.000 - 10.999	4	690,700.00	0.75	172,675.00	720	83.00
11.000 - 11.999	54	9,014,909.94	9.82	166,942.78	684	80.04
12.000 - 12.999	195	34,286,568.31	37.36	175,828.56	671	79.46
13.000 - 13.999	167	26,610,519.27	29.00	159,344.43	662	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
14.000 - 14.999	73	8,239,673.39	8.98	112,872.24	598	82.20
15.000 - 15.999	44	3,802,469.12	4.14	86,419.75	544	85.95
16.000 - 16.999	5	337,258.23	0.37	67,451.65	532	83.72
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	2	208,562.18	0.23	104,281.09	723	80.00
04. March 2006	10	1,570,907.73	1.71	157,090.77	724	79.80
05. April 2006	4	675,676.49	0.74	168,919.12	728	76.84
08. August 2006	1	48,476.92	0.05	48,476.92	498	80.00
15. April 2007	2	390,376.07	0.43	195,188.04	702	80.00
17. June 2007	4	1,051,893.15	1.15	262,973.29	682	76.64
18. July 2007	11	1,416,833.76	1.54	128,803.07	723	80.00
19. August 2007	18	2,407,105.94	2.62	133,728.11	663	80.90
20. September 2007	81	10,079,047.54	10.98	124,432.69	601	81.41
21. October 2007	246	40,018,268.04	43.61	162,675.89	638	80.49
22. November 2007	5	589,520.00	0.64	117,904.00	652	80.00
28. July 2008	2	221,300.00	0.24	110,650.00	730	80.00
29. August 2008	12	1,846,009.97	2.01	153,834.16	667	80.48
30. September 2008	50	8,331,208.66	9.08	166,624.17	712	80.14
31. October 2008	31	4,428,910.41	4.83	142,868.08	710	78.79
32. November 2008	1	151,200.00	0.16	151,200.00	651	80.00
35. May 2010	1	306,400.00	0.33	306,400.00	743	80.00
36. June 2010	2	300,999.99	0.33	150,500.00	708	69.58
37. July 2010	8	901,813.41	0.98	112,726.68	694	80.00
38. August 2010	10	1,617,100.00	1.76	161,710.00	676	82.26
39. September 2010	25	3,620,264.43	3.94	144,810.58	676	80.00
40. October 2010	12	1,882,051.35	2.05	156,837.61	676	79.38
43. July 2012	1	284,000.00	0.31	284,000.00	666	80.00
46. October 2012	2	575,772.22	0.63	287,886.11	720	80.00
47. August 2015	1	58,400.00	0.06	58,400.00	747	80.00
FIXED	58	8,788,041.51	9.58	151,517.96	652	78.16
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

MARGIN						
MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	58	8,788,041.51	9.58	151,517.96	652	78.16
2.000 - 2.499	23	3,567,014.40	3.89	155,087.58	682	80.00
2.500 - 2.999	15	2,720,041.95	2.96	181,336.13	680	79.85
3.000 - 3.499	61	9,938,295.78	10.83	162,922.88	711	79.32
3.500 - 3.999	79	12,805,003.49	13.95	162,088.65	712	79.60
4.000 - 4.499	14	2,031,362.04	2.21	145,097.29	687	78.82
4.500 - 4.999	8	1,315,241.92	1.43	164,405.24	655	80.55
5.000 - 5.499	58	9,271,934.03	10.10	159,860.93	676	79.93
5.500 - 5.999	130	22,634,266.97	24.66	174,109.75	634	79.92
6.000 - 6.499	70	10,080,564.66	10.98	144,008.07	616	80.22
6.500 - 6.999	64	6,387,479.01	6.96	99,804.36	566	85.38
7.000 - 7.499	11	1,375,529.72	1.50	125,048.16	599	81.52
7.500 - 7.999	2	347,601.24	0.38	173,800.62	598	81.81

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MARGIN						
MARGIN	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
8.000 - 8.499	3	203,183.31	0.22	67,727.77	556	83.10
8.500 - 8.999	4	304,579.74	0.33	76,144.94	573	88.27
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

Back Ratio						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0.00 - 0.00	78	13,410,683.88	14.61	171,931.84	701	79.03
0.01 - 20.00	22	2,557,164.32	2.79	116,234.74	678	80.60
20.01 - 25.00	31	4,138,515.28	4.51	133,500.49	642	80.47
25.01 - 30.00	49	7,232,372.11	7.88	147,599.43	650	80.16
30.01 - 35.00	80	11,719,332.60	12.77	146,491.66	646	81.10
35.01 - 40.00	92	14,472,295.39	15.77	157,307.56	651	80.14
40.01 - 45.00	117	19,086,811.98	20.80	163,135.15	654	80.39
45.01 - 50.00	88	13,414,010.22	14.62	152,431.93	644	79.48
50.01 - 55.00	41	5,415,917.45	5.90	132,095.55	624	80.52
55.01 - 60.00	2	323,036.54	0.35	161,518.27	640	80.00
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

Only Zero DTI						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0 - 0	78	13,410,683.88	14.61	171,931.84	701	79.03
1 +	522	78,359,455.89	85.39	150,113.90	648	80.29
TOTAL	**600**	**91,770,139.77**	**100.00**	**152,950.23**	**656**	**80.11**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v   ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	1	358,006.64	0.25	358,006.64	80.00
1 +	421	140,745,701.10	99.75	334,312.83	79.48
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**79.48**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	1	358,006.64	0.25	358,006.64	80.00
500 - 519	1	199,575.89	0.14	199,575.89	80.00
520 - 539	7	1,254,449.15	0.89	179,207.02	86.80
540 - 559	3	1,121,090.32	0.79	373,696.77	90.00
580 - 599	20	5,797,205.56	4.11	289,860.28	80.22
600 - 619	17	5,237,456.45	3.71	308,085.67	80.03
620 - 639	83	23,358,739.10	16.55	281,430.59	79.73
640 - 659	60	19,671,668.74	13.94	327,861.15	79.21
660 - 679	53	21,602,538.18	15.31	407,595.06	78.71
680 - 699	69	24,798,178.14	17.57	359,393.89	79.23
700 - 719	34	11,389,174.27	8.07	334,975.71	78.82
720 - 739	30	11,072,828.02	7.85	369,094.27	79.40
740 - 759	17	5,565,598.84	3.94	327,388.17	80.37
760 +	27	9,677,198.44	6.86	358,414.76	79.24
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**79.48**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	13	995,092.96	0.71	76,545.61	655	80.22
100,001 - 200,000	91	14,179,965.79	10.05	155,823.80	664	80.15
200,001 - 300,000	106	26,355,229.77	18.68	248,634.24	661	79.81
300,001 - 400,000	77	26,811,722.93	19.00	348,204.19	679	80.13
400,001 - 500,000	74	32,653,737.88	23.14	441,266.73	679	79.98
500,001 - 600,000	36	19,873,202.81	14.08	552,033.41	676	80.44
600,001 - 700,000	12	7,873,586.41	5.58	656,132.20	681	79.06
700,001 - 800,000	5	3,686,577.60	2.61	737,315.52	689	80.00
800,001 - 900,000	2	1,701,000.00	1.21	850,500.00	681	69.50
1,000,001 - 1,100,000	2	2,072,000.00	1.47	1,036,000.00	671	70.00
1,100,001 - 1,200,000	1	1,167,719.87	0.83	1,167,719.87	667	75.00
1,200,001 - 1,300,000	3	3,733,871.72	2.65	1,244,623.91	698	71.99
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
4.000 - 4.499	1	346,972.00	0.25	346,972.00	801	80.00
4.500 - 4.999	1	850,500.00	0.60	850,500.00	715	70.00
5.000 - 5.499	10	3,976,869.41	2.82	397,686.94	704	80.44
5.500 - 5.999	58	21,246,749.02	15.06	366,323.26	686	80.27
6.000 - 6.499	95	33,345,760.09	23.63	351,008.00	677	79.19
6.500 - 6.999	124	40,941,871.58	29.02	330,176.38	685	79.33

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
7.000 - 7.499	68	21,164,285.94	15.00	311,239.50	654	79.15
7.500 - 7.999	38	12,095,930.09	8.57	318,313.95	662	78.92
8.000 - 8.499	15	4,839,352.89	3.43	322,623.53	633	81.19
8.500 - 8.999	10	1,864,084.26	1.32	186,408.43	611	82.06
9.500 - 9.999	2	431,332.46	0.31	215,666.23	548	89.06
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
3.500 - 3.999	1	346,972.00	0.25	346,972.00	801	80.00
4.000 - 4.499	1	850,500.00	0.60	850,500.00	715	70.00
4.500 - 4.999	8	3,548,019.41	2.51	443,502.43	684	80.00
5.000 - 5.499	47	17,506,249.22	12.41	372,473.39	689	80.11
5.500 - 5.999	94	34,366,217.54	24.36	365,598.06	677	79.38
6.000 - 6.499	126	40,249,668.32	28.52	319,441.81	685	79.38
6.500 - 6.999	76	23,271,976.96	16.49	306,210.22	653	79.39
7.000 - 7.499	41	13,244,270.90	9.39	323,031.00	674	78.59
7.500 - 7.999	16	5,097,639.88	3.61	318,602.49	632	81.33
8.000 - 8.499	10	2,190,861.05	1.55	219,086.11	621	80.93
9.000 - 9.499	2	431,332.46	0.31	215,666.23	548	89.06
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	1	149,864.40	0.11	149,864.40	763	38.00
65.01 - 70.00	10	6,414,321.72	4.55	641,432.17	678	69.09
70.01 - 75.00	9	6,285,985.88	4.45	698,442.88	687	74.93
75.01 - 80.00	382	123,063,209.52	87.21	322,155.00	675	79.93
80.01 - 85.00	10	1,826,928.09	1.29	182,692.81	633	84.19
85.01 - 90.00	8	2,882,403.13	2.04	360,300.39	623	90.00
90.01 - 95.00	2	480,995.00	0.34	240,497.50	706	94.69
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	2	438,970.71	0.31	219,485.36	593	80.00
Arizona	40	10,729,427.55	7.60	268,235.69	656	79.75
California	131	55,526,708.53	39.35	423,868.00	679	79.34
Colorado	9	1,729,803.00	1.23	192,200.33	688	80.12
Connecticut	1	504,000.00	0.36	504,000.00	660	80.00
District of Columbia	6	4,592,500.00	3.25	765,416.67	710	75.44
Florida	60	15,414,420.59	10.92	256,907.01	673	78.21
Georgia	14	2,731,204.57	1.94	195,086.04	662	82.40
Hawaii	3	1,709,627.41	1.21	569,875.80	673	80.00
Idaho	2	222,263.18	0.16	111,131.59	643	80.00
Illinois	15	5,043,444.47	3.57	336,229.63	675	79.34

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Indiana	4	937,136.00	0.66	234,284.00	722	80.00
Kansas	1	259,811.82	0.18	259,811.82	629	80.00
Kentucky	2	243,325.54	0.17	121,662.77	632	88.34
Maryland	6	2,178,200.60	1.54	363,033.43	655	80.00
Massachusetts	6	2,185,722.64	1.55	364,287.11	656	81.60
Michigan	7	2,036,607.16	1.44	290,943.88	653	74.14
Minnesota	4	1,044,719.72	0.74	261,179.93	687	80.00
Mississippi	2	218,391.72	0.15	109,195.86	701	80.00
Missouri	1	118,929.45	0.08	118,929.45	537	85.00
Nevada	9	2,970,714.60	2.11	330,079.40	714	80.00
New Jersey	19	6,774,802.87	4.80	356,568.57	659	79.52
New Mexico	2	238,301.98	0.17	119,150.99	590	80.00
New York	9	2,976,296.75	2.11	330,699.64	696	80.70
North Carolina	2	583,138.06	0.41	291,569.03	667	83.57
Ohio	2	594,800.00	0.42	297,400.00	651	80.00
Oregon	6	1,917,277.26	1.36	319,546.21	661	80.00
Pennsylvania	6	1,329,800.66	0.94	221,633.44	652	79.86
Rhode Island	2	474,202.95	0.34	237,101.48	686	80.00
South Carolina	4	1,693,520.00	1.20	423,380.00	728	80.00
Tennessee	2	684,638.95	0.49	342,319.48	673	87.05
Texas	13	2,783,771.51	1.97	214,136.27	645	81.16
Utah	6	1,521,465.00	1.08	253,577.50	685	80.00
Virginia	17	6,342,569.21	4.49	373,092.31	680	80.56
Washington	6	2,153,273.28	1.53	358,878.88	610	82.25
Wisconsin	1	199,920.00	0.14	199,920.00	752	80.00
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	14	7,127,368.64	5.05	509,097.76	671	77.57
Purchase	386	122,707,011.89	86.96	317,893.81	676	79.54
Rate/Term Refinance	22	11,269,327.21	7.99	512,242.15	653	80.06
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	14	6,903,108.06	4.89	493,079.15	711	78.17
Owner Occupied	392	130,498,588.48	92.48	332,904.56	671	79.55
Second Home	16	3,702,011.20	2.62	231,375.70	715	79.61
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Condo High-Rise	3	927,532.87	0.66	309,177.62	691	80.00
Condo Low-Rise	37	10,791,216.42	7.65	291,654.50	677	79.79
Mid-Rise Condo	1	113,600.00	0.08	113,600.00	705	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
PUD - Attached	12	3,272,852.15	2.32	272,737.68	695	80.64
PUD - Detached	95	32,151,471.14	22.79	338,436.54	670	79.75
Single Family - 1 Unit	238	78,939,704.53	55.94	331,679.43	671	79.45
Single Family - 2 to 4 Unit	29	10,629,748.61	7.53	366,543.06	689	79.99
Townhouse	7	4,277,582.02	3.03	611,083.15	699	75.11
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

DOCUMENTATION TYPE

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	170	55,903,615.36	39.62	328,844.80	653	79.93
Stated/Limited	252	85,200,092.38	60.38	338,095.60	688	79.19
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

PREPAY PENALTY

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	46	15,938,964.98	11.30	346,499.24	691	79.50
24M PP	178	58,300,771.10	41.32	327,532.42	663	80.19
36M PP	44	11,597,110.04	8.22	263,570.68	701	79.80
60M PP	2	915,899.35	0.65	457,949.68	657	80.00
No PP	146	52,085,362.27	36.91	356,749.06	675	78.61
Other	6	2,265,600.00	1.61	377,600.00	701	79.36
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

INDEX CODE

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 YR LIBOR - WSJ	25	7,740,458.00	5.49	309,618.32	716	80.55
1 YR TRSRY - CMT	7	3,053,167.00	2.16	436,166.71	671	79.33
6 MO LIBOR - FNMA	5	1,235,200.00	0.88	247,040.00	697	80.00
6 MO LIBOR - WSJ	327	110,933,141.59	78.62	339,245.08	673	79.73
6 MO TRSRY - CMT	1	424,000.00	0.30	424,000.00	726	80.00
FIXED	57	17,717,741.15	12.56	310,837.56	662	77.43
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

MAXIMUM MORTGAGE RATE

MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	57	17,717,741.15	12.56	310,837.56	662	77.43
10.000 - 10.999	8	2,627,411.74	1.86	328,426.47	724	81.84
11.000 - 11.999	63	23,319,724.35	16.53	370,154.35	685	80.19
12.000 - 12.999	164	55,940,010.54	39.64	341,097.63	681	79.47
13.000 - 13.999	102	33,634,198.36	23.84	329,747.04	671	79.38
14.000 - 14.999	25	7,289,289.14	5.17	291,571.57	626	81.34
15.000 - 15.999	3	575,332.46	0.41	191,777.49	567	86.80

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
02. January 2006	2	1,197,472.00	0.85	598,736.00	740	72.90
04. March 2006	4	1,538,400.00	1.09	384,600.00	717	80.00
05. April 2006	2	543,120.00	0.38	271,560.00	734	80.00
09. September 2006	2	892,800.00	0.63	446,400.00	703	80.00
15. April 2007	1	691,591.02	0.49	691,591.02	634	80.00
17. June 2007	3	1,041,148.73	0.74	347,049.58	660	80.00
18. July 2007	6	2,249,358.11	1.59	374,893.02	680	80.00
19. August 2007	8	2,253,613.51	1.60	281,701.69	723	80.09
20. September 2007	48	17,077,957.35	12.10	355,790.78	669	80.14
21. October 2007	187	64,479,768.11	45.70	344,811.59	663	80.04
22. November 2007	6	1,407,600.00	1.00	234,600.00	633	79.84
26. May 2008	1	335,200.00	0.24	335,200.00	689	80.00
27. June 2008	1	397,508.06	0.28	397,508.06	713	75.00
28. July 2008	6	1,225,276.65	0.87	204,212.78	722	76.95
29. August 2008	7	2,270,777.47	1.61	324,396.78	687	77.82
30. September 2008	26	7,253,170.19	5.14	278,968.08	699	79.41
31. October 2008	14	5,424,653.29	3.84	387,475.24	699	78.27
32. November 2008	2	283,690.71	0.20	141,845.35	612	80.00
36. June 2010	1	376,550.00	0.27	376,550.00	693	80.00
37. July 2010	3	1,607,302.61	1.14	535,767.54	666	76.23
38. August 2010	4	1,364,751.60	0.97	341,187.90	707	83.53
39. September 2010	23	6,763,397.22	4.79	294,060.75	702	80.29
40. October 2010	5	1,871,259.96	1.33	374,251.99	748	80.00
41. November 2010	1	293,600.00	0.21	293,600.00	719	80.00
44. August 2012	1	72,000.00	0.05	72,000.00	737	80.00
48. September 2015	1	474,000.00	0.34	474,000.00	701	80.00
FIXED	57	17,717,741.15	12.56	310,837.56	662	77.43
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

MARGIN						
MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	57	17,717,741.15	12.56	310,837.56	662	77.43
1.000 - 1.999	3	1,066,972.00	0.76	355,657.33	766	80.00
2.000 - 2.499	24	9,433,078.82	6.69	393,044.95	705	78.40
2.500 - 2.999	33	12,010,284.27	8.51	363,948.01	691	79.04
3.000 - 3.499	38	12,884,815.67	9.13	339,074.10	698	78.79
3.500 - 3.999	36	10,596,142.91	7.51	294,337.30	701	79.85
4.000 - 4.499	6	1,771,252.87	1.26	295,208.81	711	80.11
4.500 - 4.999	4	1,582,391.02	1.12	395,597.76	656	80.00
5.000 - 5.499	51	15,951,895.69	11.31	312,782.27	676	79.66
5.500 - 5.999	117	42,507,998.67	30.13	363,316.23	667	80.02
6.000 - 6.499	32	10,278,111.22	7.28	321,190.98	626	80.89
6.500 - 6.999	17	4,491,715.51	3.18	264,218.56	631	82.62
7.000 - 7.499	2	427,904.99	0.30	213,952.50	643	80.00
7.500 - 7.999	2	383,402.95	0.27	191,701.48	661	80.00
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	55	18,220,552.31	12.91	331,282.77	690	78.17
0.01 - 20.00	10	2,912,627.48	2.06	291,262.75	629	80.00
20.01 - 25.00	24	7,013,746.26	4.97	292,239.43	664	80.03
25.01 - 30.00	52	16,140,888.62	11.44	310,401.70	665	79.45
30.01 - 35.00	59	19,646,124.67	13.92	332,985.16	671	79.65
35.01 - 40.00	81	26,722,016.34	18.94	329,901.44	676	79.97
40.01 - 45.00	79	28,242,720.96	20.02	357,502.80	675	79.46
45.01 - 50.00	50	18,314,220.26	12.98	366,284.41	685	79.97
50.01 - 55.00	9	2,818,632.84	2.00	313,181.43	629	78.28
55.01 - 60.00	3	1,072,178.00	0.76	357,392.67	659	77.81
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	55	18,220,552.31	12.91	331,282.77	690	78.17
1 +	367	122,883,155.43	87.09	334,831.49	672	79.68
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	1	358,006.64	0.15	358,006.64	80.00
1 +	1,021	232,515,840.87	99.85	227,733.44	79.73
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**79.73**

FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	1	358,006.64	0.15	358,006.64	80.00
1 - 499	1	48,476.92	0.02	48,476.92	80.00
500 - 519	18	1,636,147.27	0.70	90,897.07	80.78
520 - 539	48	5,192,272.21	2.23	108,172.34	85.33
540 - 559	31	3,925,373.78	1.69	126,624.96	88.90
560 - 579	4	374,470.41	0.16	93,617.60	82.52
580 - 599	78	14,537,024.43	6.24	186,372.11	79.56
600 - 619	75	14,482,942.27	6.22	193,105.90	79.98
620 - 639	149	33,607,653.88	14.43	225,554.72	79.44
640 - 659	126	31,838,896.14	13.67	252,689.65	79.45
660 - 679	104	30,120,118.48	12.93	289,616.52	79.02
680 - 699	128	34,556,011.20	14.84	269,968.84	79.42
700 - 719	86	20,558,864.85	8.83	239,056.57	79.44
720 - 739	70	17,583,860.14	7.55	251,198.00	79.44
740 - 759	47	9,682,833.72	4.16	206,017.74	79.86
760 +	56	14,370,895.17	6.17	256,623.13	79.15
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**79.73**

ORIGINAL BALANCE						
ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	169	12,611,420.55	5.42	74,623.79	619	80.79
100,001 - 200,000	407	59,877,039.67	25.71	147,118.03	660	80.17
200,001 - 300,000	203	50,230,769.54	21.57	247,442.21	661	79.94
300,001 - 400,000	106	36,373,801.76	15.62	343,149.07	679	80.00
400,001 - 500,000	75	33,140,857.58	14.23	441,878.10	678	79.79
500,001 - 600,000	37	20,405,202.81	8.76	551,491.97	677	80.43
600,001 - 700,000	12	7,873,586.41	3.38	656,132.20	681	79.06
700,001 - 800,000	5	3,686,577.60	1.58	737,315.52	689	80.00
800,001 - 900,000	2	1,701,000.00	0.73	850,500.00	681	69.50
1,000,001 - 1,100,000	2	2,072,000.00	0.89	1,036,000.00	671	70.00
1,100,001 - 1,200,000	1	1,167,719.87	0.50	1,167,719.87	667	75.00
1,200,001 - 1,300,000	3	3,733,871.72	1.60	1,244,623.91	698	71.99
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	1	78,934.58	0.03	78,934.58	740	80.00
4.000 - 4.499	1	346,972.00	0.15	346,972.00	801	80.00
4.500 - 4.999	1	850,500.00	0.37	850,500.00	715	70.00
5.000 - 5.499	12	4,382,669.41	1.88	365,222.45	700	80.24

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
5.500 - 5.999	88	27,150,767.80	11.66	308,531.45	688	80.43
6.000 - 6.499	184	50,063,202.01	21.50	272,082.62	673	79.25
6.500 - 6.999	292	68,603,290.05	29.46	234,942.77	679	79.33
7.000 - 7.499	182	38,848,928.98	16.68	213,455.65	660	79.29
7.500 - 7.999	133	25,817,778.41	11.09	194,118.63	652	79.77
8.000 - 8.499	43	8,034,636.39	3.45	186,852.01	619	81.33
8.500 - 8.999	39	4,889,877.51	2.10	125,381.47	579	82.95
9.000 - 9.499	25	2,071,687.41	0.89	82,867.50	551	86.00
9.500 - 9.999	18	1,569,743.87	0.67	87,207.99	539	87.23
10.000 - 10.499	2	97,408.80	0.04	48,704.40	526	83.36
10.500 - 10.999	1	67,450.29	0.03	67,450.29	544	90.00
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	1	78,934.58	0.03	78,934.58	740	80.00
3.500 - 3.999	1	346,972.00	0.15	346,972.00	801	80.00
4.000 - 4.499	1	850,500.00	0.37	850,500.00	715	70.00
4.500 - 4.999	9	3,778,319.41	1.62	419,868.82	681	80.00
5.000 - 5.499	65	21,074,326.70	9.05	324,220.41	687	80.12
5.500 - 5.999	181	51,317,357.07	22.04	283,521.31	674	79.49
6.000 - 6.499	281	66,099,829.48	28.38	235,230.71	677	79.35
6.500 - 6.999	207	43,349,557.45	18.62	209,418.15	661	79.42
7.000 - 7.499	141	27,709,217.03	11.90	196,519.27	663	79.51
7.500 - 7.999	56	10,031,776.84	4.31	179,138.87	619	81.51
8.000 - 8.499	36	4,718,608.99	2.03	131,072.47	587	82.79
8.500 - 8.999	23	1,824,903.70	0.78	79,343.64	553	85.50
9.000 - 9.499	17	1,528,185.17	0.66	89,893.25	539	87.43
9.500 - 9.999	2	97,408.80	0.04	48,704.40	526	83.36
10.000 - 10.499	1	67,450.29	0.03	67,450.29	544	90.00
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	2	448,963.97	0.19	224,481.99	677	44.66
60.01 - 65.00	2	303,056.17	0.13	151,528.09	630	64.32
65.01 - 70.00	32	9,577,617.84	4.11	299,300.56	680	69.21
70.01 - 75.00	23	7,901,194.98	3.39	343,530.22	688	74.87
75.01 - 80.00	869	200,688,091.44	86.18	230,941.42	670	79.93
80.01 - 85.00	42	5,193,683.67	2.23	123,659.14	595	84.48
85.01 - 90.00	46	7,480,432.12	3.21	162,618.09	602	89.98
90.01 - 95.00	6	1,280,807.32	0.55	213,467.89	672	93.49
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	10	1,086,474.31	0.47	108,647.43	585	81.40
Alaska	1	284,000.00	0.12	284,000.00	666	80.00
Arizona	82	17,424,919.35	7.48	212,499.02	652	79.68
Arkansas	1	53,174.37	0.02	53,174.37	504	80.00
California	171	65,796,100.36	28.25	384,772.52	678	79.16
Colorado	45	7,702,192.12	3.31	171,159.82	638	80.61
Connecticut	1	504,000.00	0.22	504,000.00	660	80.00
Delaware	4	403,464.06	0.17	100,866.02	725	80.00
District of Columbia	7	4,802,900.00	2.06	686,128.57	713	75.64
Florida	135	26,727,751.02	11.48	197,983.34	680	78.48
Georgia	49	7,215,387.45	3.10	147,252.81	649	81.82
Hawaii	7	3,350,347.11	1.44	478,621.02	665	78.11
Idaho	5	695,830.94	0.30	139,166.19	612	81.30
Illinois	55	11,953,520.85	5.13	217,336.74	684	79.83
Indiana	22	2,719,869.23	1.17	123,630.42	660	81.14
Iowa	4	359,791.41	0.15	89,947.85	611	84.72
Kansas	3	419,297.06	0.18	139,765.69	620	80.38
Kentucky	6	667,499.20	0.29	111,249.87	647	83.04
Louisiana	1	61,600.00	0.03	61,600.00	596	70.00
Maine	3	528,801.53	0.23	176,267.18	629	73.78
Maryland	15	4,183,099.33	1.80	278,873.29	652	79.94
Massachusetts	14	3,529,836.14	1.52	252,131.15	661	80.60
Michigan	43	5,936,427.09	2.55	138,056.44	655	79.02
Minnesota	21	3,719,997.73	1.60	177,142.75	691	79.87
Mississippi	8	669,158.56	0.29	83,644.82	588	82.37
Missouri	20	2,161,631.04	0.93	108,081.55	622	81.83
Montana	3	427,000.00	0.18	142,333.33	617	79.78
Nebraska	2	188,848.46	0.08	94,424.23	674	80.00
Nevada	14	4,124,502.60	1.77	294,607.33	709	80.05
New Hampshire	2	338,400.00	0.15	169,200.00	693	80.00
New Jersey	30	9,176,108.96	3.94	305,870.30	666	79.63
New Mexico	3	403,101.98	0.17	134,367.33	635	80.00
New York	9	2,976,296.75	1.28	330,699.64	696	80.70
North Carolina	22	2,672,326.06	1.15	121,469.37	625	82.47
Ohio	32	4,032,367.95	1.73	126,011.50	624	81.78
Oklahoma	2	95,094.16	0.04	47,547.08	530	82.90
Oregon	12	2,894,553.17	1.24	241,212.76	660	79.97
Pennsylvania	11	1,971,485.94	0.85	179,225.99	657	79.75
Rhode Island	7	1,683,536.31	0.72	240,505.19	669	82.72
South Carolina	13	2,770,760.25	1.19	213,135.40	689	80.06
Tennessee	11	1,596,263.37	0.69	145,114.85	640	82.75
Texas	37	5,345,354.52	2.30	144,469.04	611	81.91
Utah	15	2,744,149.45	1.18	182,943.30	674	80.00
Virginia	34	10,272,314.29	4.41	302,126.89	679	80.33
Washington	24	5,234,334.98	2.25	218,097.29	632	81.08
Wisconsin	6	969,978.05	0.42	161,663.01	685	82.74
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	96	21,549,062.07	9.25	224,469.40	666	78.79
Purchase	813	181,837,803.97	78.08	223,662.74	670	79.84
Rate/Term Refinance	113	29,486,981.47	12.66	260,946.74	652	79.76

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOAN PURPOSE						
LOAN PURP	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

OCCUPANCY						
OCCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Investor	176	31,420,006.34	13.49	178,522.76	708	79.05
Owner Occupied	826	196,770,390.41	84.50	238,220.81	659	79.85
Second Home	20	4,683,450.76	2.01	234,172.54	709	79.16
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

PROPERTY TYPE						
PROPTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Condo High-Rise	4	1,163,782.87	0.50	290,945.72	701	78.98
Condo Low-Rise	88	19,251,362.49	8.27	218,765.48	682	79.83
Mid-Rise Condo	1	113,600.00	0.05	113,600.00	705	80.00
PUD - Attached	29	6,185,783.39	2.66	213,302.88	675	80.57
PUD - Detached	172	46,963,884.46	20.17	273,045.84	665	79.79
Single Family - 1 Unit	640	135,376,156.99	58.13	211,525.25	660	79.84
Single Family - 2 to 4 Unit	74	18,751,181.83	8.05	253,394.35	693	79.63
Townhouse	14	5,068,095.48	2.18	362,006.82	700	75.50
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

DOCUMENTATION TYPE						
DOCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Full/Alternative	546	110,164,612.17	47.31	201,766.69	645	80.33
Stated/Limited	476	122,709,235.34	52.69	257,792.51	687	79.19
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

PREPAY PENALTY						
PP DESC	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
12M PP	94	24,952,758.11	10.72	265,454.87	691	79.72
24M PP	453	98,936,965.49	42.49	218,403.90	649	80.34
36M PP	146	25,636,764.92	11.01	175,594.28	692	79.67
60M PP	2	915,899.35	0.39	457,949.68	657	80.00
No PP	312	78,373,934.99	33.66	251,198.51	674	79.06
Other	15	4,057,524.65	1.74	270,501.64	679	78.12
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

INDEX CODE						
INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	2	208,562.18	0.09	104,281.09	723	80.00
1 YR LIBOR - WSJ	63	14,094,227.20	6.05	223,717.89	707	80.61
1 YR TRSRY - CMT	12	3,516,359.25	1.51	293,029.94	666	79.50
6 MO LIBOR - FNMA	8	1,948,421.89	0.84	243,552.74	674	80.00
6 MO LIBOR - WSJ	820	185,966,094.33	79.86	226,787.92	665	79.96
6 MO TRSRY - CMT	2	634,400.00	0.27	317,200.00	740	80.00
FIXED	115	26,505,782.66	11.38	230,485.07	659	77.67
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	115	26,505,782.66	11.38	230,485.07	659	77.67
10.000 - 10.999	12	3,318,111.74	1.42	276,509.31	723	82.08
11.000 - 11.999	117	32,334,634.29	13.89	276,364.40	684	80.15
12.000 - 12.999	359	90,226,578.85	38.74	251,327.52	677	79.47
13.000 - 13.999	269	60,244,717.63	25.87	223,958.06	667	79.65
14.000 - 14.999	98	15,528,962.53	6.67	158,458.80	611	81.80
15.000 - 15.999	47	4,377,801.58	1.88	93,144.71	547	86.06
16.000 - 16.999	5	337,258.23	0.14	67,451.65	532	83.72
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	2	208,562.18	0.09	104,281.09	723	80.00
02. January 2006	2	1,197,472.00	0.51	598,736.00	740	72.90
04. March 2006	14	3,109,307.73	1.34	222,093.41	721	79.90
05. April 2006	6	1,218,796.49	0.52	203,132.75	730	78.25
08. August 2006	1	48,476.92	0.02	48,476.92	498	80.00
09. September 2006	2	892,800.00	0.38	446,400.00	703	80.00
15. April 2007	3	1,081,967.09	0.46	360,655.70	659	80.00
17. June 2007	7	2,093,041.88	0.90	299,005.98	674	78.31
18. July 2007	17	3,666,191.87	1.57	215,658.35	697	80.00
19. August 2007	26	4,660,719.45	2.00	179,258.44	692	80.51
20. September 2007	129	27,157,004.89	11.66	210,519.42	644	80.61
21. October 2007	433	104,498,036.15	44.87	241,334.96	653	80.21
22. November 2007	11	1,997,120.00	0.86	181,556.36	638	79.88
26. May 2008	1	335,200.00	0.14	335,200.00	689	80.00
27. June 2008	1	397,508.06	0.17	397,508.06	713	75.00
28. July 2008	8	1,446,576.65	0.62	180,822.08	723	77.42
29. August 2008	19	4,116,787.44	1.77	216,673.02	678	79.01
30. September 2008	76	15,584,378.85	6.69	205,057.62	706	79.80
31. October 2008	45	9,853,563.70	4.23	218,968.08	704	78.50
32. November 2008	3	434,890.71	0.19	144,963.57	626	80.00
35. May 2010	1	306,400.00	0.13	306,400.00	743	80.00
36. June 2010	3	677,549.99	0.29	225,850.00	700	75.37
37. July 2010	11	2,509,116.02	1.08	228,101.46	676	77.59
38. August 2010	14	2,981,851.60	1.28	212,989.40	690	82.85
39. September 2010	48	10,383,661.65	4.46	216,326.28	693	80.19
40. October 2010	17	3,753,311.31	1.61	220,783.02	712	79.69
41. November 2010	1	293,600.00	0.13	293,600.00	719	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
43. July 2012	1	284,000.00	0.12	284,000.00	666	80.00
44. August 2012	1	72,000.00	0.03	72,000.00	737	80.00
46. October 2012	2	575,772.22	0.25	287,886.11	720	80.00
47. August 2015	1	58,400.00	0.03	58,400.00	747	80.00
48. September 2015	1	474,000.00	0.20	474,000.00	701	80.00
FIXED	115	26,505,782.66	11.38	230,485.07	659	77.67
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

MARGIN						
MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	115	26,505,782.66	11.38	230,485.07	659	77.67
1.000 - 1.999	3	1,066,972.00	0.46	355,657.33	766	80.00
2.000 - 2.499	47	13,000,093.22	5.58	276,597.73	698	78.84
2.500 - 2.999	48	14,730,326.22	6.33	306,881.80	689	79.19
3.000 - 3.499	99	22,823,111.45	9.80	230,536.48	703	79.02
3.500 - 3.999	115	23,401,146.40	10.05	203,488.23	707	79.71
4.000 - 4.499	20	3,802,614.91	1.63	190,130.75	698	79.42
4.500 - 4.999	12	2,897,632.94	1.24	241,469.41	656	80.25
5.000 - 5.499	109	25,223,829.72	10.83	231,411.28	676	79.76
5.500 - 5.999	247	65,142,265.64	27.97	263,733.87	656	79.98
6.000 - 6.499	102	20,358,675.88	8.74	199,594.86	621	80.56
6.500 - 6.999	81	10,879,194.52	4.67	134,311.04	593	84.24
7.000 - 7.499	13	1,803,434.71	0.77	138,725.75	609	81.16
7.500 - 7.999	4	731,004.19	0.31	182,751.05	631	80.86
8.000 - 8.499	3	203,183.31	0.09	67,727.77	556	83.10
8.500 - 8.999	4	304,579.74	0.13	76,144.94	573	88.27
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

Back Ratio						
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	133	31,631,236.19	13.58	237,828.84	695	78.54
0.01 - 20.00	32	5,469,791.80	2.35	170,930.99	652	80.28
20.01 - 25.00	55	11,152,261.54	4.79	202,768.39	656	80.19
25.01 - 30.00	101	23,373,260.73	10.04	231,418.42	660	79.67
30.01 - 35.00	139	31,365,457.27	13.47	225,650.77	661	80.19
35.01 - 40.00	173	41,194,311.73	17.69	238,117.41	667	80.03
40.01 - 45.00	196	47,329,532.94	20.32	241,477.21	667	79.83
45.01 - 50.00	138	31,728,230.48	13.62	229,914.71	668	79.76
50.01 - 55.00	50	8,234,550.29	3.54	164,691.01	626	79.75
55.01 - 60.00	5	1,395,214.54	0.60	279,042.91	655	78.32
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

Only Zero DTI						
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	133	31,631,236.19	13.58	237,828.84	695	78.54
1 +	889	201,242,611.32	86.42	226,369.64	663	79.92

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Only Zero DTI						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
TOTAL	1,022	232,873,847.51	100.00	227,860.91	667	79.73

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	1	86,250.00	0.04	86,250.00	75.00
1 +	1,140	213,462,347.04	99.96	187,247.67	81.82
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**81.82**

FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	1	86,250.00	0.04	86,250.00	75.00
540 - 559	1	137,000.00	0.06	137,000.00	92.00
560 - 579	4	635,050.00	0.30	158,762.50	86.86
580 - 599	83	14,712,832.07	6.89	177,263.04	82.13
600 - 619	98	19,360,538.75	9.07	197,556.52	84.14
620 - 639	178	33,641,368.81	15.75	188,996.45	80.33
640 - 659	190	39,417,422.91	18.46	207,460.12	80.30
660 - 679	121	21,761,976.38	10.19	179,851.04	83.15
680 - 699	126	22,651,311.14	10.61	179,772.31	82.11
700 - 719	103	18,676,879.70	8.75	181,328.93	81.88
720 - 739	78	14,272,564.06	6.68	182,981.59	81.59
740 - 759	79	13,070,088.22	6.12	165,444.15	83.03
760 +	79	15,125,315.00	7.08	191,459.68	82.30
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**81.82**

ORIGINAL BALANCE						
ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	121	9,515,726.32	4.46	78,642.37	674	81.29
100,001 - 200,000	592	88,388,762.51	41.39	149,305.34	674	82.10
200,001 - 300,000	301	73,610,232.47	34.47	244,552.27	665	81.96
300,001 - 400,000	126	41,501,875.74	19.43	329,379.97	671	81.10
500,001 - 600,000	1	532,000.00	0.25	532,000.00	719	80.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	2	157,044.58	0.07	78,522.29	746	80.00
5.000 - 5.499	4	767,300.00	0.36	191,825.00	668	67.38
5.500 - 5.999	65	13,924,308.14	6.52	214,220.13	684	79.29
6.000 - 6.499	174	36,414,466.62	17.05	209,278.54	670	78.88
6.500 - 6.999	341	66,052,006.93	30.93	193,700.90	669	80.62
7.000 - 7.499	269	47,273,302.36	22.14	175,737.18	680	82.88
7.500 - 7.999	205	35,419,913.99	16.59	172,780.07	666	83.77
8.000 - 8.499	37	6,135,382.42	2.87	165,821.15	659	86.65
8.500 - 8.999	27	4,475,653.00	2.10	165,764.93	634	93.71
9.000 - 9.499	12	1,943,535.00	0.91	161,961.25	635	90.36
9.500 - 9.999	3	555,500.00	0.26	185,166.67	589	99.12
10.500 - 10.999	1	204,182.00	0.10	204,182.00	668	95.00
12.500 - 12.999	1	226,002.00	0.11	226,002.00	638	90.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	2	157,044.58	0.07	78,522.29	746	80.00
4.500 - 4.999	3	592,300.00	0.28	197,433.33	662	64.83
5.000 - 5.499	42	9,183,281.10	4.30	218,649.55	675	77.72
5.500 - 5.999	159	33,222,288.18	15.56	208,945.21	671	79.82
6.000 - 6.499	307	60,820,861.15	28.48	198,113.55	665	80.51
6.500 - 6.999	296	53,159,580.65	24.89	179,593.18	677	81.91
7.000 - 7.499	232	39,569,990.45	18.53	170,560.30	677	83.83
7.500 - 7.999	51	8,897,571.93	4.17	174,462.19	661	84.82
8.000 - 8.499	33	5,201,460.00	2.44	157,620.00	641	92.53
8.500 - 8.999	11	1,860,685.00	0.87	169,153.18	631	90.21
9.000 - 9.499	3	453,350.00	0.21	151,116.67	609	97.79
10.000 - 10.499	1	204,182.00	0.10	204,182.00	668	95.00
12.000 - 12.499	1	226,002.00	0.11	226,002.00	638	90.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	11	2,356,999.99	1.10	214,272.73	646	46.05
50.01 - 55.00	5	544,300.00	0.25	108,860.00	639	53.82
55.01 - 60.00	8	1,497,673.08	0.70	187,209.14	648	59.37
60.01 - 65.00	12	2,177,260.00	1.02	181,438.33	684	64.19
65.01 - 70.00	47	8,637,765.45	4.04	183,782.24	663	69.58
70.01 - 75.00	49	10,061,209.36	4.71	205,330.80	667	74.10
75.01 - 80.00	670	123,971,881.97	58.05	185,032.66	673	79.82
80.01 - 85.00	44	9,236,861.00	4.33	209,928.66	657	84.43
85.01 - 90.00	167	32,593,201.59	15.26	195,168.87	674	89.73
90.01 - 95.00	94	16,531,976.60	7.74	175,872.09	679	94.82
95.01 - 100.00	34	5,939,468.00	2.78	174,690.24	626	99.72
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	4	321,250.00	0.15	80,312.50	657	82.34
Alaska	3	712,400.00	0.33	237,466.67	669	86.01
Arizona	106	19,710,241.93	9.23	185,945.68	645	82.52
Arkansas	2	180,400.00	0.08	90,200.00	651	95.00
California	134	35,448,499.55	16.60	264,541.04	662	78.31
Colorado	54	9,147,753.03	4.28	169,402.83	644	82.77
Connecticut	9	1,566,080.00	0.73	174,008.89	696	82.39
Delaware	3	435,977.06	0.20	145,325.69	709	80.00
District of Columbia	6	1,492,049.75	0.70	248,674.96	720	79.48
Florida	234	40,235,834.28	18.84	171,948.01	688	82.57
Georgia	45	6,785,115.31	3.18	150,780.34	647	86.27
Hawaii	6	1,927,550.00	0.90	321,258.33	656	82.13
Idaho	9	1,259,154.71	0.59	139,906.08	669	84.00
Illinois	66	12,743,323.05	5.97	193,080.65	667	82.62
Indiana	8	1,055,747.36	0.49	131,968.42	679	82.97
Iowa	3	371,180.00	0.17	123,726.67	675	82.35
Kansas	2	227,190.00	0.11	113,595.00	627	79.56
Kentucky	6	757,080.61	0.35	126,180.10	681	84.16

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Louisiana	2	137,600.00	0.06	68,800.00	645	75.52
Maine	3	432,695.00	0.20	144,231.67	635	80.00
Maryland	36	7,600,825.22	3.56	211,134.03	653	78.45
Massachusetts	20	4,268,019.21	2.00	213,400.96	683	80.05
Michigan	23	3,039,622.50	1.42	132,157.50	673	83.41
Minnesota	32	5,832,370.00	2.73	182,261.56	685	82.92
Missouri	19	2,451,042.00	1.15	129,002.21	676	84.39
Montana	4	689,105.00	0.32	172,276.25	659	85.57
Nebraska	1	88,000.00	0.04	88,000.00	627	80.00
Nevada	23	5,382,628.59	2.52	234,027.33	690	81.47
New Hampshire	3	554,400.00	0.26	184,800.00	701	83.90
New Jersey	29	6,867,165.42	3.22	236,798.81	688	81.13
New Mexico	3	415,800.00	0.19	138,600.00	670	82.38
New York	4	811,500.00	0.38	202,875.00	704	68.43
North Carolina	36	5,500,222.62	2.58	152,783.96	683	83.30
Ohio	23	3,273,885.97	1.53	142,342.87	669	85.77
Oklahoma	1	136,710.00	0.06	136,710.00	696	90.00
Oregon	11	1,718,637.51	0.80	156,239.77	661	83.96
Pennsylvania	14	1,704,485.71	0.80	121,748.98	698	83.82
Rhode Island	3	671,999.50	0.31	223,999.83	703	79.33
South Carolina	21	3,261,514.75	1.53	155,310.23	690	84.23
Tennessee	22	2,619,703.00	1.23	119,077.41	670	88.61
Texas	6	642,170.00	0.30	107,028.33	632	83.68
Utah	14	2,214,144.45	1.04	158,153.18	670	83.40
Vermont	1	126,000.00	0.06	126,000.00	771	80.00
Virginia	45	11,059,173.37	5.18	245,759.41	679	81.56
Washington	35	6,465,350.58	3.03	184,724.30	662	81.11
Wisconsin	6	945,480.00	0.44	157,580.00	634	86.34
Wyoming	1	261,520.00	0.12	261,520.00	653	80.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	325	66,539,960.08	31.16	204,738.34	655	80.61
Purchase	584	96,954,564.59	45.40	166,018.09	691	82.91
Rate/Term Refinance	232	50,054,072.37	23.44	215,750.31	651	81.31
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	465	77,622,349.10	36.35	166,929.78	710	81.35
Owner Occupied	660	132,862,302.87	62.22	201,306.52	647	82.09
Second Home	16	3,063,945.07	1.43	191,496.57	682	81.99
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PROPERTY TYPE						
PROPTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
CO-OP	1	348,650.00	0.16	348,650.00	747	95.00
Condo High-Rise	5	1,206,170.00	0.56	241,234.00	756	83.89
Condo Low-Rise	143	24,975,136.41	11.70	174,651.30	689	82.80
Mid-Rise Condo	5	1,176,262.00	0.55	235,252.40	743	85.90
PUD - Attached	31	5,795,284.03	2.71	186,944.65	662	85.05
PUD - Detached	176	36,910,422.50	17.28	209,718.31	662	82.18
Single Family - 1 Unit	652	117,984,698.67	55.25	180,958.13	663	81.67
Single Family - 2 to 4 Unit	118	23,668,693.43	11.08	200,582.15	698	79.71
Townhouse	10	1,483,280.00	0.69	148,328.00	676	80.87
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

DOCUMENTATION TYPE						
DOCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Full/Alternative	493	88,810,541.36	41.59	180,143.09	656	83.40
Stated/Limited	648	124,738,055.68	58.41	192,497.00	681	80.69
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

PREPAY PENALTY						
PP DESC	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
12M PP	90	19,476,155.73	9.12	216,401.73	688	81.48
24M PP	345	68,078,631.78	31.88	197,329.37	641	83.03
36M PP	224	37,863,312.26	17.73	169,032.64	692	81.25
No PP	455	83,131,422.57	38.93	182,706.42	680	81.33
Other	27	4,999,074.70	2.34	185,150.91	700	79.13
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

INDEX CODE						
INDEX	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
1 MO LIBOR	6	735,922.18	0.34	122,653.70	725	83.77
1 YR LIBOR - WSJ	160	27,427,938.44	12.84	171,424.62	709	84.31
1 YR TRSRY - CMT	12	2,349,147.00	1.10	195,762.25	699	84.38
6 MO LIBOR - FNMA	9	2,204,577.00	1.03	244,953.00	666	76.63
6 MO LIBOR - WSJ	753	144,621,083.43	67.72	192,059.87	667	82.34
6 MO TRSRY - CMT	1	210,400.00	0.10	210,400.00	769	80.00
FIXED	200	35,999,528.99	16.86	179,997.64	650	77.94
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

MAXIMUM MORTGAGE RATE						
MAX RATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 6.999	200	35,999,528.99	16.86	179,997.64	650	77.94
10.000 - 10.999	12	2,495,850.00	1.17	207,987.50	717	76.53
11.000 - 11.999	116	22,224,494.90	10.41	191,590.47	688	79.57

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE						
MAX RATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
12.000 - 12.999	396	77,302,742.53	36.20	195,208.95	679	81.28
13.000 - 13.999	323	58,139,571.92	27.23	179,998.67	673	83.88
14.000 - 14.999	69	12,663,465.47	5.93	183,528.49	644	87.79
15.000 - 15.999	21	3,889,359.23	1.82	185,207.58	615	92.62
16.000 - 16.999	3	607,582.00	0.28	202,527.33	608	89.93
18.000 +	1	226,002.00	0.11	226,002.00	638	90.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

NEXT RATE ADJUST DATE						
NEXT DATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
01. December 2005	6	735,922.18	0.34	122,653.70	725	83.77
04. March 2006	16	3,226,182.00	1.51	201,636.38	711	82.17
05. April 2006	7	1,479,884.00	0.69	211,412.00	722	83.95
07. July 2006	1	76,000.00	0.04	76,000.00	683	80.00
15. April 2007	2	390,376.07	0.18	195,188.04	702	80.00
16. May 2007	3	726,400.00	0.34	242,133.33	686	80.00
17. June 2007	11	2,126,273.93	1.00	193,297.63	680	79.50
18. July 2007	34	6,446,585.35	3.02	189,605.45	696	80.02
19. August 2007	21	4,346,496.58	2.04	206,976.03	648	88.28
20. September 2007	91	17,091,635.63	8.00	187,820.17	641	86.57
21. October 2007	312	63,269,761.04	29.63	202,787.70	644	82.08
22. November 2007	4	690,415.00	0.32	172,603.75	615	79.43
24. February 2008	1	217,000.00	0.10	217,000.00	677	95.00
25. April 2008	1	221,500.00	0.10	221,500.00	745	65.00
26. May 2008	1	132,916.23	0.06	132,916.23	624	86.00
27. June 2008	4	617,213.00	0.29	154,303.25	675	89.82
28. July 2008	5	854,484.00	0.40	170,896.80	735	79.07
29. August 2008	23	4,131,367.25	1.93	179,624.66	690	83.01
30. September 2008	109	18,779,923.95	8.79	172,292.88	712	81.92
31. October 2008	70	12,922,546.50	6.05	184,607.81	701	82.14
32. November 2008	1	151,200.00	0.07	151,200.00	651	80.00
33. August 2009	1	157,600.00	0.07	157,600.00	595	80.00
34. April 2010	1	204,881.71	0.10	204,881.71	705	95.00
35. May 2010	1	306,400.00	0.14	306,400.00	743	80.00
36. June 2010	7	936,086.04	0.44	133,726.58	708	73.92
37. July 2010	29	5,434,777.09	2.54	187,406.11	696	77.16
38. August 2010	33	6,085,194.48	2.85	184,399.83	694	82.32
39. September 2010	76	14,135,507.02	6.62	185,993.51	703	83.70
40. October 2010	39	6,211,144.00	2.91	159,260.10	702	84.58
42. June 2012	1	146,000.00	0.07	146,000.00	673	61.00
43. July 2012	2	432,800.00	0.20	216,400.00	693	80.00
44. August 2012	4	746,920.00	0.35	186,730.00	748	83.45
45. September 2012	5	645,900.00	0.30	129,180.00	725	90.16
46. October 2012	11	2,096,225.00	0.98	190,565.91	729	81.70
47. August 2015	3	551,050.00	0.26	183,683.33	752	89.49
48. September 2015	5	824,500.00	0.39	164,900.00	698	73.33
FIXED	200	35,999,528.99	16.86	179,997.64	650	77.94
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MARGIN

MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	200	35,999,528.99	16.86	179,997.64	650	77.94
1.000 - 1.999	2	626,000.00	0.29	313,000.00	685	68.69
2.000 - 2.499	94	16,919,085.26	7.92	179,990.27	698	80.59
2.500 - 2.999	24	4,374,728.40	2.05	182,280.35	702	77.70
3.000 - 3.499	164	28,081,340.72	13.15	171,227.69	716	83.77
3.500 - 3.999	195	35,537,500.58	16.64	182,243.59	706	80.28
4.000 - 4.499	26	5,159,174.83	2.42	198,429.80	682	83.06
4.500 - 4.999	30	4,902,767.00	2.30	163,425.57	687	89.45
5.000 - 5.499	74	14,723,769.47	6.89	198,969.86	670	81.23
5.500 - 5.999	148	28,555,408.30	13.37	192,941.95	640	79.13
6.000 - 6.499	103	23,273,464.69	10.90	225,955.97	631	86.78
6.500 - 6.999	31	6,068,160.37	2.84	195,747.11	616	89.13
7.000 - 7.499	22	3,886,453.43	1.82	176,656.97	623	85.99
7.500 - 7.999	16	3,231,362.00	1.51	201,960.13	628	90.25
8.000 - 8.499	7	1,208,163.00	0.57	172,594.71	625	90.93
8.500 - 8.999	3	500,508.00	0.23	166,836.00	594	99.02
9.000 - 9.499	1	297,000.00	0.14	297,000.00	584	90.00
9.500 - 9.999	1	204,182.00	0.10	204,182.00	668	95.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	279	52,458,935.34	24.57	188,024.86	694	80.12
0.01 - 20.00	45	8,577,210.24	4.02	190,604.67	697	80.99
20.01 - 25.00	56	9,647,554.50	4.52	172,277.76	668	80.56
25.01 - 30.00	94	17,424,366.39	8.16	185,365.60	661	80.48
30.01 - 35.00	142	25,263,408.34	11.83	177,911.33	661	82.94
35.01 - 40.00	171	32,197,665.30	15.08	188,290.44	663	82.50
40.01 - 45.00	199	39,037,757.11	18.28	196,169.63	661	82.74
45.01 - 50.00	118	22,612,121.18	10.59	191,628.15	658	83.12
50.01 - 55.00	34	5,724,058.64	2.68	168,354.67	653	84.55
55.01 - 60.00	1	252,000.00	0.12	252,000.00	592	87.00
60.01 +	2	353,520.00	0.17	176,760.00	733	80.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	279	52,458,935.34	24.57	188,024.86	694	80.12
1 +	862	161,089,661.70	75.43	186,878.96	663	82.37
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
1 +	884	314,619,656.35	100.00	355,904.59	82.13
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**82.13**

FICO SCORE					
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
520 - 539	1	338,300.00	0.11	338,300.00	85.00
540 - 559	1	451,500.00	0.14	451,500.00	70.00
560 - 579	5	1,916,899.99	0.61	383,380.00	84.82
580 - 599	37	12,615,109.54	4.01	340,948.91	85.48
600 - 619	38	15,530,953.29	4.94	408,709.30	87.32
620 - 639	168	53,531,233.05	17.01	318,638.29	82.70
640 - 659	155	51,529,633.80	16.38	332,449.25	82.35
660 - 679	104	42,728,529.82	13.58	410,851.25	82.64
680 - 699	127	48,101,089.53	15.29	378,748.74	79.75
700 - 719	68	25,708,724.62	8.17	378,069.48	81.06
720 - 739	65	21,198,834.65	6.74	326,135.92	81.78
740 - 759	60	20,904,691.61	6.64	348,411.53	82.35
760 +	55	20,064,156.45	6.38	364,802.84	79.96
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**82.13**

ORIGINAL BALANCE						
ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	19	1,417,871.00	0.45	74,624.79	672	84.52
100,001 - 200,000	178	28,219,596.02	8.97	158,537.06	676	83.85
200,001 - 300,000	189	46,775,991.33	14.87	247,492.02	668	82.08
300,001 - 400,000	179	62,861,494.60	19.98	351,181.53	673	83.07
400,001 - 500,000	162	72,263,937.77	22.97	446,073.69	673	82.16
500,001 - 600,000	87	47,681,607.91	15.16	548,064.46	686	82.66
600,001 - 700,000	37	23,974,255.12	7.62	647,952.84	669	83.24
700,001 - 800,000	15	11,045,027.60	3.51	736,335.17	663	84.60
800,001 - 900,000	5	4,341,000.00	1.38	868,200.00	675	75.89
900,001 - 1,000,000	4	3,794,900.00	1.21	948,725.00	687	77.20
1,000,001 - 1,100,000	2	2,072,000.00	0.66	1,036,000.00	671	70.00
1,200,001 - 1,300,000	3	3,711,250.00	1.18	1,237,083.33	698	73.35
1,300,001 - 1,400,000	2	2,705,725.00	0.86	1,352,862.50	691	75.00
1,700,001 - 1,800,000	1	1,755,000.00	0.56	1,755,000.00	692	65.00
2,000,000 +	1	2,000,000.00	0.64	2,000,000.00	690	63.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	1	543,750.00	0.17	543,750.00	732	75.00
4.000 - 4.499	1	346,972.00	0.11	346,972.00	801	80.00
4.500 - 4.999	1	850,500.00	0.27	850,500.00	715	70.00
5.000 - 5.499	14	6,280,087.13	2.00	448,577.65	709	80.60
5.500 - 5.999	109	39,665,540.62	12.61	363,904.04	694	80.20

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
6.000 - 6.499	189	67,966,104.20	21.60	359,609.02	676	82.04
6.500 - 6.999	255	91,122,846.43	28.96	357,344.50	684	81.17
7.000 - 7.499	150	48,352,852.37	15.37	322,352.35	663	81.90
7.500 - 7.999	112	43,068,015.59	13.69	384,535.85	655	84.16
8.000 - 8.499	28	9,454,002.00	3.00	337,642.93	651	86.80
8.500 - 8.999	16	4,169,990.01	1.33	260,624.38	636	90.59
9.000 - 9.499	6	2,047,050.00	0.65	341,175.00	632	96.04
9.500 - 9.999	1	403,600.00	0.13	403,600.00	585	95.00
11.000 - 11.499	1	348,346.00	0.11	348,346.00	625	95.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	1	543,750.00	0.17	543,750.00	732	75.00
3.500 - 3.999	1	346,972.00	0.11	346,972.00	801	80.00
4.000 - 4.499	1	850,500.00	0.27	850,500.00	715	70.00
4.500 - 4.999	11	4,884,237.13	1.55	444,021.56	683	80.17
5.000 - 5.499	81	30,487,831.62	9.69	376,392.98	697	80.82
5.500 - 5.999	181	67,437,391.84	21.43	372,582.28	678	81.85
6.000 - 6.499	257	90,556,584.17	28.78	352,360.25	682	81.35
6.500 - 6.999	177	56,620,184.00	18.00	319,888.05	665	81.86
7.000 - 7.499	112	42,406,861.49	13.48	378,632.69	661	83.69
7.500 - 7.999	40	13,962,701.06	4.44	349,067.53	657	84.97
8.000 - 8.499	13	3,923,797.04	1.25	301,830.54	627	89.42
8.500 - 8.999	7	1,846,900.00	0.59	263,842.86	649	95.00
9.000 - 9.499	1	403,600.00	0.13	403,600.00	585	95.00
10.500 - 10.999	1	348,346.00	0.11	348,346.00	625	95.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	2	544,650.00	0.17	272,325.00	724	44.72
55.01 - 60.00	3	1,516,200.00	0.48	505,400.00	640	58.04
60.01 - 65.00	11	7,418,640.63	2.36	674,421.88	680	63.74
65.01 - 70.00	23	11,920,156.91	3.79	518,267.69	665	69.79
70.01 - 75.00	25	14,436,942.12	4.59	577,477.68	688	74.47
75.01 - 80.00	558	186,365,380.42	59.24	333,988.14	682	79.89
80.01 - 85.00	31	12,378,806.99	3.93	399,316.35	648	84.73
85.01 - 90.00	108	40,321,412.69	12.82	373,346.41	658	89.82
90.01 - 95.00	112	35,977,266.59	11.44	321,225.59	663	94.87
95.01 - 100.00	11	3,740,200.00	1.19	340,018.18	651	99.74
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	1	231,200.00	0.07	231,200.00	583	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Arizona	83	23,398,988.44	7.44	281,915.52	657	82.92
California	290	132,113,823.16	41.99	455,564.91	678	81.40
Colorado	16	3,474,071.25	1.10	217,129.45	667	85.15
Connecticut	7	2,986,810.92	0.95	426,687.27	688	79.64
District of Columbia	8	5,870,500.00	1.87	733,812.50	711	75.51
Florida	146	36,867,683.58	11.72	252,518.38	673	84.19
Georgia	20	5,539,115.05	1.76	276,955.75	657	85.17
Hawaii	3	1,311,200.00	0.42	437,066.67	641	80.00
Idaho	2	448,655.00	0.14	224,327.50	711	90.32
Illinois	27	9,239,561.33	2.94	342,205.98	667	84.84
Indiana	3	497,476.00	0.16	165,825.33	632	80.00
Kentucky	1	162,653.63	0.05	162,653.63	686	90.00
Maryland	24	10,455,070.44	3.32	435,627.94	656	82.80
Massachusetts	26	7,930,081.87	2.52	305,003.15	688	80.67
Michigan	8	2,471,200.00	0.79	308,900.00	640	76.93
Minnesota	14	5,782,967.72	1.84	413,069.12	677	79.17
Mississippi	1	130,639.00	0.04	130,639.00	701	80.00
Missouri	3	328,900.00	0.10	109,633.33	642	79.20
Nevada	22	6,568,027.57	2.09	298,546.71	697	81.44
New Hampshire	1	585,000.00	0.19	585,000.00	752	78.00
New Jersey	27	9,470,842.52	3.01	350,771.95	677	82.81
New Mexico	1	150,400.00	0.05	150,400.00	621	80.00
New York	16	8,535,440.00	2.71	533,465.00	670	77.11
North Carolina	6	848,391.00	0.27	141,398.50	658	90.23
Ohio	9	1,538,470.00	0.49	170,941.11	635	84.59
Oregon	11	2,621,640.53	0.83	238,330.96	667	81.63
Pennsylvania	11	3,756,680.13	1.19	341,516.38	667	86.37
Rhode Island	1	234,800.00	0.07	234,800.00	689	80.00
South Carolina	10	3,221,938.12	1.02	322,193.81	703	83.96
Tennessee	3	657,211.00	0.21	219,070.33	677	86.75
Texas	11	3,079,790.00	0.98	279,980.91	671	80.20
Utah	13	3,179,885.00	1.01	244,606.54	689	84.48
Virginia	49	18,362,948.09	5.84	374,754.04	679	84.24
Washington	6	1,917,335.00	0.61	319,555.83	655	81.29
Wisconsin	4	650,260.00	0.21	162,565.00	702	83.29
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	100	51,368,132.62	16.33	513,681.33	657	79.50
Purchase	713	225,655,229.73	71.72	316,487.00	681	82.56
Rate/Term Refinance	71	37,596,294.00	11.95	529,525.27	659	83.10
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	51	22,985,547.53	7.31	450,697.01	700	76.81
Owner Occupied	773	277,080,470.09	88.07	358,448.21	671	82.56
Second Home	60	14,553,638.73	4.63	242,560.65	700	82.30
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
CO-OP	1	404,000.00	0.13	404,000.00	759	80.00
Condo High-Rise	7	2,463,020.00	0.78	351,860.00	666	79.39
Condo Low-Rise	97	23,969,910.92	7.62	247,112.48	686	84.07
Mid-Rise Condo	5	1,141,000.00	0.36	228,200.00	697	83.96
PUD - Attached	26	8,060,155.00	2.56	310,005.96	685	83.76
PUD - Detached	195	66,413,240.50	21.11	340,580.72	672	82.36
Single Family - 1 Unit	485	182,489,709.16	58.00	376,267.44	672	82.29
Single Family - 2 to 4 Unit	60	24,237,923.85	7.70	403,965.40	683	79.53
Townhouse	8	5,440,696.92	1.73	680,087.12	703	75.42
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

DOCUMENTATION TYPE

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	273	97,283,463.02	30.92	356,349.68	654	83.95
Stated/Limited	611	217,336,193.33	69.08	355,705.72	684	81.31
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

PREPAY PENALTY

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	95	34,549,114.62	10.98	363,674.89	681	82.17
24M PP	287	109,221,698.03	34.72	380,563.41	659	83.55
36M PP	121	37,650,756.32	11.97	311,163.28	695	81.58
60M PP	23	6,299,577.98	2.00	273,894.69	680	79.66
No PP	349	122,619,191.81	38.97	351,344.39	679	81.29
Other	9	4,279,317.59	1.36	475,479.73	704	77.83
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

INDEX CODE

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	1	543,750.00	0.17	543,750.00	732	75.00
1 YR LIBOR - WSJ	68	21,299,776.63	6.77	313,232.01	697	85.09
1 YR TRSRY - CMT	15	7,612,217.00	2.42	507,481.13	678	73.98
6 MO LIBOR - FNMA	9	2,355,156.00	0.75	261,684.00	666	80.00
6 MO LIBOR - WSJ	645	242,117,356.85	76.96	375,375.75	676	82.52
6 MO TRSRY - CMT	1	424,000.00	0.13	424,000.00	726	80.00
FIXED	145	40,267,399.87	12.80	277,706.21	654	79.99
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

MAXIMUM MORTGAGE RATE

MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	145	40,267,399.87	12.80	277,706.21	654	79.99
9.000 - 9.999	1	531,250.00	0.17	531,250.00	620	85.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE						
MAX RATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
10.000 - 10.999	25	8,303,077.62	2.64	332,123.10	724	77.88
11.000 - 11.999	132	49,035,597.79	15.59	371,481.80	693	80.93
12.000 - 12.999	314	119,513,573.14	37.99	380,616.47	683	81.88
13.000 - 13.999	191	71,061,197.06	22.59	372,048.15	671	82.99
14.000 - 14.999	55	18,977,634.86	6.03	345,047.91	635	86.04
15.000 - 15.999	17	5,418,180.01	1.72	318,716.47	631	91.86
16.000 - 16.999	3	1,163,400.00	0.37	387,800.00	596	94.69
17.000 - 17.999	1	348,346.00	0.11	348,346.00	625	95.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

NEXT RATE ADJUST DATE						
NEXT DATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
01. December 2005	1	543,750.00	0.17	543,750.00	732	75.00
02. January 2006	4	1,937,471.99	0.62	484,368.00	721	75.61
03. February 2006	2	608,850.00	0.19	304,425.00	683	95.00
04. March 2006	16	5,799,042.91	1.84	362,440.18	713	79.37
05. April 2006	11	3,540,680.00	1.13	321,880.00	693	86.90
06. May 2006	1	404,000.00	0.13	404,000.00	759	80.00
09. September 2006	2	892,800.00	0.28	446,400.00	703	80.00
10. October 2006	1	544,000.00	0.17	544,000.00	691	80.00
13. February 2007	1	555,750.00	0.18	555,750.00	679	95.00
15. April 2007	1	691,591.02	0.22	691,591.02	634	80.00
16. May 2007	3	1,371,438.77	0.44	457,146.26	683	87.07
17. June 2007	7	1,789,667.09	0.57	255,666.73	666	84.23
18. July 2007	29	9,096,204.51	2.89	313,662.22	686	82.44
19. August 2007	17	7,726,179.85	2.46	454,481.17	678	86.69
20. September 2007	67	24,919,185.53	7.92	371,928.14	660	83.16
21. October 2007	287	111,332,775.00	35.39	387,919.08	660	83.25
22. November 2007	6	1,769,200.00	0.56	294,866.67	623	82.72
23. December 2007	1	416,000.00	0.13	416,000.00	711	95.00
26. May 2008	1	335,200.00	0.11	335,200.00	689	80.00
28. July 2008	13	3,218,482.01	1.02	247,575.54	746	77.39
29. August 2008	10	3,531,548.63	1.12	353,154.86	703	81.14
30. September 2008	83	28,735,933.50	9.13	346,216.07	689	82.11
31. October 2008	34	12,017,653.47	3.82	353,460.40	692	83.60
33. August 2009	1	367,000.00	0.12	367,000.00	601	93.00
36. June 2010	2	961,550.00	0.31	480,775.00	729	78.78
37. July 2010	26	8,678,982.83	2.76	333,807.03	720	79.60
38. August 2010	18	6,135,612.45	1.95	340,867.36	710	82.00
39. September 2010	45	15,669,336.92	4.98	348,207.49	691	80.50
40. October 2010	16	5,087,510.00	1.62	317,969.38	685	86.61
43. July 2012	1	275,000.00	0.09	275,000.00	672	60.00
44. August 2012	4	2,602,650.00	0.83	650,662.50	693	64.63
45. September 2012	4	2,174,760.00	0.69	543,690.00	686	76.23
46. October 2012	4	1,101,400.00	0.35	275,350.00	667	92.55
47. August 2015	1	440,000.00	0.14	440,000.00	767	80.00
48. September 2015	18	8,621,050.00	2.74	478,947.22	712	78.45
49. October 2015	1	460,000.00	0.15	460,000.00	747	80.00
FIXED	145	40,267,399.87	12.80	277,706.21	654	79.99
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MARGIN

MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	145	40,267,399.87	12.80	277,706.21	654	79.99
1.000 - 1.999	3	1,066,972.00	0.34	355,657.33	766	80.00
2.000 - 2.499	86	37,748,739.83	12.00	438,938.84	703	76.88
2.500 - 2.999	51	19,037,812.78	6.05	373,290.45	695	79.10
3.000 - 3.499	96	31,075,000.76	9.88	323,697.92	705	82.69
3.500 - 3.999	118	37,902,682.87	12.05	321,209.18	693	82.00
4.000 - 4.499	20	5,905,310.87	1.88	295,265.54	701	80.34
4.500 - 4.999	17	6,409,791.02	2.04	377,046.53	682	87.64
5.000 - 5.499	54	19,236,445.00	6.11	356,230.46	671	81.84
5.500 - 5.999	150	58,723,288.94	18.66	391,488.59	666	82.01
6.000 - 6.499	98	42,184,524.50	13.41	430,454.33	642	86.95
6.500 - 6.999	20	6,889,336.00	2.19	344,466.80	658	88.12
7.000 - 7.499	12	4,341,564.87	1.38	361,797.07	625	91.20
7.500 - 7.999	3	671,000.00	0.21	223,666.67	596	86.33
8.000 - 8.499	5	1,031,040.00	0.33	206,208.00	641	93.15
8.500 - 8.999	5	1,763,347.04	0.56	352,669.41	582	91.95
9.000 - 9.499	1	365,400.00	0.12	365,400.00	597	90.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	218	71,221,222.07	22.64	326,702.85	686	82.01
0.01 - 20.00	25	7,886,443.33	2.51	315,457.73	657	84.85
20.01 - 25.00	45	15,292,110.50	4.86	339,824.68	672	82.99
25.01 - 30.00	86	30,144,620.53	9.58	350,518.84	668	81.54
30.01 - 35.00	115	43,489,732.53	13.82	378,171.59	672	82.59
35.01 - 40.00	138	48,969,102.67	15.56	354,848.57	676	81.41
40.01 - 45.00	153	58,489,232.75	18.59	382,282.57	675	81.83
45.01 - 50.00	92	33,412,764.95	10.62	363,182.23	671	82.87
50.01 - 55.00	9	4,032,427.02	1.28	448,047.45	631	82.37
55.01 - 60.00	2	1,032,000.00	0.33	516,000.00	616	84.89
60.01 +	1	650,000.00	0.21	650,000.00	723	74.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	218	71,221,222.07	22.64	326,702.85	686	82.01
1 +	666	243,398,434.28	77.36	365,463.11	671	82.16
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	1	358,006.64	0.25	358,006.64	80.00
1 +	421	140,745,701.10	99.75	334,312.83	79.48
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**79.48**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	1	358,006.64	0.25	358,006.64	80.00
500 - 519	1	199,575.89	0.14	199,575.89	80.00
520 - 539	7	1,254,449.15	0.89	179,207.02	86.80
540 - 559	3	1,121,090.32	0.79	373,696.77	90.00
580 - 599	20	5,797,205.56	4.11	289,860.28	80.22
600 - 619	17	5,237,456.45	3.71	308,085.67	80.03
620 - 639	83	23,358,739.10	16.55	281,430.59	79.73
640 - 659	60	19,671,668.74	13.94	327,861.15	79.21
660 - 679	53	21,602,538.18	15.31	407,595.06	78.71
680 - 699	69	24,798,178.14	17.57	359,393.89	79.23
700 - 719	34	11,389,174.27	8.07	334,975.71	78.82
720 - 739	30	11,072,828.02	7.85	369,094.27	79.40
740 - 759	17	5,565,598.84	3.94	327,388.17	80.37
760 +	27	9,677,198.44	6.86	358,414.76	79.24
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**79.48**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	13	995,092.96	0.71	76,545.61	655	80.22
100,001 - 200,000	91	14,179,965.79	10.05	155,823.80	664	80.15
200,001 - 300,000	106	26,355,229.77	18.68	248,634.24	661	79.81
300,001 - 400,000	77	26,811,722.93	19.00	348,204.19	679	80.13
400,001 - 500,000	74	32,653,737.88	23.14	441,266.73	679	79.98
500,001 - 600,000	36	19,873,202.81	14.08	552,033.41	676	80.44
600,001 - 700,000	12	7,873,586.41	5.58	656,132.20	681	79.06
700,001 - 800,000	5	3,686,577.60	2.61	737,315.52	689	80.00
800,001 - 900,000	2	1,701,000.00	1.21	850,500.00	681	69.50
1,000,001 - 1,100,000	2	2,072,000.00	1.47	1,036,000.00	671	70.00
1,100,001 - 1,200,000	1	1,167,719.87	0.83	1,167,719.87	667	75.00
1,200,001 - 1,300,000	3	3,733,871.72	2.65	1,244,623.91	698	71.99
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
4.000 - 4.499	1	346,972.00	0.25	346,972.00	801	80.00
4.500 - 4.999	1	850,500.00	0.60	850,500.00	715	70.00
5.000 - 5.499	10	3,976,869.41	2.82	397,686.94	704	80.44
5.500 - 5.999	58	21,246,749.02	15.06	366,323.26	686	80.27
6.000 - 6.499	95	33,345,760.09	23.63	351,008.00	677	79.19
6.500 - 6.999	124	40,941,871.58	29.02	330,176.38	685	79.33

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
7.000 - 7.499	68	21,164,285.94	15.00	311,239.50	654	79.15
7.500 - 7.999	38	12,095,930.09	8.57	318,313.95	662	78.92
8.000 - 8.499	15	4,839,352.89	3.43	322,623.53	633	81.19
8.500 - 8.999	10	1,864,084.26	1.32	186,408.43	611	82.06
9.500 - 9.999	2	431,332.46	0.31	215,666.23	548	89.06
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
3.500 - 3.999	1	346,972.00	0.25	346,972.00	801	80.00
4.000 - 4.499	1	850,500.00	0.60	850,500.00	715	70.00
4.500 - 4.999	8	3,548,019.41	2.51	443,502.43	684	80.00
5.000 - 5.499	47	17,506,249.22	12.41	372,473.39	689	80.11
5.500 - 5.999	94	34,366,217.54	24.36	365,598.06	677	79.38
6.000 - 6.499	126	40,249,668.32	28.52	319,441.81	685	79.38
6.500 - 6.999	76	23,271,976.96	16.49	306,210.22	653	79.39
7.000 - 7.499	41	13,244,270.90	9.39	323,031.00	674	78.59
7.500 - 7.999	16	5,097,639.88	3.61	318,602.49	632	81.33
8.000 - 8.499	10	2,190,861.05	1.55	219,086.11	621	80.93
9.000 - 9.499	2	431,332.46	0.31	215,666.23	548	89.06
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	1	149,864.40	0.11	149,864.40	763	38.00
65.01 - 70.00	10	6,414,321.72	4.55	641,432.17	678	69.09
70.01 - 75.00	9	6,285,985.88	4.45	698,442.88	687	74.93
75.01 - 80.00	382	123,063,209.52	87.21	322,155.00	675	79.93
80.01 - 85.00	10	1,826,928.09	1.29	182,692.81	633	84.19
85.01 - 90.00	8	2,882,403.13	2.04	360,300.39	623	90.00
90.01 - 95.00	2	480,995.00	0.34	240,497.50	706	94.69
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	2	438,970.71	0.31	219,485.36	593	80.00
Arizona	40	10,729,427.55	7.60	268,235.69	656	79.75
California	131	55,526,708.53	39.35	423,868.00	679	79.34
Colorado	9	1,729,803.00	1.23	192,200.33	688	80.12
Connecticut	1	504,000.00	0.36	504,000.00	660	80.00
District of Columbia	6	4,592,500.00	3.25	765,416.67	710	75.44
Florida	60	15,414,420.59	10.92	256,907.01	673	78.21
Georgia	14	2,731,204.57	1.94	195,086.04	662	82.40
Hawaii	3	1,709,627.41	1.21	569,875.80	673	80.00
Idaho	2	222,263.18	0.16	111,131.59	643	80.00
Illinois	15	5,043,444.47	3.57	336,229.63	675	79.34

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Indiana	4	937,136.00	0.66	234,284.00	722	80.00
Kansas	1	259,811.82	0.18	259,811.82	629	80.00
Kentucky	2	243,325.54	0.17	121,662.77	632	88.34
Maryland	6	2,178,200.60	1.54	363,033.43	655	80.00
Massachusetts	6	2,185,722.64	1.55	364,287.11	656	81.60
Michigan	7	2,036,607.16	1.44	290,943.88	653	74.14
Minnesota	4	1,044,719.72	0.74	261,179.93	687	80.00
Mississippi	2	218,391.72	0.15	109,195.86	701	80.00
Missouri	1	118,929.45	0.08	118,929.45	537	85.00
Nevada	9	2,970,714.60	2.11	330,079.40	714	80.00
New Jersey	19	6,774,802.87	4.80	356,568.57	659	79.52
New Mexico	2	238,301.98	0.17	119,150.99	590	80.00
New York	9	2,976,296.75	2.11	330,699.64	696	80.70
North Carolina	2	583,138.06	0.41	291,569.03	667	83.57
Ohio	2	594,800.00	0.42	297,400.00	651	80.00
Oregon	6	1,917,277.26	1.36	319,546.21	661	80.00
Pennsylvania	6	1,329,800.66	0.94	221,633.44	652	79.86
Rhode Island	2	474,202.95	0.34	237,101.48	686	80.00
South Carolina	4	1,693,520.00	1.20	423,380.00	728	80.00
Tennessee	2	684,638.95	0.49	342,319.48	673	87.05
Texas	13	2,783,771.51	1.97	214,136.27	645	81.16
Utah	6	1,521,465.00	1.08	253,577.50	685	80.00
Virginia	17	6,342,569.21	4.49	373,092.31	680	80.56
Washington	6	2,153,273.28	1.53	358,878.88	610	82.25
Wisconsin	1	199,920.00	0.14	199,920.00	752	80.00
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	14	7,127,368.64	5.05	509,097.76	671	77.57
Purchase	386	122,707,011.89	86.96	317,893.81	676	79.54
Rate/Term Refinance	22	11,269,327.21	7.99	512,242.15	653	80.06
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	14	6,903,108.06	4.89	493,079.15	711	78.17
Owner Occupied	392	130,498,588.48	92.48	332,904.56	671	79.55
Second Home	16	3,702,011.20	2.62	231,375.70	715	79.61
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Condo High-Rise	3	927,532.87	0.66	309,177.62	691	80.00
Condo Low-Rise	37	10,791,216.42	7.65	291,654.50	677	79.79
Mid-Rise Condo	1	113,600.00	0.08	113,600.00	705	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
PUD - Attached	12	3,272,852.15	2.32	272,737.68	695	80.64
PUD - Detached	95	32,151,471.14	22.79	338,436.54	670	79.75
Single Family - 1 Unit	238	78,939,704.53	55.94	331,679.43	671	79.45
Single Family - 2 to 4 Unit	29	10,629,748.61	7.53	366,543.06	689	79.99
Townhouse	7	4,277,582.02	3.03	611,083.15	699	75.11
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

DOCUMENTATION TYPE

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	170	55,903,615.36	39.62	328,844.80	653	79.93
Stated/Limited	252	85,200,092.38	60.38	338,095.60	688	79.19
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

PREPAY PENALTY

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	46	15,938,964.98	11.30	346,499.24	691	79.50
24M PP	178	58,300,771.10	41.32	327,532.42	663	80.19
36M PP	44	11,597,110.04	8.22	263,570.68	701	79.80
60M PP	2	915,899.35	0.65	457,949.68	657	80.00
No PP	146	52,085,362.27	36.91	356,749.06	675	78.61
Other	6	2,265,600.00	1.61	377,600.00	701	79.36
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

INDEX CODE

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 YR LIBOR - WSJ	25	7,740,458.00	5.49	309,618.32	716	80.55
1 YR TRSRY - CMT	7	3,053,167.00	2.16	436,166.71	671	79.33
6 MO LIBOR - FNMA	5	1,235,200.00	0.88	247,040.00	697	80.00
6 MO LIBOR - WSJ	327	110,933,141.59	78.62	339,245.08	673	79.73
6 MO TRSRY - CMT	1	424,000.00	0.30	424,000.00	726	80.00
FIXED	57	17,717,741.15	12.56	310,837.56	662	77.43
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

MAXIMUM MORTGAGE RATE

MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	57	17,717,741.15	12.56	310,837.56	662	77.43
10.000 - 10.999	8	2,627,411.74	1.86	328,426.47	724	81.84
11.000 - 11.999	63	23,319,724.35	16.53	370,154.35	685	80.19
12.000 - 12.999	164	55,940,010.54	39.64	341,097.63	681	79.47
13.000 - 13.999	102	33,634,198.36	23.84	329,747.04	671	79.38
14.000 - 14.999	25	7,289,289.14	5.17	291,571.57	626	81.34
15.000 - 15.999	3	575,332.46	0.41	191,777.49	567	86.80

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE

MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

NEXT RATE ADJUST DATE

NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
02. January 2006	2	1,197,472.00	0.85	598,736.00	740	72.90
04. March 2006	4	1,538,400.00	1.09	384,600.00	717	80.00
05. April 2006	2	543,120.00	0.38	271,560.00	734	80.00
09. September 2006	2	892,800.00	0.63	446,400.00	703	80.00
15. April 2007	1	691,591.02	0.49	691,591.02	634	80.00
17. June 2007	3	1,041,148.73	0.74	347,049.58	660	80.00
18. July 2007	6	2,249,358.11	1.59	374,893.02	680	80.00
19. August 2007	8	2,253,613.51	1.60	281,701.69	723	80.09
20. September 2007	48	17,077,957.35	12.10	355,790.78	669	80.14
21. October 2007	187	64,479,768.11	45.70	344,811.59	663	80.04
22. November 2007	6	1,407,600.00	1.00	234,600.00	633	79.84
26. May 2008	1	335,200.00	0.24	335,200.00	689	80.00
27. June 2008	1	397,508.06	0.28	397,508.06	713	75.00
28. July 2008	6	1,225,276.65	0.87	204,212.78	722	76.95
29. August 2008	7	2,270,777.47	1.61	324,396.78	687	77.82
30. September 2008	26	7,253,170.19	5.14	278,968.08	699	79.41
31. October 2008	14	5,424,653.29	3.84	387,475.24	699	78.27
32. November 2008	2	283,690.71	0.20	141,845.35	612	80.00
36. June 2010	1	376,550.00	0.27	376,550.00	693	80.00
37. July 2010	3	1,607,302.61	1.14	535,767.54	666	76.23
38. August 2010	4	1,364,751.60	0.97	341,187.90	707	83.53
39. September 2010	23	6,763,397.22	4.79	294,060.75	702	80.29
40. October 2010	5	1,871,259.96	1.33	374,251.99	748	80.00
41. November 2010	1	293,600.00	0.21	293,600.00	719	80.00
44. August 2012	1	72,000.00	0.05	72,000.00	737	80.00
48. September 2015	1	474,000.00	0.34	474,000.00	701	80.00
FIXED	57	17,717,741.15	12.56	310,837.56	662	77.43
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

MARGIN

MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	57	17,717,741.15	12.56	310,837.56	662	77.43
1.000 - 1.999	3	1,066,972.00	0.76	355,657.33	766	80.00
2.000 - 2.499	24	9,433,078.82	6.69	393,044.95	705	78.40
2.500 - 2.999	33	12,010,284.27	8.51	363,948.01	691	79.04
3.000 - 3.499	38	12,884,815.67	9.13	339,074.10	698	78.79
3.500 - 3.999	36	10,596,142.91	7.51	294,337.30	701	79.85
4.000 - 4.499	6	1,771,252.87	1.26	295,208.81	711	80.11
4.500 - 4.999	4	1,582,391.02	1.12	395,597.76	656	80.00
5.000 - 5.499	51	15,951,895.69	11.31	312,782.27	676	79.66
5.500 - 5.999	117	42,507,998.67	30.13	363,316.23	667	80.02
6.000 - 6.499	32	10,278,111.22	7.28	321,190.98	626	80.89
6.500 - 6.999	17	4,491,715.51	3.18	264,218.56	631	82.62
7.000 - 7.499	2	427,904.99	0.30	213,952.50	643	80.00
7.500 - 7.999	2	383,402.95	0.27	191,701.48	661	80.00
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	55	18,220,552.31	12.91	331,282.77	690	78.17
0.01 - 20.00	10	2,912,627.48	2.06	291,262.75	629	80.00
20.01 - 25.00	24	7,013,746.26	4.97	292,239.43	664	80.03
25.01 - 30.00	52	16,140,888.62	11.44	310,401.70	665	79.45
30.01 - 35.00	59	19,646,124.67	13.92	332,985.16	671	79.65
35.01 - 40.00	81	26,722,016.34	18.94	329,901.44	676	79.97
40.01 - 45.00	79	28,242,720.96	20.02	357,502.80	675	79.46
45.01 - 50.00	50	18,314,220.26	12.98	366,284.41	685	79.97
50.01 - 55.00	9	2,818,632.84	2.00	313,181.43	629	78.28
55.01 - 60.00	3	1,072,178.00	0.76	357,392.67	659	77.81
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	55	18,220,552.31	12.91	331,282.77	690	78.17
1 +	367	122,883,155.43	87.09	334,831.49	672	79.68
TOTAL	**422**	**141,103,707.74**	**100.00**	**334,368.98**	**674**	**79.48**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	1	358,006.64	0.15	358,006.64	80.00
1 +	1,021	232,515,840.87	99.85	227,733.44	79.73
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**79.73**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	1	358,006.64	0.15	358,006.64	80.00
1 - 499	1	48,476.92	0.02	48,476.92	80.00
500 - 519	18	1,636,147.27	0.70	90,897.07	80.78
520 - 539	48	5,192,272.21	2.23	108,172.34	85.33
540 - 559	31	3,925,373.78	1.69	126,624.96	88.90
560 - 579	4	374,470.41	0.16	93,617.60	82.52
580 - 599	78	14,537,024.43	6.24	186,372.11	79.56
600 - 619	75	14,482,942.27	6.22	193,105.90	79.98
620 - 639	149	33,607,653.88	14.43	225,554.72	79.44
640 - 659	126	31,838,896.14	13.67	252,689.65	79.45
660 - 679	104	30,120,118.48	12.93	289,616.52	79.02
680 - 699	128	34,556,011.20	14.84	269,968.84	79.42
700 - 719	86	20,558,864.85	8.83	239,056.57	79.44
720 - 739	70	17,583,860.14	7.55	251,198.00	79.44
740 - 759	47	9,682,833.72	4.16	206,017.74	79.86
760 +	56	14,370,895.17	6.17	256,623.13	79.15
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**79.73**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	169	12,611,420.55	5.42	74,623.79	619	80.79
100,001 - 200,000	407	59,877,039.67	25.71	147,118.03	660	80.17
200,001 - 300,000	203	50,230,769.54	21.57	247,442.21	661	79.94
300,001 - 400,000	106	36,373,801.76	15.62	343,149.07	679	80.00
400,001 - 500,000	75	33,140,857.58	14.23	441,878.10	678	79.79
500,001 - 600,000	37	20,405,202.81	8.76	551,491.97	677	80.43
600,001 - 700,000	12	7,873,586.41	3.38	656,132.20	681	79.06
700,001 - 800,000	5	3,686,577.60	1.58	737,315.52	689	80.00
800,001 - 900,000	2	1,701,000.00	0.73	850,500.00	681	69.50
1,000,001 - 1,100,000	2	2,072,000.00	0.89	1,036,000.00	671	70.00
1,100,001 - 1,200,000	1	1,167,719.87	0.50	1,167,719.87	667	75.00
1,200,001 - 1,300,000	3	3,733,871.72	1.60	1,244,623.91	698	71.99
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	1	78,934.58	0.03	78,934.58	740	80.00
4.000 - 4.499	1	346,972.00	0.15	346,972.00	801	80.00
4.500 - 4.999	1	850,500.00	0.37	850,500.00	715	70.00
5.000 - 5.499	12	4,382,669.41	1.88	365,222.45	700	80.24

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
5.500 - 5.999	88	27,150,767.80	11.66	308,531.45	688	80.43
6.000 - 6.499	184	50,063,202.01	21.50	272,082.62	673	79.25
6.500 - 6.999	292	68,603,290.05	29.46	234,942.77	679	79.33
7.000 - 7.499	182	38,848,928.98	16.68	213,455.65	660	79.29
7.500 - 7.999	133	25,817,778.41	11.09	194,118.63	652	79.77
8.000 - 8.499	43	8,034,636.39	3.45	186,852.01	619	81.33
8.500 - 8.999	39	4,889,877.51	2.10	125,381.47	579	82.95
9.000 - 9.499	25	2,071,687.41	0.89	82,867.50	551	86.00
9.500 - 9.999	18	1,569,743.87	0.67	87,207.99	539	87.23
10.000 - 10.499	2	97,408.80	0.04	48,704.40	526	83.36
10.500 - 10.999	1	67,450.29	0.03	67,450.29	544	90.00
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	1	78,934.58	0.03	78,934.58	740	80.00
3.500 - 3.999	1	346,972.00	0.15	346,972.00	801	80.00
4.000 - 4.499	1	850,500.00	0.37	850,500.00	715	70.00
4.500 - 4.999	9	3,778,819.41	1.62	419,868.82	681	80.00
5.000 - 5.499	65	21,074,326.70	9.05	324,220.41	687	80.12
5.500 - 5.999	181	51,317,357.07	22.04	283,521.31	674	79.49
6.000 - 6.499	281	66,099,829.48	28.38	235,230.71	677	79.35
6.500 - 6.999	207	43,349,557.45	18.62	209,418.15	661	79.42
7.000 - 7.499	141	27,709,217.03	11.90	196,519.27	663	79.51
7.500 - 7.999	56	10,031,776.84	4.31	179,138.87	619	81.51
8.000 - 8.499	36	4,718,608.99	2.03	131,072.47	587	82.79
8.500 - 8.999	23	1,824,903.70	0.78	79,343.64	553	85.50
9.000 - 9.499	17	1,528,185.17	0.66	89,893.25	539	87.43
9.500 - 9.999	2	97,408.80	0.04	48,704.40	526	83.36
10.000 - 10.499	1	67,450.29	0.03	67,450.29	544	90.00
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	2	448,963.97	0.19	224,481.99	677	44.66
60.01 - 65.00	2	303,056.17	0.13	151,528.09	630	64.32
65.01 - 70.00	32	9,577,617.84	4.11	299,300.56	680	69.21
70.01 - 75.00	23	7,901,194.98	3.39	343,530.22	688	74.87
75.01 - 80.00	869	200,688,091.44	86.18	230,941.42	670	79.93
80.01 - 85.00	42	5,193,683.67	2.23	123,659.14	595	84.48
85.01 - 90.00	46	7,480,432.12	3.21	162,618.09	602	89.98
90.01 - 95.00	6	1,280,807.32	0.55	213,467.89	672	93.49
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	10	1,086,474.31	0.47	108,647.43	585	81.40
Alaska	1	284,000.00	0.12	284,000.00	666	80.00
Arizona	82	17,424,919.35	7.48	212,499.02	652	79.68
Arkansas	1	53,174.37	0.02	53,174.37	504	80.00
California	171	65,796,100.36	28.25	384,772.52	678	79.16
Colorado	45	7,702,192.12	3.31	171,159.82	638	80.61
Connecticut	1	504,000.00	0.22	504,000.00	660	80.00
Delaware	4	403,464.06	0.17	100,866.02	725	80.00
District of Columbia	7	4,802,900.00	2.06	686,128.57	713	75.64
Florida	135	26,727,751.02	11.48	197,983.34	680	78.48
Georgia	49	7,215,387.45	3.10	147,252.81	649	81.82
Hawaii	7	3,350,347.11	1.44	478,621.02	665	78.11
Idaho	5	695,830.94	0.30	139,166.19	612	81.30
Illinois	55	11,953,520.85	5.13	217,336.74	684	79.83
Indiana	22	2,719,869.23	1.17	123,630.42	660	81.14
Iowa	4	359,791.41	0.15	89,947.85	611	84.72
Kansas	3	419,297.06	0.18	139,765.69	620	80.38
Kentucky	6	667,499.20	0.29	111,249.87	647	83.04
Louisiana	1	61,600.00	0.03	61,600.00	596	70.00
Maine	3	528,801.53	0.23	176,267.18	629	73.78
Maryland	15	4,183,099.33	1.80	278,873.29	652	79.94
Massachusetts	14	3,529,836.14	1.52	252,131.15	661	80.60
Michigan	43	5,936,427.09	2.55	138,056.44	655	79.02
Minnesota	21	3,719,997.73	1.60	177,142.75	691	79.87
Mississippi	8	669,158.56	0.29	83,644.82	588	82.37
Missouri	20	2,161,631.04	0.93	108,081.55	622	81.83
Montana	3	427,000.00	0.18	142,333.33	617	79.78
Nebraska	2	188,848.46	0.08	94,424.23	674	80.00
Nevada	14	4,124,502.60	1.77	294,607.33	709	80.05
New Hampshire	2	338,400.00	0.15	169,200.00	693	80.00
New Jersey	30	9,176,108.96	3.94	305,870.30	666	79.63
New Mexico	3	403,101.98	0.17	134,367.33	635	80.00
New York	9	2,976,296.75	1.28	330,699.64	696	80.70
North Carolina	22	2,672,326.06	1.15	121,469.37	625	82.47
Ohio	32	4,032,367.95	1.73	126,011.50	624	81.78
Oklahoma	2	95,094.16	0.04	47,547.08	530	82.90
Oregon	12	2,894,553.17	1.24	241,212.76	660	79.97
Pennsylvania	11	1,971,485.94	0.85	179,225.99	657	79.75
Rhode Island	7	1,683,536.31	0.72	240,505.19	669	82.72
South Carolina	13	2,770,760.25	1.19	213,135.40	689	80.06
Tennessee	11	1,596,263.37	0.69	145,114.85	640	82.75
Texas	37	5,345,354.52	2.30	144,469.04	611	81.91
Utah	15	2,744,149.45	1.18	182,943.30	674	80.00
Virginia	34	10,272,314.29	4.41	302,126.89	679	80.33
Washington	24	5,234,334.98	2.25	218,097.29	632	81.08
Wisconsin	6	969,978.05	0.42	161,663.01	685	82.74
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	96	21,549,062.07	9.25	224,469.40	666	78.79
Purchase	813	181,837,803.97	78.08	223,662.74	670	79.84
Rate/Term Refinance	113	29,486,981.47	12.66	260,946.74	652	79.76

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
TOTAL	1,022	232,873,847.51	100.00	227,860.91	667	79.73

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	176	31,420,006.34	13.49	178,522.76	708	79.05
Owner Occupied	826	196,770,390.41	84.50	238,220.81	659	79.85
Second Home	20	4,683,450.76	2.01	234,172.54	709	79.16
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Condo High-Rise	4	1,163,782.87	0.50	290,945.72	701	78.98
Condo Low-Rise	88	19,251,362.49	8.27	218,765.48	682	79.83
Mid-Rise Condo	1	113,600.00	0.05	113,600.00	705	80.00
PUD - Attached	29	6,185,783.39	2.66	213,302.88	675	80.57
PUD - Detached	172	46,963,884.46	20.17	273,045.84	665	79.79
Single Family - 1 Unit	640	135,376,156.99	58.13	211,525.25	660	79.84
Single Family - 2 to 4 Unit	74	18,751,181.83	8.05	253,394.35	693	79.63
Townhouse	14	5,068,095.48	2.18	362,006.82	700	75.50
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

DOCUMENTATION TYPE

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	546	110,164,612.17	47.31	201,766.69	645	80.33
Stated/Limited	476	122,709,235.34	52.69	257,792.51	687	79.19
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

PREPAY PENALTY

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	94	24,952,758.11	10.72	265,454.87	691	79.72
24M PP	453	98,936,965.49	42.49	218,403.90	649	80.34
36M PP	146	25,636,764.92	11.01	175,594.28	692	79.67
60M PP	2	915,899.35	0.39	457,949.68	657	80.00
No PP	312	78,373,934.99	33.66	251,198.51	674	79.06
Other	15	4,057,524.65	1.74	270,501.64	679	78.12
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

INDEX CODE

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	2	208,562.18	0.09	104,281.09	723	80.00
1 YR LIBOR - WSJ	63	14,094,227.20	6.05	223,717.89	707	80.61
1 YR TRSRY - CMT	12	3,516,359.25	1.51	293,029.94	666	79.50
6 MO LIBOR - FNMA	8	1,948,421.89	0.84	243,552.74	674	80.00
6 MO LIBOR - WSJ	820	185,966,094.33	79.86	226,787.92	665	79.96
6 MO TRSRY - CMT	2	634,400.00	0.27	317,200.00	740	80.00
FIXED	115	26,505,782.66	11.38	230,485.07	659	77.67
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

MAXIMUM MORTGAGE RATE

MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	115	26,505,782.66	11.38	230,485.07	659	77.67
10.000 - 10.999	12	3,318,111.74	1.42	276,509.31	723	82.08
11.000 - 11.999	117	32,334,634.29	13.89	276,364.40	684	80.15
12.000 - 12.999	359	90,226,578.85	38.74	251,327.52	677	79.47
13.000 - 13.999	269	60,244,717.63	25.87	223,958.06	667	79.65
14.000 - 14.999	98	15,528,962.53	6.67	158,458.80	611	81.80
15.000 - 15.999	47	4,377,801.58	1.88	93,144.71	547	86.06
16.000 - 16.999	5	337,258.23	0.14	67,451.65	532	83.72
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

NEXT RATE ADJUST DATE

NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	2	208,562.18	0.09	104,281.09	723	80.00
02. January 2006	2	1,197,472.00	0.51	598,736.00	740	72.90
04. March 2006	14	3,109,307.73	1.34	222,093.41	721	79.90
05. April 2006	6	1,218,796.49	0.52	203,132.75	730	78.25
08. August 2006	1	48,476.92	0.02	48,476.92	498	80.00
09. September 2006	2	892,800.00	0.38	446,400.00	703	80.00
15. April 2007	3	1,081,967.09	0.46	360,655.70	659	80.00
17. June 2007	7	2,093,041.88	0.90	299,005.98	674	78.31
18. July 2007	17	3,666,191.87	1.57	215,658.35	697	80.00
19. August 2007	26	4,660,719.45	2.00	179,258.44	692	80.51
20. September 2007	129	27,157,004.89	11.66	210,519.42	644	80.61
21. October 2007	433	104,498,036.15	44.87	241,334.96	653	80.21
22. November 2007	11	1,997,120.00	0.86	181,556.36	638	79.88
26. May 2008	1	335,200.00	0.14	335,200.00	689	80.00
27. June 2008	1	397,508.06	0.17	397,508.06	713	75.00
28. July 2008	8	1,446,576.65	0.62	180,822.08	723	77.42
29. August 2008	19	4,116,787.44	1.77	216,673.02	678	79.01
30. September 2008	76	15,584,378.85	6.69	205,057.62	706	79.80
31. October 2008	45	9,853,563.70	4.23	218,968.08	704	78.50
32. November 2008	3	434,890.71	0.19	144,963.57	626	80.00
35. May 2010	1	306,400.00	0.13	306,400.00	743	80.00
36. June 2010	3	677,549.99	0.29	225,850.00	700	75.37
37. July 2010	11	2,509,116.02	1.08	228,101.46	676	77.59
38. August 2010	14	2,981,851.60	1.28	212,989.40	690	82.85
39. September 2010	48	10,383,661.65	4.46	216,326.28	693	80.19
40. October 2010	17	3,753,311.31	1.61	220,783.02	712	79.69
41. November 2010	1	293,600.00	0.13	293,600.00	719	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NEXT RATE ADJUST DATE						
NEXT DATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
43. July 2012	1	284,000.00	0.12	284,000.00	666	80.00
44. August 2012	1	72,000.00	0.03	72,000.00	737	80.00
46. October 2012	2	575,772.22	0.25	287,886.11	720	80.00
47. August 2015	1	58,400.00	0.03	58,400.00	747	80.00
48. September 2015	1	474,000.00	0.20	474,000.00	701	80.00
FIXED	115	26,505,782.66	11.38	230,485.07	659	77.67
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

MARGIN						
MARGIN	***Count***	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0.000 - 0.999	115	26,505,782.66	11.38	230,485.07	659	77.67
1.000 - 1.999	3	1,066,972.00	0.46	355,657.33	766	80.00
2.000 - 2.499	47	13,000,093.22	5.58	276,597.73	698	78.84
2.500 - 2.999	48	14,730,326.22	6.33	306,881.80	689	79.19
3.000 - 3.499	99	22,823,111.45	9.80	230,536.48	703	79.02
3.500 - 3.999	115	23,401,146.40	10.05	203,488.23	707	79.71
4.000 - 4.499	20	3,802,614.91	1.63	190,130.75	698	79.42
4.500 - 4.999	12	2,897,632.94	1.24	241,469.41	656	80.25
5.000 - 5.499	109	25,223,829.72	10.83	231,411.28	676	79.76
5.500 - 5.999	247	65,142,265.64	27.97	263,733.87	656	79.98
6.000 - 6.499	102	20,358,675.88	8.74	199,594.86	621	80.56
6.500 - 6.999	81	10,879,194.52	4.67	134,311.04	593	84.24
7.000 - 7.499	13	1,803,434.71	0.77	138,725.75	609	81.16
7.500 - 7.999	4	731,004.19	0.31	182,751.05	631	80.86
8.000 - 8.499	3	203,183.31	0.09	67,727.77	556	83.10
8.500 - 8.999	4	304,579.74	0.13	76,144.94	573	88.27
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

Back Ratio						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0.00 - 0.00	133	31,631,236.19	13.58	237,828.84	695	78.54
0.01 - 20.00	32	5,469,791.80	2.35	170,930.99	652	80.28
20.01 - 25.00	55	11,152,261.54	4.79	202,768.39	656	80.19
25.01 - 30.00	101	23,373,260.73	10.04	231,418.42	660	79.67
30.01 - 35.00	139	31,365,457.27	13.47	225,650.77	661	80.19
35.01 - 40.00	173	41,194,311.73	17.69	238,117.41	667	80.03
40.01 - 45.00	196	47,329,532.94	20.32	241,477.21	667	79.83
45.01 - 50.00	138	31,728,230.48	13.62	229,914.71	668	79.76
50.01 - 55.00	50	8,234,550.29	3.54	164,691.01	626	79.75
55.01 - 60.00	5	1,395,214.54	0.60	279,042.91	655	78.32
TOTAL	**1,022**	**232,873,847.51**	**100.00**	**227,860.91**	**667**	**79.73**

Only Zero DTI						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0 - 0	133	31,631,236.19	13.58	237,828.84	695	78.54
1 +	889	201,242,611.32	86.42	226,369.64	663	79.92

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Only Zero DTI						
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
TOTAL	1,022	232,873,847.51	100.00	227,860.91	667	79.73

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: SILSEC='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	1	86,250.00	0.04	86,250.00	75.00
1 +	1,140	213,462,347.04	99.96	187,247.67	81.82
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**81.82**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	1	86,250.00	0.04	86,250.00	75.00
540 - 559	1	137,000.00	0.06	137,000.00	92.00
560 - 579	4	635,050.00	0.30	158,762.50	86.86
580 - 599	83	14,712,832.07	6.89	177,263.04	82.13
600 - 619	98	19,360,538.75	9.07	197,556.52	84.14
620 - 639	178	33,641,368.81	15.75	188,996.45	80.33
640 - 659	190	39,417,422.91	18.46	207,460.12	80.30
660 - 679	121	21,761,976.38	10.19	179,851.04	83.15
680 - 699	126	22,651,311.14	10.61	179,772.31	82.11
700 - 719	103	18,676,879.70	8.75	181,328.93	81.88
720 - 739	78	14,272,564.06	6.68	182,981.59	81.59
740 - 759	79	13,070,088.22	6.12	165,444.15	83.03
760 +	79	15,125,315.00	7.08	191,459.68	82.30
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**81.82**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	121	9,515,726.32	4.46	78,642.37	674	81.29
100,001 - 200,000	592	88,388,762.51	41.39	149,305.34	674	82.10
200,001 - 300,000	301	73,610,232.47	34.47	244,552.27	665	81.96
300,001 - 400,000	126	41,501,875.74	19.43	329,379.97	671	81.10
500,001 - 600,000	1	532,000.00	0.25	532,000.00	719	80.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	2	157,044.58	0.07	78,522.29	746	80.00
5.000 - 5.499	4	767,300.00	0.36	191,825.00	668	67.38
5.500 - 5.999	65	13,924,308.14	6.52	214,220.13	684	79.29
6.000 - 6.499	174	36,414,466.62	17.05	209,278.54	670	78.88
6.500 - 6.999	341	66,052,006.93	30.93	193,700.90	669	80.62
7.000 - 7.499	269	47,273,302.36	22.14	175,737.18	680	82.88
7.500 - 7.999	205	35,419,913.99	16.59	172,780.07	666	83.77
8.000 - 8.499	37	6,135,382.42	2.87	165,821.15	659	86.65
8.500 - 8.999	27	4,475,653.00	2.10	165,764.93	634	93.71
9.000 - 9.499	12	1,943,535.00	0.91	161,961.25	635	90.36
9.500 - 9.999	3	555,500.00	0.26	185,166.67	589	99.12
10.500 - 10.999	1	204,182.00	0.10	204,182.00	668	95.00
12.500 - 12.999	1	226,002.00	0.11	226,002.00	638	90.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	2	157,044.58	0.07	78,522.29	746	80.00
4.500 - 4.999	3	592,300.00	0.28	197,433.33	662	64.83
5.000 - 5.499	42	9,183,281.10	4.30	218,649.55	675	77.72
5.500 - 5.999	159	33,222,288.18	15.56	208,945.21	671	79.82
6.000 - 6.499	307	60,820,861.15	28.48	198,113.55	665	80.51
6.500 - 6.999	296	53,159,580.65	24.89	179,593.18	677	81.91
7.000 - 7.499	232	39,569,990.45	18.53	170,560.30	677	83.83
7.500 - 7.999	51	8,897,571.93	4.17	174,462.19	661	84.82
8.000 - 8.499	33	5,201,460.00	2.44	157,620.00	641	92.53
8.500 - 8.999	11	1,860,685.00	0.87	169,153.18	631	90.21
9.000 - 9.499	3	453,350.00	0.21	151,116.67	609	97.79
10.000 - 10.499	1	204,182.00	0.10	204,182.00	668	95.00
12.000 - 12.499	1	226,002.00	0.11	226,002.00	638	90.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	11	2,356,999.99	1.10	214,272.73	646	46.05
50.01 - 55.00	5	544,300.00	0.25	108,860.00	639	53.82
55.01 - 60.00	8	1,497,673.08	0.70	187,209.14	648	59.37
60.01 - 65.00	12	2,177,260.00	1.02	181,438.33	684	64.19
65.01 - 70.00	47	8,637,765.45	4.04	183,782.24	663	69.58
70.01 - 75.00	49	10,061,209.36	4.71	205,330.80	667	74.10
75.01 - 80.00	670	123,971,881.97	58.05	185,032.66	673	79.82
80.01 - 85.00	44	9,236,861.00	4.33	209,928.66	657	84.43
85.01 - 90.00	167	32,593,201.59	15.26	195,168.87	674	89.73
90.01 - 95.00	94	16,531,976.60	7.74	175,872.09	679	94.82
95.01 - 100.00	34	5,939,468.00	2.78	174,690.24	626	99.72
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	4	321,250.00	0.15	80,312.50	657	82.34
Alaska	3	712,400.00	0.33	237,466.67	669	86.01
Arizona	106	19,710,241.93	9.23	185,945.68	645	82.52
Arkansas	2	180,400.00	0.08	90,200.00	651	95.00
California	134	35,448,499.55	16.60	264,541.04	662	78.31
Colorado	54	9,147,753.03	4.28	169,402.83	644	82.77
Connecticut	9	1,566,080.00	0.73	174,008.89	696	82.39
Delaware	3	435,977.06	0.20	145,325.69	709	80.00
District of Columbia	6	1,492,049.75	0.70	248,674.96	720	79.48
Florida	234	40,235,834.28	18.84	171,948.01	688	82.57
Georgia	45	6,785,115.31	3.18	150,780.34	647	86.27
Hawaii	6	1,927,550.00	0.90	321,258.33	656	82.13
Idaho	9	1,259,154.71	0.59	139,906.08	669	84.00
Illinois	66	12,743,323.05	5.97	193,080.65	667	82.62
Indiana	8	1,055,747.36	0.49	131,968.42	679	82.97
Iowa	3	371,180.00	0.17	123,726.67	675	82.35
Kansas	2	227,190.00	0.11	113,595.00	627	79.56
Kentucky	6	757,080.61	0.35	126,180.10	681	84.16

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Louisiana	2	137,600.00	0.06	68,800.00	645	75.52
Maine	3	432,695.00	0.20	144,231.67	635	80.00
Maryland	36	7,600,825.22	3.56	211,134.03	653	78.45
Massachusetts	20	4,268,019.21	2.00	213,400.96	683	80.05
Michigan	23	3,039,622.50	1.42	132,157.50	673	83.41
Minnesota	32	5,832,370.00	2.73	182,261.56	685	82.92
Missouri	19	2,451,042.00	1.15	129,002.21	676	84.39
Montana	4	689,105.00	0.32	172,276.25	659	85.57
Nebraska	1	88,000.00	0.04	88,000.00	627	80.00
Nevada	23	5,382,628.59	2.52	234,027.33	690	81.47
New Hampshire	3	554,400.00	0.26	184,800.00	701	83.90
New Jersey	29	6,867,165.42	3.22	236,798.81	688	81.13
New Mexico	3	415,800.00	0.19	138,600.00	670	82.38
New York	4	811,500.00	0.38	202,875.00	704	68.43
North Carolina	36	5,500,222.62	2.58	152,783.96	683	83.30
Ohio	23	3,273,885.97	1.53	142,342.87	669	85.77
Oklahoma	1	136,710.00	0.06	136,710.00	696	90.00
Oregon	11	1,718,637.51	0.80	156,239.77	661	83.96
Pennsylvania	14	1,704,485.71	0.80	121,748.98	698	83.82
Rhode Island	3	671,999.50	0.31	223,999.83	703	79.33
South Carolina	21	3,261,514.75	1.53	155,310.23	690	84.23
Tennessee	22	2,619,703.00	1.23	119,077.41	670	88.61
Texas	6	642,170.00	0.30	107,028.33	632	83.68
Utah	14	2,214,144.45	1.04	158,153.18	670	83.40
Vermont	1	126,000.00	0.06	126,000.00	771	80.00
Virginia	45	11,059,173.37	5.18	245,759.41	679	81.56
Washington	35	6,465,350.58	3.03	184,724.30	662	81.11
Wisconsin	6	945,480.00	0.44	157,580.00	634	86.34
Wyoming	1	261,520.00	0.12	261,520.00	653	80.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	325	66,539,960.08	31.16	204,738.34	655	80.61
Purchase	584	96,954,564.59	45.40	166,018.09	691	82.91
Rate/Term Refinance	232	50,054,072.37	23.44	215,750.31	651	81.31
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	465	77,622,349.10	36.35	166,929.78	710	81.35
Owner Occupied	660	132,862,302.87	62.22	201,306.52	647	82.09
Second Home	16	3,063,945.07	1.43	191,496.57	682	81.99
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PROPERTY TYPE						
PROPTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
CO-OP	1	348,650.00	0.16	348,650.00	747	95.00
Condo High-Rise	5	1,206,170.00	0.56	241,234.00	756	83.89
Condo Low-Rise	143	24,975,136.41	11.70	174,651.30	689	82.80
Mid-Rise Condo	5	1,176,262.00	0.55	235,252.40	743	85.90
PUD - Attached	31	5,795,284.03	2.71	186,944.65	662	85.05
PUD - Detached	176	36,910,422.50	17.28	209,718.31	662	82.18
Single Family - 1 Unit	652	117,984,698.67	55.25	180,958.13	663	81.67
Single Family - 2 to 4 Unit	118	23,668,693.43	11.08	200,582.15	698	79.71
Townhouse	10	1,483,280.00	0.69	148,328.00	676	80.87
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

DOCUMENTATION TYPE						
DOCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Full/Alternative	493	88,810,541.36	41.59	180,143.09	656	83.40
Stated/Limited	648	124,738,055.68	58.41	192,497.00	681	80.69
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

PREPAY PENALTY						
PP DESC	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
12M PP	90	19,476,155.73	9.12	216,401.73	688	81.48
24M PP	345	68,078,631.78	31.88	197,329.37	641	83.03
36M PP	224	37,863,312.26	17.73	169,032.64	692	81.25
No PP	455	83,131,422.57	38.93	182,706.42	680	81.33
Other	27	4,999,074.70	2.34	185,150.91	700	79.13
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

INDEX CODE						
INDEX	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
1 MO LIBOR	6	735,922.18	0.34	122,653.70	725	83.77
1 YR LIBOR - WSJ	160	27,427,938.44	12.84	171,424.62	709	84.31
1 YR TRSRY - CMT	12	2,349,147.00	1.10	195,762.25	699	84.38
6 MO LIBOR - FNMA	9	2,204,577.00	1.03	244,953.00	666	76.63
6 MO LIBOR - WSJ	753	144,621,083.43	67.72	192,059.87	667	82.34
6 MO TRSRY - CMT	1	210,400.00	0.10	210,400.00	769	80.00
FIXED	200	35,999,528.99	16.86	179,997.64	650	77.94
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

MAXIMUM MORTGAGE RATE						
MAX RATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 6.999	200	35,999,528.99	16.86	179,997.64	650	77.94
10.000 - 10.999	12	2,495,850.00	1.17	207,987.50	717	76.53
11.000 - 11.999	116	22,224,494.90	10.41	191,590.47	688	79.57

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12.000 - 12.999	396	77,302,742.53	36.20	195,208.95	679	81.28
13.000 - 13.999	323	58,139,571.92	27.23	179,998.67	673	83.88
14.000 - 14.999	69	12,663,465.47	5.93	183,528.49	644	87.79
15.000 - 15.999	21	3,889,359.23	1.82	185,207.58	615	92.62
16.000 - 16.999	3	607,582.00	0.28	202,527.33	608	89.93
18.000 +	1	226,002.00	0.11	226,002.00	638	90.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	6	735,922.18	0.34	122,653.70	725	83.77
04. March 2006	16	3,226,182.00	1.51	201,636.38	711	82.17
05. April 2006	7	1,479,884.00	0.69	211,412.00	722	83.95
07. July 2006	1	76,000.00	0.04	76,000.00	683	80.00
15. April 2007	2	390,376.07	0.18	195,188.04	702	80.00
16. May 2007	3	726,400.00	0.34	242,133.33	686	80.00
17. June 2007	11	2,126,273.93	1.00	193,297.63	680	79.50
18. July 2007	34	6,446,585.35	3.02	189,605.45	696	80.02
19. August 2007	21	4,346,496.58	2.04	206,976.03	648	88.28
20. September 2007	91	17,091,635.63	8.00	187,820.17	641	86.57
21. October 2007	312	63,269,761.04	29.63	202,787.70	644	82.08
22. November 2007	4	690,415.00	0.32	172,603.75	615	79.43
24. February 2008	1	217,000.00	0.10	217,000.00	677	95.00
25. April 2008	1	221,500.00	0.10	221,500.00	745	65.00
26. May 2008	1	132,916.23	0.06	132,916.23	624	86.00
27. June 2008	4	617,213.00	0.29	154,303.25	675	89.82
28. July 2008	5	854,484.00	0.40	170,896.80	735	79.07
29. August 2008	23	4,131,367.25	1.93	179,624.66	690	83.01
30. September 2008	109	18,779,923.95	8.79	172,292.88	712	81.92
31. October 2008	70	12,922,546.50	6.05	184,607.81	701	82.14
32. November 2008	1	151,200.00	0.07	151,200.00	651	80.00
33. August 2009	1	157,600.00	0.07	157,600.00	595	80.00
34. April 2010	1	204,881.71	0.10	204,881.71	705	95.00
35. May 2010	1	306,400.00	0.14	306,400.00	743	80.00
36. June 2010	7	936,086.04	0.44	133,726.58	708	73.92
37. July 2010	29	5,434,777.09	2.54	187,406.11	696	77.16
38. August 2010	33	6,085,194.48	2.85	184,399.83	694	82.32
39. September 2010	76	14,135,507.02	6.62	185,993.51	703	83.70
40. October 2010	39	6,211,144.00	2.91	159,260.10	702	84.58
42. June 2012	1	146,000.00	0.07	146,000.00	673	61.00
43. July 2012	2	432,800.00	0.20	216,400.00	693	80.00
44. August 2012	4	746,920.00	0.35	186,730.00	748	83.45
45. September 2012	5	645,900.00	0.30	129,180.00	725	90.16
46. October 2012	11	2,096,225.00	0.98	190,565.91	729	81.70
47. August 2015	3	551,050.00	0.26	183,683.33	752	89.49
48. September 2015	5	824,500.00	0.39	164,900.00	698	73.33
FIXED	200	35,999,528.99	16.86	179,997.64	650	77.94
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MARGIN						
MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	200	35,999,528.99	16.86	179,997.64	650	77.94
1.000 - 1.999	2	626,000.00	0.29	313,000.00	685	68.69
2.000 - 2.499	94	16,919,085.26	7.92	179,990.27	698	80.59
2.500 - 2.999	24	4,374,728.40	2.05	182,280.35	702	77.70
3.000 - 3.499	164	28,081,340.72	13.15	171,227.69	716	83.77
3.500 - 3.999	195	35,537,500.58	16.64	182,243.59	706	80.28
4.000 - 4.499	26	5,159,174.83	2.42	198,429.80	682	83.06
4.500 - 4.999	30	4,902,767.00	2.30	163,425.57	687	89.45
5.000 - 5.499	74	14,723,769.47	6.89	198,969.86	670	81.23
5.500 - 5.999	148	28,555,408.30	13.37	192,941.95	640	79.13
6.000 - 6.499	103	23,273,464.69	10.90	225,955.97	631	86.78
6.500 - 6.999	31	6,068,160.37	2.84	195,747.11	616	89.13
7.000 - 7.499	22	3,886,453.43	1.82	176,656.97	623	85.99
7.500 - 7.999	16	3,231,362.00	1.51	201,960.13	628	90.25
8.000 - 8.499	7	1,208,163.00	0.57	172,594.71	625	90.93
8.500 - 8.999	3	500,508.00	0.23	166,836.00	594	99.02
9.000 - 9.499	1	297,000.00	0.14	297,000.00	584	90.00
9.500 - 9.999	1	204,182.00	0.10	204,182.00	668	95.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

Back Ratio						
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	279	52,458,935.34	24.57	188,024.86	694	80.12
0.01 - 20.00	45	8,577,210.24	4.02	190,604.67	697	80.99
20.01 - 25.00	56	9,647,554.50	4.52	172,277.76	668	80.56
25.01 - 30.00	94	17,424,366.39	8.16	185,365.60	661	80.48
30.01 - 35.00	142	25,263,408.34	11.83	177,911.33	661	82.94
35.01 - 40.00	171	32,197,665.30	15.08	188,290.44	663	82.50
40.01 - 45.00	199	39,037,757.11	18.28	196,169.63	661	82.74
45.01 - 50.00	118	22,612,121.18	10.59	191,628.15	658	83.12
50.01 - 55.00	34	5,724,058.64	2.68	168,354.67	653	84.55
55.01 - 60.00	1	252,000.00	0.12	252,000.00	592	87.00
60.01 +	2	353,520.00	0.17	176,760.00	733	80.00
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

Only Zero DTI						
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	279	52,458,935.34	24.57	188,024.86	694	80.12
1 +	862	161,089,661.70	75.43	186,878.96	663	82.37
TOTAL	**1,141**	**213,548,597.04**	**100.00**	**187,159.16**	**671**	**81.82**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
1 +	884	314,619,656.35	100.00	355,904.59	82.13
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**82.13**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
520 - 539	1	338,300.00	0.11	338,300.00	85.00
540 - 559	1	451,500.00	0.14	451,500.00	70.00
560 - 579	5	1,916,899.99	0.61	383,380.00	84.82
580 - 599	37	12,615,109.54	4.01	340,948.91	85.48
600 - 619	38	15,530,953.29	4.94	408,709.30	87.32
620 - 639	168	53,531,233.05	17.01	318,638.29	82.70
640 - 659	155	51,529,633.80	16.38	332,449.25	82.35
660 - 679	104	42,728,529.82	13.58	410,851.25	82.64
680 - 699	127	48,101,089.53	15.29	378,748.74	79.75
700 - 719	68	25,708,724.62	8.17	378,069.48	81.06
720 - 739	65	21,198,834.65	6.74	326,135.92	81.78
740 - 759	60	20,904,691.61	6.64	348,411.53	82.35
760 +	55	20,064,156.45	6.38	364,802.84	79.96
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**82.13**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	19	1,417,871.00	0.45	74,624.79	672	84.52
100,001 - 200,000	178	28,219,596.02	8.97	158,537.06	676	83.85
200,001 - 300,000	189	46,775,991.33	14.87	247,492.02	668	82.08
300,001 - 400,000	179	62,861,494.60	19.98	351,181.53	673	83.07
400,001 - 500,000	162	72,263,937.77	22.97	446,073.69	673	82.16
500,001 - 600,000	87	47,681,607.91	15.16	548,064.46	686	82.66
600,001 - 700,000	37	23,974,255.12	7.62	647,952.84	669	83.24
700,001 - 800,000	15	11,045,027.60	3.51	736,335.17	663	84.60
800,001 - 900,000	5	4,341,000.00	1.38	868,200.00	675	75.89
900,001 - 1,000,000	4	3,794,900.00	1.21	948,725.00	687	77.20
1,000,001 - 1,100,000	2	2,072,000.00	0.66	1,036,000.00	671	70.00
1,200,001 - 1,300,000	3	3,711,250.00	1.18	1,237,083.33	698	73.35
1,300,001 - 1,400,000	2	2,705,725.00	0.86	1,352,862.50	691	75.00
1,700,001 - 1,800,000	1	1,755,000.00	0.56	1,755,000.00	692	65.00
2,000,000 +	1	2,000,000.00	0.64	2,000,000.00	690	63.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	1	543,750.00	0.17	543,750.00	732	75.00
4.000 - 4.499	1	346,972.00	0.11	346,972.00	801	80.00
4.500 - 4.999	1	850,500.00	0.27	850,500.00	715	70.00
5.000 - 5.499	14	6,280,087.13	2.00	448,577.65	709	80.60
5.500 - 5.999	109	39,665,540.62	12.61	363,904.04	694	80.20

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
6.000 - 6.499	189	67,966,104.20	21.60	359,609.02	676	82.04
6.500 - 6.999	255	91,122,846.43	28.96	357,344.50	684	81.17
7.000 - 7.499	150	48,352,852.37	15.37	322,352.35	663	81.90
7.500 - 7.999	112	43,068,015.59	13.69	384,535.85	655	84.16
8.000 - 8.499	28	9,454,002.00	3.00	337,642.93	651	86.80
8.500 - 8.999	16	4,169,990.01	1.33	260,624.38	636	90.59
9.000 - 9.499	6	2,047,050.00	0.65	341,175.00	632	96.04
9.500 - 9.999	1	403,600.00	0.13	403,600.00	585	95.00
11.000 - 11.499	1	348,346.00	0.11	348,346.00	625	95.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	1	543,750.00	0.17	543,750.00	732	75.00
3.500 - 3.999	1	346,972.00	0.11	346,972.00	801	80.00
4.000 - 4.499	1	850,500.00	0.27	850,500.00	715	70.00
4.500 - 4.999	11	4,884,237.13	1.55	444,021.56	683	80.17
5.000 - 5.499	81	30,487,831.62	9.69	376,392.98	697	80.82
5.500 - 5.999	181	67,437,391.84	21.43	372,582.28	678	81.85
6.000 - 6.499	257	90,556,584.17	28.78	352,360.25	682	81.35
6.500 - 6.999	177	56,620,184.00	18.00	319,888.05	665	81.86
7.000 - 7.499	112	42,406,861.49	13.48	378,632.69	661	83.69
7.500 - 7.999	40	13,962,701.06	4.44	349,067.53	657	84.97
8.000 - 8.499	13	3,923,797.04	1.25	301,830.54	627	89.42
8.500 - 8.999	7	1,846,900.00	0.59	263,842.86	649	95.00
9.000 - 9.499	1	403,600.00	0.13	403,600.00	585	95.00
10.500 - 10.999	1	348,346.00	0.11	348,346.00	625	95.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	2	544,650.00	0.17	272,325.00	724	44.72
55.01 - 60.00	3	1,516,200.00	0.48	505,400.00	640	58.04
60.01 - 65.00	11	7,418,640.63	2.36	674,421.88	680	63.74
65.01 - 70.00	23	11,920,156.91	3.79	518,267.69	665	69.79
70.01 - 75.00	25	14,436,942.12	4.59	577,477.68	688	74.47
75.01 - 80.00	558	186,365,380.42	59.24	333,988.14	682	79.89
80.01 - 85.00	31	12,378,806.99	3.93	399,316.35	648	84.73
85.01 - 90.00	108	40,321,412.69	12.82	373,346.41	658	89.82
90.01 - 95.00	112	35,977,266.59	11.44	321,225.59	663	94.87
95.01 - 100.00	11	3,740,200.00	1.19	340,018.18	651	99.74
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	1	231,200.00	0.07	231,200.00	583	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Arizona	83	23,398,988.44	7.44	281,915.52	657	82.92
California	290	132,113,823.16	41.99	455,564.91	678	81.40
Colorado	16	3,474,071.25	1.10	217,129.45	667	85.15
Connecticut	7	2,986,810.92	0.95	426,687.27	688	79.64
District of Columbia	8	5,870,500.00	1.87	733,812.50	711	75.51
Florida	146	36,867,683.58	11.72	252,518.38	673	84.19
Georgia	20	5,539,115.05	1.76	276,955.75	657	85.17
Hawaii	3	1,311,200.00	0.42	437,066.67	641	80.00
Idaho	2	448,655.00	0.14	224,327.50	711	90.32
Illinois	27	9,239,561.33	2.94	342,205.98	667	84.84
Indiana	3	497,476.00	0.16	165,825.33	632	80.00
Kentucky	1	162,653.63	0.05	162,653.63	686	90.00
Maryland	24	10,455,070.44	3.32	435,627.94	656	82.80
Massachusetts	26	7,930,081.87	2.52	305,003.15	688	80.67
Michigan	8	2,471,200.00	0.79	308,900.00	640	76.93
Minnesota	14	5,782,967.72	1.84	413,069.12	677	79.17
Mississippi	1	130,639.00	0.04	130,639.00	701	80.00
Missouri	3	328,900.00	0.10	109,633.33	642	79.20
Nevada	22	6,568,027.57	2.09	298,546.71	697	81.44
New Hampshire	1	585,000.00	0.19	585,000.00	752	78.00
New Jersey	27	9,470,842.52	3.01	350,771.95	677	82.81
New Mexico	1	150,400.00	0.05	150,400.00	621	80.00
New York	16	8,535,440.00	2.71	533,465.00	670	77.11
North Carolina	6	848,391.00	0.27	141,398.50	658	90.23
Ohio	9	1,538,470.00	0.49	170,941.11	635	84.59
Oregon	11	2,621,640.53	0.83	238,330.96	667	81.63
Pennsylvania	11	3,756,680.13	1.19	341,516.38	667	86.37
Rhode Island	1	234,800.00	0.07	234,800.00	689	80.00
South Carolina	10	3,221,938.12	1.02	322,193.81	703	83.96
Tennessee	3	657,211.00	0.21	219,070.33	677	86.75
Texas	11	3,079,790.00	0.98	279,980.91	671	80.20
Utah	13	3,179,885.00	1.01	244,606.54	689	84.48
Virginia	49	18,362,948.09	5.84	374,754.04	679	84.24
Washington	6	1,917,335.00	0.61	319,555.83	655	81.29
Wisconsin	4	650,260.00	0.21	162,565.00	702	83.29
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	100	51,368,132.62	16.33	513,681.33	657	79.50
Purchase	713	225,655,229.73	71.72	316,487.00	681	82.56
Rate/Term Refinance	71	37,596,294.00	11.95	529,525.27	659	83.10
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	51	22,985,547.53	7.31	450,697.01	700	76.81
Owner Occupied	773	277,080,470.09	88.07	358,448.21	671	82.56
Second Home	60	14,553,638.73	4.63	242,560.65	700	82.30
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
CO-OP	1	404,000.00	0.13	404,000.00	759	80.00
Condo High-Rise	7	2,463,020.00	0.78	351,860.00	666	79.39
Condo Low-Rise	97	23,969,910.92	7.62	247,112.48	686	84.07
Mid-Rise Condo	5	1,141,000.00	0.36	228,200.00	697	83.96
PUD - Attached	26	8,060,155.00	2.56	310,005.96	685	83.76
PUD - Detached	195	66,413,240.50	21.11	340,580.72	672	82.36
Single Family - 1 Unit	485	182,489,709.16	58.00	376,267.44	672	82.29
Single Family - 2 to 4 Unit	60	24,237,923.85	7.70	403,965.40	683	79.53
Townhouse	8	5,440,696.92	1.73	680,087.12	703	75.42
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

DOCUMENTATION TYPE

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	273	97,283,463.02	30.92	356,349.68	654	83.95
Stated/Limited	611	217,336,193.33	69.08	355,705.72	684	81.31
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

PREPAY PENALTY

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	95	34,549,114.62	10.98	363,674.89	681	82.17
24M PP	287	109,221,698.03	34.72	380,563.41	659	83.55
36M PP	121	37,650,756.32	11.97	311,163.28	695	81.58
60M PP	23	6,299,577.98	2.00	273,894.69	680	79.66
No PP	349	122,619,191.81	38.97	351,344.39	679	81.29
Other	9	4,279,317.59	1.36	475,479.73	704	77.83
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

INDEX CODE

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	1	543,750.00	0.17	543,750.00	732	75.00
1 YR LIBOR - WSJ	68	21,299,776.63	6.77	313,232.01	697	85.09
1 YR TRSRY - CMT	15	7,612,217.00	2.42	507,481.13	678	73.98
6 MO LIBOR - FNMA	9	2,355,156.00	0.75	261,684.00	666	80.00
6 MO LIBOR - WSJ	645	242,117,356.85	76.96	375,375.75	676	82.52
6 MO TRSRY - CMT	1	424,000.00	0.13	424,000.00	726	80.00
FIXED	145	40,267,399.87	12.80	277,706.21	654	79.99
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

MAXIMUM MORTGAGE RATE

MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	145	40,267,399.87	12.80	277,706.21	654	79.99
9.000 - 9.999	1	531,250.00	0.17	531,250.00	620	85.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
10.000 - 10.999	25	8,303,077.62	2.64	332,123.10	724	77.88
11.000 - 11.999	132	49,035,597.79	15.59	371,481.80	693	80.93
12.000 - 12.999	314	119,513,573.14	37.99	380,616.47	683	81.88
13.000 - 13.999	191	71,061,197.06	22.59	372,048.15	671	82.99
14.000 - 14.999	55	18,977,634.86	6.03	345,047.91	635	86.04
15.000 - 15.999	17	5,418,180.01	1.72	318,716.47	631	91.86
16.000 - 16.999	3	1,163,400.00	0.37	387,800.00	596	94.69
17.000 - 17.999	1	348,346.00	0.11	348,346.00	625	95.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	1	543,750.00	0.17	543,750.00	732	75.00
02. January 2006	4	1,937,471.99	0.62	484,368.00	721	75.61
03. February 2006	2	608,850.00	0.19	304,425.00	683	95.00
04. March 2006	16	5,799,042.91	1.84	362,440.18	713	79.37
05. April 2006	11	3,540,680.00	1.13	321,880.00	693	86.90
06. May 2006	1	404,000.00	0.13	404,000.00	759	80.00
09. September 2006	2	892,800.00	0.28	446,400.00	703	80.00
10. October 2006	1	544,000.00	0.17	544,000.00	691	80.00
13. February 2007	1	555,750.00	0.18	555,750.00	679	95.00
15. April 2007	1	691,591.02	0.22	691,591.02	634	80.00
16. May 2007	3	1,371,438.77	0.44	457,146.26	683	87.07
17. June 2007	7	1,789,667.09	0.57	255,666.73	666	84.23
18. July 2007	29	9,096,204.51	2.89	313,662.22	686	82.44
19. August 2007	17	7,726,179.85	2.46	454,481.17	678	86.69
20. September 2007	67	24,919,185.53	7.92	371,928.14	660	83.16
21. October 2007	287	111,332,775.00	35.39	387,919.08	660	83.25
22. November 2007	6	1,769,200.00	0.56	294,866.67	623	82.72
23. December 2007	1	416,000.00	0.13	416,000.00	711	95.00
26. May 2008	1	335,200.00	0.11	335,200.00	689	80.00
28. July 2008	13	3,218,482.01	1.02	247,575.54	746	77.39
29. August 2008	10	3,531,548.63	1.12	353,154.86	703	81.14
30. September 2008	83	28,735,933.50	9.13	346,216.07	689	82.11
31. October 2008	34	12,017,653.47	3.82	353,460.40	692	83.60
33. August 2009	1	367,000.00	0.12	367,000.00	601	93.00
36. June 2010	2	961,550.00	0.31	480,775.00	729	78.78
37. July 2010	26	8,678,982.83	2.76	333,807.03	720	79.60
38. August 2010	18	6,135,612.45	1.95	340,867.36	710	82.00
39. September 2010	45	15,669,336.92	4.98	348,207.49	691	80.50
40. October 2010	16	5,087,510.00	1.62	317,969.38	685	86.61
43. July 2012	1	275,000.00	0.09	275,000.00	672	60.00
44. August 2012	4	2,602,650.00	0.83	650,662.50	693	64.63
45. September 2012	4	2,174,760.00	0.69	543,690.00	686	76.23
46. October 2012	4	1,101,400.00	0.35	275,350.00	667	92.55
47. August 2015	1	440,000.00	0.14	440,000.00	767	80.00
48. September 2015	18	8,621,050.00	2.74	478,947.22	712	78.45
49. October 2015	1	460,000.00	0.15	460,000.00	747	80.00
FIXED	145	40,267,399.87	12.80	277,706.21	654	79.99
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MARGIN

MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	145	40,267,399.87	12.80	277,706.21	654	79.99
1.000 - 1.999	3	1,066,972.00	0.34	355,657.33	766	80.00
2.000 - 2.499	86	37,748,739.83	12.00	438,938.84	703	76.88
2.500 - 2.999	51	19,037,812.78	6.05	373,290.45	695	79.10
3.000 - 3.499	96	31,075,000.76	9.88	323,697.92	705	82.69
3.500 - 3.999	118	37,902,682.87	12.05	321,209.18	693	82.00
4.000 - 4.499	20	5,905,310.87	1.88	295,265.54	701	80.34
4.500 - 4.999	17	6,409,791.02	2.04	377,046.53	682	87.64
5.000 - 5.499	54	19,236,445.00	6.11	356,230.46	671	81.84
5.500 - 5.999	150	58,723,288.94	18.66	391,488.59	666	82.01
6.000 - 6.499	98	42,184,524.50	13.41	430,454.33	642	86.95
6.500 - 6.999	20	6,889,336.00	2.19	344,466.80	658	88.12
7.000 - 7.499	12	4,341,564.87	1.38	361,797.07	625	91.20
7.500 - 7.999	3	671,000.00	0.21	223,666.67	596	86.33
8.000 - 8.499	5	1,031,040.00	0.33	206,208.00	641	93.15
8.500 - 8.999	5	1,763,347.04	0.56	352,669.41	582	91.95
9.000 - 9.499	1	365,400.00	0.12	365,400.00	597	90.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	218	71,221,222.07	22.64	326,702.85	686	82.01
0.01 - 20.00	25	7,886,443.33	2.51	315,457.73	657	84.85
20.01 - 25.00	45	15,292,110.50	4.86	339,824.68	672	82.99
25.01 - 30.00	86	30,144,620.53	9.58	350,518.84	668	81.54
30.01 - 35.00	115	43,489,732.53	13.82	378,171.59	672	82.59
35.01 - 40.00	138	48,969,102.67	15.56	354,848.57	676	81.41
40.01 - 45.00	153	58,489,232.75	18.59	382,282.57	675	81.83
45.01 - 50.00	92	33,412,764.95	10.62	363,182.23	671	82.87
50.01 - 55.00	9	4,032,427.02	1.28	448,047.45	631	82.37
55.01 - 60.00	2	1,032,000.00	0.33	516,000.00	616	84.89
60.01 +	1	650,000.00	0.21	650,000.00	723	74.00
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	218	71,221,222.07	22.64	326,702.85	686	82.01
1 +	666	243,398,434.28	77.36	365,463.11	671	82.16
TOTAL	**884**	**314,619,656.35**	**100.00**	**355,904.59**	**675**	**82.13**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE					
FICO SCORE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg LOAN TO VALUE**
0 - 0	1	86,250.00	0.02	86,250.00	75.00
1 +	2,024	528,082,003.39	99.98	260,910.08	82.00
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**82.00**

FICO SCORE					
FICO SCORE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg LOAN TO VALUE**
- 0	1	86,250.00	0.02	86,250.00	75.00
520 - 539	1	338,300.00	0.06	338,300.00	85.00
540 - 559	2	588,500.00	0.11	294,250.00	75.12
560 - 579	9	2,551,949.99	0.48	283,550.00	85.33
580 - 599	120	27,327,941.61	5.17	227,732.85	83.67
600 - 619	136	34,891,492.04	6.61	256,555.09	85.55
620 - 639	346	87,172,601.86	16.50	251,943.94	81.78
640 - 659	345	90,947,056.71	17.22	263,614.66	81.46
660 - 679	225	64,490,506.20	12.21	286,624.47	82.81
680 - 699	253	70,752,400.67	13.40	279,653.76	80.51
700 - 719	171	44,385,604.32	8.40	259,564.94	81.40
720 - 739	143	35,471,398.71	6.72	248,051.74	81.70
740 - 759	139	33,974,779.83	6.43	244,422.88	82.61
760 +	134	35,189,471.45	6.66	262,608.00	80.97
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**82.00**

ORIGINAL BALANCE						
ORIGINAL BALANCE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 100,000	140	10,933,597.32	2.07	78,097.12	674	81.71
100,001 - 200,000	770	116,608,358.53	22.08	151,439.43	675	82.53
200,001 - 300,000	490	120,386,223.80	22.79	245,686.17	666	82.01
300,001 - 400,000	305	104,363,370.34	19.76	342,174.98	672	82.29
400,001 - 500,000	162	72,263,937.77	13.68	446,073.69	673	82.16
500,001 - 600,000	88	48,213,607.91	9.13	547,881.91	687	82.63
600,001 - 700,000	37	23,974,255.12	4.54	647,952.84	669	83.24
700,001 - 800,000	15	11,045,027.60	2.09	736,335.17	663	84.60
800,001 - 900,000	5	4,341,000.00	0.82	868,200.00	675	75.89
900,001 - 1,000,000	4	3,794,900.00	0.72	948,725.00	687	77.20
1,000,001 - 1,100,000	2	2,072,000.00	0.39	1,036,000.00	671	70.00
1,200,001 - 1,300,000	3	3,711,250.00	0.70	1,237,083.33	698	73.35
1,300,001 - 1,400,000	2	2,705,725.00	0.51	1,352,862.50	691	75.00
1,700,001 - 1,800,000	1	1,755,000.00	0.33	1,755,000.00	692	65.00
2,000,000 +	1	2,000,000.00	0.38	2,000,000.00	690	63.00
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

ORIGINAL RATE						
CURRENT GROSS COUPON	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 3.999	3	700,794.58	0.13	233,598.19	735	76.12
4.000 - 4.499	1	346,972.00	0.07	346,972.00	801	80.00
4.500 - 4.999	1	850,500.00	0.16	850,500.00	715	70.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
5.000 - 5.499	18	7,047,387.13	1.33	391,521.51	704	79.16
5.500 - 5.999	174	53,589,848.76	10.15	307,987.64	691	79.96
6.000 - 6.499	363	104,380,570.82	19.76	287,549.78	674	80.94
6.500 - 6.999	596	157,174,853.36	29.76	263,716.20	677	80.94
7.000 - 7.499	419	95,626,154.73	18.11	228,224.71	671	82.38
7.500 - 7.999	317	78,487,929.58	14.86	247,595.99	660	83.98
8.000 - 8.499	65	15,589,384.42	2.95	239,836.68	654	86.74
8.500 - 8.999	43	8,645,643.01	1.64	201,061.47	635	92.20
9.000 - 9.499	18	3,990,585.00	0.76	221,699.17	634	93.28
9.500 - 9.999	4	959,100.00	0.18	239,775.00	587	97.39
10.500 - 10.999	1	204,182.00	0.04	204,182.00	668	95.00
11.000 - 11.499	1	348,346.00	0.07	348,346.00	625	95.00
12.500 - 12.999	1	226,002.00	0.04	226,002.00	638	90.00
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	3	700,794.58	0.13	233,598.19	735	76.12
3.500 - 3.999	1	346,972.00	0.07	346,972.00	801	80.00
4.000 - 4.499	1	850,500.00	0.16	850,500.00	715	70.00
4.500 - 4.999	14	5,476,537.13	1.04	391,181.22	681	78.51
5.000 - 5.499	123	39,671,112.72	7.51	322,529.37	692	80.10
5.500 - 5.999	340	100,659,680.02	19.06	296,057.88	676	81.18
6.000 - 6.499	564	151,377,445.32	28.66	268,399.73	675	81.01
6.500 - 6.999	473	109,779,764.65	20.78	232,092.53	671	81.89
7.000 - 7.499	344	81,976,851.94	15.52	238,304.80	669	83.76
7.500 - 7.999	91	22,860,272.99	4.33	251,211.79	659	84.91
8.000 - 8.499	46	9,125,257.04	1.73	198,375.15	635	91.19
8.500 - 8.999	18	3,707,585.00	0.70	205,976.94	640	92.60
9.000 - 9.499	4	856,950.00	0.16	214,237.50	598	96.48
10.000 - 10.499	1	204,182.00	0.04	204,182.00	668	95.00
10.500 - 10.999	1	348,346.00	0.07	348,346.00	625	95.00
12.000 - 12.499	1	226,002.00	0.04	226,002.00	638	90.00
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	13	2,901,649.99	0.55	223,203.85	660	45.80
50.01 - 55.00	5	544,300.00	0.10	108,860.00	639	53.82
55.01 - 60.00	11	3,013,873.08	0.57	273,988.46	644	58.70
60.01 - 65.00	23	9,595,900.63	1.82	417,213.07	681	63.85
65.01 - 70.00	70	20,557,922.36	3.89	293,684.61	664	69.70
70.01 - 75.00	74	24,498,151.48	4.64	331,056.10	680	74.32
75.01 - 80.00	1,228	310,337,262.39	58.76	252,717.64	679	79.86
80.01 - 85.00	75	21,615,667.99	4.09	288,208.91	652	84.60
85.01 - 90.00	275	72,914,614.28	13.81	265,144.05	665	89.78
90.01 - 95.00	206	52,509,243.19	9.94	254,899.24	668	94.86
95.01 - 100.00	45	9,679,668.00	1.83	215,103.73	636	99.73
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE						
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	5	552,450.00	0.10	110,490.00	626	81.36
Alaska	3	712,400.00	0.13	237,466.67	669	86.01
Arizona	189	43,109,230.37	8.16	228,091.17	651	82.74
Arkansas	2	180,400.00	0.03	90,200.00	651	95.00
California	424	167,562,322.71	31.73	395,194.16	675	80.75
Colorado	70	12,621,824.28	2.39	180,311.78	651	83.43
Connecticut	16	4,552,890.92	0.86	284,555.68	691	80.59
Delaware	3	435,977.06	0.08	145,325.69	709	80.00
District of Columbia	14	7,362,549.75	1.39	525,896.41	713	76.32
Florida	380	77,103,517.86	14.60	202,903.99	681	83.34
Georgia	65	12,324,230.36	2.33	189,603.54	651	85.78
Hawaii	9	3,238,750.00	0.61	359,861.11	650	81.27
Idaho	11	1,707,809.71	0.32	155,255.43	680	85.66
Illinois	93	21,982,884.38	4.16	236,375.10	667	83.55
Indiana	11	1,553,223.36	0.29	141,202.12	664	82.02
Iowa	3	371,180.00	0.07	123,726.67	675	82.35
Kansas	2	227,190.00	0.04	113,595.00	627	79.56
Kentucky	7	919,734.24	0.17	131,390.61	682	85.19
Louisiana	2	137,600.00	0.03	68,800.00	645	75.52
Maine	3	432,695.00	0.08	144,231.67	635	80.00
Maryland	60	18,055,895.66	3.42	300,931.59	655	80.97
Massachusetts	46	12,198,101.08	2.31	265,176.11	686	80.45
Michigan	31	5,510,822.50	1.04	177,768.47	658	80.51
Minnesota	46	11,615,337.72	2.20	252,507.34	681	81.05
Mississippi	1	130,639.00	0.02	130,639.00	701	80.00
Missouri	22	2,779,942.00	0.53	126,361.00	672	83.77
Montana	4	689,105.00	0.13	172,276.25	659	85.57
Nebraska	1	88,000.00	0.02	88,000.00	627	80.00
Nevada	45	11,950,656.16	2.26	265,570.14	694	81.45
New Hampshire	4	1,139,400.00	0.22	284,850.00	727	80.87
New Jersey	56	16,338,007.94	3.09	291,750.14	682	82.10
New Mexico	4	566,200.00	0.11	141,550.00	657	81.75
New York	20	9,346,940.00	1.77	467,347.00	673	76.35
North Carolina	42	6,348,613.62	1.20	151,157.47	680	84.22
Ohio	32	4,812,355.97	0.91	150,386.12	658	85.39
Oklahoma	1	136,710.00	0.03	136,710.00	696	90.00
Oregon	22	4,340,278.04	0.82	197,285.37	665	82.55
Pennsylvania	25	5,461,165.84	1.03	218,446.63	676	85.57
Rhode Island	4	906,799.50	0.17	226,699.88	699	79.51
South Carolina	31	6,483,452.87	1.23	209,143.64	697	84.10
Tennessee	25	3,276,914.00	0.62	131,076.56	671	88.23
Texas	17	3,721,960.00	0.70	218,938.82	664	80.80
Utah	27	5,394,029.45	1.02	199,778.87	681	84.04
Vermont	1	126,000.00	0.02	126,000.00	771	80.00
Virginia	94	29,422,121.46	5.57	313,001.29	679	83.23
Washington	41	8,382,685.58	1.59	204,455.75	661	81.16
Wisconsin	10	1,595,740.00	0.30	159,574.00	662	85.10
Wyoming	1	261,520.00	0.05	261,520.00	653	80.00
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

LOAN PURPOSE						
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	425	117,908,092.70	22.32	277,430.81	656	80.13

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Purchase	1,297	322,609,794.32	61.08	248,735.38	684	82.67
Rate/Term Refinance	303	87,650,366.37	16.60	289,275.14	654	82.08
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	516	100,607,896.63	19.05	194,976.54	707	80.31
Owner Occupied	1,433	409,942,772.96	77.62	286,073.11	664	82.41
Second Home	76	17,617,583.80	3.34	231,810.31	697	82.25
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
CO-OP	2	752,650.00	0.14	376,325.00	753	86.95
Condo High-Rise	12	3,669,190.00	0.69	305,765.83	695	80.87
Condo Low-Rise	240	48,945,047.33	9.27	203,937.70	687	83.42
Mid-Rise Condo	10	2,317,262.00	0.44	231,726.20	720	84.94
PUD - Attached	57	13,855,439.03	2.62	243,077.88	675	84.30
PUD - Detached	371	103,323,663.00	19.56	278,500.44	668	82.29
Single Family - 1 Unit	1,137	300,474,407.83	56.89	264,269.49	668	82.05
Single Family - 2 to 4 Unit	178	47,906,617.28	9.07	269,138.30	690	79.62
Townhouse	18	6,923,976.92	1.31	384,665.38	697	76.59
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

DOCUMENTATION TYPE

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	766	186,094,004.38	35.23	242,942.56	655	83.69
Stated/Limited	1,259	342,074,249.01	64.77	271,703.14	683	81.08
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

PREPAY PENALTY

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	185	54,025,270.35	10.23	292,028.49	683	81.92
24M PP	632	177,300,329.81	33.57	280,538.50	652	83.35
36M PP	345	75,514,068.58	14.30	218,881.36	693	81.41
60M PP	23	6,299,577.98	1.19	273,894.69	680	79.66
No PP	804	205,750,614.38	38.96	255,908.72	679	81.30
Other	36	9,278,392.29	1.76	257,733.12	702	78.53
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

INDEX CODE						
INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	7	1,279,672.18	0.24	182,810.31	728	80.04
1 YR LIBOR - WSJ	228	48,727,715.07	9.23	213,718.05	704	84.65
1 YR TRSRY - CMT	27	9,961,364.00	1.89	368,939.41	683	76.43
6 MO LIBOR - FNMA	18	4,559,733.00	0.86	253,318.50	666	78.37
6 MO LIBOR - WSJ	1,398	386,738,440.28	73.22	276,636.94	673	82.45
6 MO TRSRY - CMT	2	634,400.00	0.12	317,200.00	740	80.00
FIXED	345	76,266,928.86	14.44	221,063.56	652	79.02
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	345	76,266,928.86	14.44	221,063.56	652	79.02
9.000 - 9.999	1	531,250.00	0.10	531,250.00	620	85.00
10.000 - 10.999	37	10,798,927.62	2.04	291,862.91	722	77.57
11.000 - 11.999	248	71,260,092.69	13.49	287,339.08	692	80.51
12.000 - 12.999	710	196,816,315.67	37.26	277,206.08	681	81.65
13.000 - 13.999	514	129,200,768.98	24.46	251,363.36	672	83.39
14.000 - 14.999	124	31,641,100.33	5.99	255,170.16	639	86.74
15.000 - 15.999	38	9,307,539.24	1.76	244,935.24	624	92.18
16.000 - 16.999	6	1,770,982.00	0.34	295,163.67	600	93.06
17.000 - 17.999	1	348,346.00	0.07	348,346.00	625	95.00
18.000 +	1	226,002.00	0.04	226,002.00	638	90.00
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	7	1,279,672.18	0.24	182,810.31	728	80.04
02. January 2006	4	1,937,471.99	0.37	484,368.00	721	75.61
03. February 2006	2	608,850.00	0.12	304,425.00	683	95.00
04. March 2006	32	9,025,224.91	1.71	282,038.28	712	80.37
05. April 2006	18	5,020,564.00	0.95	278,920.22	702	86.03
06. May 2006	1	404,000.00	0.08	404,000.00	759	80.00
07. July 2006	1	76,000.00	0.01	76,000.00	683	80.00
09. September 2006	2	892,800.00	0.17	446,400.00	703	80.00
10. October 2006	1	544,000.00	0.10	544,000.00	691	80.00
13. February 2007	1	555,750.00	0.11	555,750.00	679	95.00
15. April 2007	3	1,081,967.09	0.20	360,655.70	659	80.00
16. May 2007	6	2,097,838.77	0.40	349,639.80	684	84.62
17. June 2007	18	3,915,941.02	0.74	217,552.28	674	81.66
18. July 2007	63	15,542,789.86	2.94	246,710.95	691	81.43
19. August 2007	38	12,072,676.43	2.29	317,702.01	667	87.26
20. September 2007	158	42,010,821.16	7.95	265,891.27	652	84.55
21. October 2007	599	174,602,536.04	33.06	291,490.04	654	82.82
22. November 2007	10	2,459,615.00	0.47	245,961.50	621	81.80
23. December 2007	1	416,000.00	0.08	416,000.00	711	95.00
24. February 2008	1	217,000.00	0.04	217,000.00	677	95.00
25. April 2008	1	221,500.00	0.04	221,500.00	745	65.00
26. May 2008	2	468,116.23	0.09	234,058.12	671	81.70
27. June 2008	4	617,213.00	0.12	154,303.25	675	89.82
28. July 2008	18	4,072,966.01	0.77	226,275.89	744	77.74

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NEXT RATE ADJUST DATE

NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
29. August 2008	33	7,662,915.88	1.45	232,209.57	696	82.15
30. September 2008	192	47,515,857.45	9.00	247,478.42	698	82.03
31. October 2008	104	24,940,199.97	4.72	239,809.62	697	82.84
32. November 2008	1	151,200.00	0.03	151,200.00	651	80.00
33. August 2009	2	524,600.00	0.10	262,300.00	599	89.09
34. April 2010	1	204,881.71	0.04	204,881.71	705	95.00
35. May 2010	1	306,400.00	0.06	306,400.00	743	80.00
36. June 2010	9	1,897,636.04	0.36	210,848.45	719	76.38
37. July 2010	55	14,113,759.92	2.67	256,613.82	711	78.66
38. August 2010	51	12,220,806.93	2.31	239,623.67	702	82.16
39. September 2010	121	29,804,843.94	5.64	246,321.02	697	82.02
40. October 2010	55	11,298,654.00	2.14	205,430.07	694	85.49
42. June 2012	1	146,000.00	0.03	146,000.00	673	61.00
43. July 2012	3	707,800.00	0.13	235,933.33	685	72.23
44. August 2012	8	3,349,570.00	0.63	418,696.25	705	68.83
45. September 2012	9	2,820,660.00	0.53	313,406.67	695	79.42
46. October 2012	15	3,197,625.00	0.61	213,175.00	708	85.44
47. August 2015	4	991,050.00	0.19	247,762.50	758	85.28
48. September 2015	23	9,445,550.00	1.79	410,676.09	711	78.00
49. October 2015	1	460,000.00	0.09	460,000.00	747	80.00
FIXED	345	76,266,928.86	14.44	221,063.56	652	79.02
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

MARGIN

MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	345	76,266,928.86	14.44	221,063.56	652	79.02
1.000 - 1.999	5	1,692,972.00	0.32	338,594.40	736	75.82
2.000 - 2.499	180	54,667,825.09	10.35	303,710.14	701	78.03
2.500 - 2.999	75	23,412,541.18	4.43	312,167.22	696	78.84
3.000 - 3.499	260	59,156,341.48	11.20	227,524.39	710	83.20
3.500 - 3.999	313	73,440,183.45	13.90	234,633.17	700	81.17
4.000 - 4.499	46	11,064,485.70	2.09	240,532.30	692	81.61
4.500 - 4.999	47	11,312,558.02	2.14	240,692.72	684	88.42
5.000 - 5.499	128	33,960,214.47	6.43	265,314.18	671	81.58
5.500 - 5.999	298	87,278,697.24	16.52	292,881.53	658	81.07
6.000 - 6.499	201	65,457,989.19	12.39	325,661.64	638	86.89
6.500 - 6.999	51	12,957,496.37	2.45	254,068.56	638	88.59
7.000 - 7.499	34	8,228,018.30	1.56	242,000.54	624	88.74
7.500 - 7.999	19	3,902,362.00	0.74	205,387.47	623	89.58
8.000 - 8.499	12	2,239,203.00	0.42	186,600.25	632	91.96
8.500 - 8.999	8	2,263,855.04	0.43	282,981.88	584	93.51
9.000 - 9.499	2	662,400.00	0.13	331,200.00	591	90.00
9.500 - 9.999	1	204,182.00	0.04	204,182.00	668	95.00
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	497	123,680,157.41	23.42	248,853.44	689	81.21
0.01 - 20.00	70	16,463,653.57	3.12	235,195.05	677	82.84
20.01 - 25.00	101	24,939,665.00	4.72	246,927.38	671	82.05

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
25.01 - 30.00	180	47,568,986.92	9.01	264,272.15	665	81.15
30.01 - 35.00	257	68,753,140.87	13.02	267,521.95	668	82.72
35.01 - 40.00	309	81,166,767.97	15.37	262,675.62	670	81.84
40.01 - 45.00	352	97,526,989.86	18.47	277,065.31	670	82.20
45.01 - 50.00	210	56,024,886.13	10.61	266,785.17	665	82.97
50.01 - 55.00	43	9,756,485.66	1.85	226,895.02	644	83.65
55.01 - 60.00	3	1,284,000.00	0.24	428,000.00	611	85.31
60.01 +	3	1,003,520.00	0.19	334,506.67	727	76.11
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	497	123,680,157.41	23.42	248,853.44	689	81.21
1 +	1,528	404,488,095.98	76.58	264,717.34	668	82.24
TOTAL	**2,025**	**528,168,253.39**	**100.00**	**260,823.83**	**673**	**82.00**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: IO_FLAG='YES'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

SILENT 2ND CLTV						
SS LTV	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg SS LTV**
- 50.00	48	8,570,806.97	1.62	178,558.48	631	44.09
50.01 - 55.00	23	3,378,992.77	0.64	146,912.73	627	53.35
55.01 - 60.00	35	6,572,289.50	1.24	187,779.70	626	58.76
60.01 - 65.00	64	11,476,990.71	2.17	179,327.98	635	63.98
65.01 - 70.00	101	17,804,672.16	3.37	176,283.88	629	69.45
70.01 - 75.00	150	28,462,612.41	5.38	189,750.75	634	74.32
75.01 - 80.00	795	134,204,140.39	25.36	168,810.24	658	79.68
80.01 - 85.00	253	38,920,045.28	7.36	153,834.17	602	84.68
85.01 - 90.00	568	93,026,511.99	17.58	163,779.07	662	89.78
90.01 - 95.00	434	66,422,684.53	12.55	153,047.66	667	94.76
95.01 - 100.00	867	118,778,533.45	22.45	136,999.46	640	99.89
100.01 - 105.00	2	147,508.02	0.03	73,754.01	579	101.00
105.01 +	9	1,331,732.90	0.25	147,970.32	702	116.93
TOTAL	**3,349**	**529,097,521.08**	**100.00**	**157,986.72**	**648**	**86.38**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

SILENT 2ND CLTV						
SS LTV	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg SS LTV**
- 50.00	15	4,265,883.10	0.80	284,392.21	635	45.46
50.01 - 55.00	6	1,066,160.35	0.20	177,693.39	637	53.56
55.01 - 60.00	15	4,838,736.51	0.91	322,582.43	641	58.82
60.01 - 65.00	22	12,159,546.84	2.29	552,706.67	668	63.41
65.01 - 70.00	44	18,045,304.63	3.40	410,120.56	640	69.01
70.01 - 75.00	56	23,031,759.27	4.34	411,281.42	668	74.30
75.01 - 80.00	433	139,999,287.37	26.39	323,323.99	672	79.82
80.01 - 85.00	70	26,847,005.69	5.06	383,528.65	621	84.50
85.01 - 90.00	243	87,175,120.25	16.43	358,745.35	659	89.72
90.01 - 95.00	294	81,833,397.35	15.43	278,344.89	662	94.80
95.01 - 100.00	484	130,162,423.55	24.54	268,930.63	665	99.96
100.01 - 105.00	3	607,080.25	0.11	202,360.08	676	101.39
105.01 +	2	464,000.00	0.09	232,000.00	704	223.44
TOTAL	**1,687**	**530,495,705.16**	**100.00**	**314,461.00**	**662**	**87.58**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

SILENT 2ND CLTV						
SS LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg SS LTV
- 50.00	63	12,836,690.07	1.21	203,756.99	633	44.55
50.01 - 55.00	29	4,445,153.12	0.42	153,281.14	630	53.40
55.01 - 60.00	50	11,411,026.01	1.08	228,220.52	632	58.79
60.01 - 65.00	86	23,636,537.55	2.23	274,843.46	652	63.69
65.01 - 70.00	145	35,849,976.79	3.38	247,241.22	634	69.23
70.01 - 75.00	206	51,494,371.68	4.86	249,972.68	649	74.31
75.01 - 80.00	1,228	274,203,427.76	25.88	223,292.69	665	79.75
80.01 - 85.00	323	65,767,050.97	6.21	203,613.16	610	84.61
85.01 - 90.00	811	180,201,632.24	17.01	222,196.83	661	89.75
90.01 - 95.00	728	148,256,081.88	13.99	203,648.46	665	94.78
95.01 - 100.00	1,351	248,940,957.00	23.49	184,264.22	653	99.93
100.01 - 105.00	5	754,588.27	0.07	150,917.65	657	101.31
105.01 +	11	1,795,732.90	0.17	163,248.45	703	144.45
TOTAL	**5,036**	**1,059,593,226.24**	**100.00**	**210,403.74**	**655**	**86.98**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

IO TERM						
IO PERIOD	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
10 YEARS	478	85,994,415.27	16.25	179,904.63	698	81.42
2 YEARS	14	3,526,192.50	0.67	251,870.89	661	87.36
3 YEARS	34	6,156,923.50	1.16	181,085.99	699	83.17
5 YEARS	608	116,722,845.77	22.06	191,978.36	649	81.88
7 YEARS	7	1,148,220.00	0.22	164,031.43	713	80.91
NON-IO	2,208	315,548,924.04	59.64	142,911.65	633	84.27
TOTAL	**3,349**	**529,097,521.08**	**100.00**	**157,986.72**	**648**	**83.28**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

IO TERM						
IO PERIOD	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
1 YEARS	2	892,800.00	0.17	446,400.00	703	80.00
10 YEARS	365	127,185,635.09	23.97	348,453.79	692	80.61
2 YEARS	15	6,570,883.99	1.24	438,058.93	662	88.78
3 YEARS	15	5,131,868.63	0.97	342,124.58	695	85.46
5 YEARS	484	174,086,468.64	32.82	359,682.79	661	82.91
7 YEARS	3	752,000.00	0.14	250,666.67	698	78.07
NON-IO	803	215,876,048.81	40.69	268,836.92	643	83.39
TOTAL	**1,687**	**530,495,705.16**	**100.00**	**314,461.00**	**662**	**82.64**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

IO TERM

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 YEARS	2	892,800.00	0.08	446,400.00	703	80.00
10 YEARS	843	213,180,050.36	20.12	252,882.62	695	80.94
2 YEARS	29	10,097,076.49	0.95	348,175.05	662	88.28
3 YEARS	49	11,288,792.13	1.07	230,383.51	697	84.21
5 YEARS	1,092	290,809,314.41	27.45	266,308.90	656	82.50
7 YEARS	10	1,900,220.00	0.18	190,022.00	707	79.79
NON-IO	3,011	531,424,972.85	50.15	176,494.51	637	83.92
TOTAL	**5,036**	**1,059,593,226.24**	**100.00**	**210,403.74**	**655**	**82.96**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE					
FICO SCORE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg LOAN TO VALUE**
1 +	80	35,379,937.12	100.00	442,249.21	78.05
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**78.05**

FICO SCORE					
FICO SCORE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg LOAN TO VALUE**
520 - 539	2	812,923.72	2.30	406,461.86	70.00
540 - 559	1	560,360.34	1.58	560,360.34	80.00
560 - 579	1	534,935.02	1.51	534,935.02	80.00
580 - 599	1	386,603.47	1.09	386,603.47	90.00
600 - 619	1	386,115.54	1.09	386,115.54	90.00
620 - 639	10	3,545,510.85	10.02	354,551.09	75.20
640 - 659	13	4,791,013.83	13.54	368,539.53	80.72
660 - 679	7	3,155,825.62	8.92	450,832.23	78.86
680 - 699	9	5,391,945.65	15.24	599,105.07	73.38
700 - 719	13	5,764,205.80	16.29	443,400.45	78.18
720 - 739	11	5,747,524.75	16.25	522,502.25	78.42
740 - 759	5	1,948,750.00	5.51	389,750.00	80.97
760 +	6	2,354,222.53	6.65	392,370.42	80.83
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**78.05**

ORIGINAL BALANCE						
ORIGINAL BALANCE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 100,000	3	179,200.00	0.51	59,733.33	625	80.00
100,001 - 200,000	5	850,381.33	2.40	170,076.27	685	80.00
200,001 - 300,000	1	272,800.00	0.77	272,800.00	758	80.00
300,001 - 400,000	18	6,853,990.07	19.37	380,777.23	680	80.56
400,001 - 500,000	36	15,702,119.82	44.38	436,170.00	682	79.79
500,001 - 600,000	12	6,422,245.90	18.15	535,187.16	684	79.41
600,001 - 700,000	2	1,328,000.00	3.75	664,000.00	695	68.57
700,001 - 800,000	1	741,200.00	2.09	741,200.00	624	56.00
1,200,001 - 1,300,000	1	1,275,000.00	3.60	1,275,000.00	732	75.00
1,700,001 - 1,800,000	1	1,755,000.00	4.96	1,755,000.00	692	65.00
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

ORIGINAL RATE						
CURRENT GROSS COUPON	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 3.999	1	543,750.00	1.54	543,750.00	732	75.00
5.000 - 5.499	2	892,800.00	2.52	446,400.00	703	80.00
5.500 - 5.999	3	1,134,800.00	3.21	378,266.67	719	74.58
6.000 - 6.499	8	4,697,315.48	13.28	587,164.44	695	71.53
6.500 - 6.999	16	6,977,381.21	19.72	436,086.33	711	76.78
7.000 - 7.499	20	9,377,981.20	26.51	468,899.06	678	78.29
7.500 - 7.999	18	6,649,392.00	18.79	369,410.67	664	79.21
8.000 - 8.499	8	3,321,435.02	9.39	415,179.38	677	81.37
8.500 - 8.999	2	898,947.20	2.54	449,473.60	642	90.00
9.000 - 9.499	1	386,603.47	1.09	386,603.47	580	90.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
9.500 - 9.999	1	499,531.54	1.41	499,531.54	625	92.00
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

NET RATE						
CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	1	543,750.00	1.54	543,750.00	732	75.00
4.500 - 4.999	2	892,800.00	2.52	446,400.00	703	80.00
5.500 - 5.999	11	5,832,115.48	16.48	530,192.32	700	72.12
6.000 - 6.499	12	5,464,381.21	15.44	455,365.10	707	76.37
6.500 - 6.999	20	8,804,154.29	24.88	440,207.71	673	77.49
7.000 - 7.499	20	7,856,218.91	22.21	392,810.95	685	79.77
7.500 - 7.999	11	4,605,945.10	13.02	418,722.28	666	81.87
8.000 - 8.499	1	494,437.12	1.40	494,437.12	660	90.00
8.500 - 8.999	1	386,603.47	1.09	386,603.47	580	90.00
9.000 - 9.499	1	499,531.54	1.41	499,531.54	625	92.00
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

LOAN TO VALUE						
LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
55.01 - 60.00	1	741,200.00	2.09	741,200.00	624	56.00
60.01 - 65.00	5	3,558,114.73	10.06	711,622.95	698	64.69
65.01 - 70.00	7	2,897,783.87	8.19	413,969.12	622	69.28
70.01 - 75.00	8	4,733,825.23	13.38	591,728.15	705	74.25
75.01 - 80.00	45	17,474,385.52	49.39	388,319.68	693	79.91
80.01 - 85.00	1	379,950.00	1.07	379,950.00	759	85.00
85.01 - 90.00	10	4,146,253.64	11.72	414,625.36	654	89.90
90.01 - 95.00	3	1,448,424.13	4.09	482,808.04	702	93.97
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

STATE						
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
California	31	13,824,612.85	39.07	445,955.25	667	79.41
District of Columbia	4	2,832,200.00	8.01	708,050.00	727	75.83
Florida	13	4,771,419.83	13.49	367,032.29	703	77.67
Idaho	1	399,404.42	1.13	399,404.42	629	67.00
Illinois	1	432,000.00	1.22	432,000.00	741	80.00
Maryland	3	1,527,864.82	4.32	509,288.27	668	73.96
Massachusetts	3	1,287,668.62	3.64	429,222.87	711	75.09
New Jersey	2	797,508.06	2.25	398,754.03	678	77.51
New York	4	2,977,090.57	8.41	744,272.64	671	71.00
Ohio	3	179,200.00	0.51	59,733.33	625	80.00
Oregon	3	1,130,149.53	3.19	376,716.51	662	78.65
Pennsylvania	1	136,000.00	0.38	136,000.00	723	80.00
South Carolina	1	472,000.00	1.33	472,000.00	728	80.00
Texas	1	480,000.00	1.36	480,000.00	647	80.00
Virginia	7	3,290,993.27	9.30	470,141.90	696	83.97

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Washington	2	841,825.15	2.38	420,912.58	743	80.00
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	27	11,509,307.62	32.53	426,270.65	658	75.38
Purchase	49	21,904,109.54	61.91	447,022.64	700	79.77
Rate/Term Refinance	4	1,966,519.96	5.56	491,629.99	660	74.52
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

OCCUPANCY

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Investor	80	35,379,937.12	100.00	442,249.21	684	78.05
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

PROPERTY TYPE

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
CO-OP	1	404,000.00	1.14	404,000.00	759	80.00
Condo High-Rise	3	1,490,274.75	4.21	496,758.25	706	80.00
Condo Low-Rise	5	2,173,599.88	6.14	434,719.98	702	81.19
PUD - Attached	1	373,600.00	1.06	373,600.00	687	80.00
PUD - Detached	6	2,751,445.27	7.78	458,574.21	693	84.75
Single Family - 1 Unit	42	17,552,127.28	49.61	417,907.79	673	77.40
Single Family - 2 to 4 Unit	19	8,282,172.26	23.41	435,903.80	683	76.27
Townhouse	3	2,352,717.68	6.65	784,239.23	713	76.51
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

DOCUMENTATION TYPE

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Full/Alternative	18	7,532,557.34	21.29	418,475.41	706	80.79
Stated/Limited	62	27,847,379.78	78.71	449,151.29	678	77.31
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

PREPAY PENALTY

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
12M PP	12	5,866,873.14	16.58	488,906.10	671	77.14
24M PP	10	4,068,138.44	11.50	406,813.84	640	79.90
36M PP	7	3,135,852.46	8.86	447,978.92	726	76.10
60M PP	10	1,608,530.86	4.55	160,853.09	693	79.05

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

PREPAY PENALTY						
PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
No PP	36	18,536,542.22	52.39	514,903.95	688	77.95
Other	5	2,164,000.00	6.12	432,800.00	698	80.00
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

INDEX CODE						
INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
1 MO LIBOR	1	543,750.00	1.54	543,750.00	732	75.00
1 YR LIBOR - WSJ	11	4,588,714.14	12.97	417,155.83	698	80.27
1 YR TRSRY - CMT	2	971,200.00	2.75	485,600.00	683	80.00
6 MO LIBOR - WSJ	53	24,879,351.26	70.32	469,421.72	681	77.60
6 MO TRSRY - CMT	1	424,000.00	1.20	424,000.00	726	80.00
FIXED	12	3,972,921.72	11.23	331,076.81	677	78.01
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

MAXIMUM MORTGAGE RATE						
MAX RATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 6.999	12	3,972,921.72	11.23	331,076.81	677	78.01
10.000 - 10.999	1	272,800.00	0.77	272,800.00	758	80.00
11.000 - 11.999	7	3,975,949.53	11.24	567,992.79	701	71.45
12.000 - 12.999	23	10,101,361.83	28.55	439,189.64	711	77.05
13.000 - 13.999	22	10,576,440.24	29.89	480,747.28	693	78.59
14.000 - 14.999	10	4,240,881.59	11.99	424,088.16	608	78.64
15.000 - 15.999	3	1,353,447.20	3.83	451,149.07	660	90.00
16.000 - 16.999	2	886,135.01	2.50	443,067.51	605	91.13
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
01. December 2005	1	543,750.00	1.54	543,750.00	732	75.00
02. January 2006	1	440,000.00	1.24	440,000.00	704	80.00
04. March 2006	3	1,615,600.00	4.57	538,533.33	680	68.99
06. May 2006	1	404,000.00	1.14	404,000.00	759	80.00
09. September 2006	2	892,800.00	2.52	446,400.00	703	80.00
10. October 2006	1	544,000.00	1.54	544,000.00	691	80.00
18. July 2007	5	1,875,668.62	5.30	375,133.72	691	76.63
19. August 2007	2	921,050.56	2.60	460,525.28	578	84.19
20. September 2007	15	6,669,141.27	18.85	444,609.42	637	82.20
21. October 2007	5	2,195,774.14	6.21	439,154.83	639	81.64
27. June 2008	1	397,508.06	1.12	397,508.06	713	75.00
28. July 2008	1	410,000.00	1.16	410,000.00	772	65.00
29. August 2008	1	566,374.75	1.60	566,374.75	737	80.00
30. September 2008	10	4,766,920.57	13.47	476,692.06	702	77.14
31. October 2008	2	1,701,400.00	4.81	850,700.00	728	76.25
37. July 2010	4	1,106,787.61	3.13	276,696.90	726	81.94
38. August 2010	1	379,950.00	1.07	379,950.00	759	85.00
39. September 2010	6	2,243,908.49	6.34	373,984.75	724	77.35

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NEXT RATE ADJUST DATE						
NEXT DATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
44. August 2012	2	1,933,381.33	5.46	966,690.67	688	66.38
46. October 2012	1	396,000.00	1.12	396,000.00	648	90.00
47. August 2015	1	440,000.00	1.24	440,000.00	767	80.00
48. September 2015	1	503,000.00	1.42	503,000.00	663	72.00
49. October 2015	1	460,000.00	1.30	460,000.00	747	80.00
FIXED	12	3,972,921.72	11.23	331,076.81	677	78.01
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

MARGIN						
MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.000 - 0.999	12	3,972,921.72	11.23	331,076.81	677	78.01
2.000 - 2.499	14	7,063,720.05	19.97	504,551.43	700	73.23
2.500 - 2.999	7	2,600,708.49	7.35	371,529.78	703	77.71
3.000 - 3.499	12	6,441,132.81	18.21	536,761.07	710	77.81
3.500 - 3.999	9	4,195,650.00	11.86	466,183.33	721	78.39
4.000 - 4.499	6	2,518,000.00	7.12	419,666.67	683	72.94
5.000 - 5.499	2	783,696.12	2.22	391,848.06	690	80.00
5.500 - 5.999	9	3,925,084.98	11.09	436,120.55	616	84.84
6.000 - 6.499	5	2,156,965.83	6.10	431,393.17	633	86.42
6.500 - 6.999	2	934,652.70	2.64	467,326.35	602	83.85
7.000 - 7.499	2	787,404.42	2.23	393,702.21	677	73.41
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

Back Ratio						
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0.00 - 0.00	22	9,815,354.70	27.74	446,152.49	696	74.68
0.01 - 20.00	3	1,333,930.51	3.77	444,643.50	706	85.45
20.01 - 25.00	1	404,000.00	1.14	404,000.00	759	80.00
25.01 - 30.00	11	3,760,667.17	10.63	341,878.83	693	77.48
30.01 - 35.00	14	7,787,327.05	22.01	556,237.65	677	75.85
35.01 - 40.00	6	2,461,569.96	6.96	410,261.66	686	82.08
40.01 - 45.00	12	5,144,319.15	14.54	428,693.26	673	82.72
45.01 - 50.00	8	3,362,936.68	9.51	420,367.09	676	77.52
50.01 - 55.00	3	1,309,831.90	3.70	436,610.63	633	85.33
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

Only Zero DTI						
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	22	9,815,354.70	27.74	446,152.49	696	74.68
1 +	58	25,564,582.42	72.26	440,768.66	680	79.35
TOTAL	**80**	**35,379,937.12**	**100.00**	**442,249.21**	**684**	**78.05**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	3	326,834.25	0.21	108,944.75	75.00
1 +	1,077	159,008,495.55	99.79	147,640.20	82.53
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**82.52**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	3	326,834.25	0.21	108,944.75	75.00
500 - 519	3	283,704.61	0.18	94,568.20	80.00
520 - 539	5	469,219.66	0.29	93,843.93	74.93
540 - 559	7	1,389,222.86	0.87	198,460.41	78.19
560 - 579	7	1,202,996.37	0.76	171,856.62	81.96
580 - 599	19	2,776,183.19	1.74	146,114.90	76.46
600 - 619	23	2,975,272.31	1.87	129,359.67	85.36
620 - 639	97	12,590,931.37	7.90	129,803.42	77.15
640 - 659	135	18,483,054.43	11.60	136,911.51	81.47
660 - 679	127	18,853,887.39	11.83	148,455.81	82.06
680 - 699	163	25,644,043.68	16.09	157,325.42	84.38
700 - 719	146	21,125,317.04	13.26	144,693.95	83.65
720 - 739	137	21,218,919.60	13.32	154,882.62	83.31
740 - 759	94	14,147,456.33	8.88	150,504.85	83.21
760 +	114	17,848,286.71	11.20	156,563.92	83.58
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**82.52**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	326	22,991,451.93	14.43	70,525.93	684	84.16
100,001 - 200,000	520	74,358,040.88	46.67	142,996.23	699	82.95
200,001 - 300,000	176	42,800,906.96	26.86	243,186.97	695	81.44
300,001 - 400,000	57	18,690,114.20	11.73	327,896.74	691	81.15
400,001 - 500,000	1	494,815.83	0.31	494,815.83	727	85.00
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	2	157,044.58	0.10	78,522.29	746	80.00
5.000 - 5.499	1	175,000.00	0.11	175,000.00	687	76.00
5.500 - 5.999	21	3,801,250.07	2.39	181,011.91	708	76.43
6.000 - 6.499	60	10,455,986.70	6.56	174,266.45	712	76.74
6.500 - 6.999	232	36,829,777.68	23.11	158,749.04	711	80.42
7.000 - 7.499	276	41,874,937.99	26.28	151,720.79	706	82.37
7.500 - 7.999	278	39,462,987.77	24.77	141,953.19	682	83.67
8.000 - 8.499	89	11,469,230.80	7.20	128,867.76	685	85.94
8.500 - 8.999	88	11,363,854.64	7.13	129,134.71	659	89.09
9.000 - 9.499	21	2,316,998.04	1.45	110,333.24	636	83.99
9.500 - 9.999	6	722,345.07	0.45	120,390.85	582	82.59
10.000 - 10.499	1	80,695.24	0.05	80,695.24	504	80.00

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
10.500 - 10.999	2	273,005.87	0.17	136,502.94	646	92.48
11.000 - 11.499	1	59,828.89	0.04	59,828.89	610	90.00
11.500 - 11.999	1	66,384.46	0.04	66,384.46	600	95.00
12.500 - 12.999	1	226,002.00	0.14	226,002.00	638	90.00
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

NET RATE

CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	2	157,044.58	0.10	78,522.29	746	80.00
5.000 - 5.499	14	2,287,236.03	1.44	163,374.00	713	79.03
5.500 - 5.999	47	8,169,981.04	5.13	173,829.38	718	77.15
6.000 - 6.499	164	28,171,499.53	17.68	171,777.44	708	79.40
6.500 - 6.999	290	43,902,037.63	27.55	151,386.34	707	81.93
7.000 - 7.499	323	45,459,569.35	28.53	140,741.70	690	83.57
7.500 - 7.999	112	15,527,981.63	9.75	138,642.69	673	84.84
8.000 - 8.499	91	11,444,123.53	7.18	125,759.60	671	88.55
8.500 - 8.999	25	2,894,787.53	1.82	115,791.50	630	83.69
9.000 - 9.499	6	615,152.49	0.39	102,525.42	613	88.96
9.500 - 9.999	1	80,695.24	0.05	80,695.24	504	80.00
10.000 - 10.499	2	273,005.87	0.17	136,502.94	646	92.48
10.500 - 10.999	1	59,828.89	0.04	59,828.89	610	90.00
11.000 - 11.499	1	66,384.46	0.04	66,384.46	600	95.00
12.000 - 12.499	1	226,002.00	0.14	226,002.00	638	90.00
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

LOAN TO VALUE

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	7	1,141,507.30	0.72	163,072.47	643	45.11
50.01 - 55.00	7	780,407.57	0.49	111,486.80	628	52.51
55.01 - 60.00	9	1,636,582.34	1.03	181,842.48	626	59.07
60.01 - 65.00	19	3,214,145.14	2.02	169,165.53	677	64.42
65.01 - 70.00	46	6,045,888.18	3.79	131,432.35	685	69.71
70.01 - 75.00	56	8,568,623.12	5.38	153,011.13	688	74.42
75.01 - 80.00	496	77,704,524.13	48.77	156,662.35	699	79.89
80.01 - 85.00	60	8,003,935.68	5.02	133,398.93	678	84.70
85.01 - 90.00	234	33,587,250.03	21.08	143,535.26	694	89.97
90.01 - 95.00	121	15,800,674.21	9.92	130,584.08	706	94.94
95.01 - 100.00	25	2,851,792.10	1.79	114,071.68	717	99.79
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Alabama	10	671,983.69	0.42	67,198.37	714	89.65
Alaska	1	184,500.00	0.12	184,500.00	693	90.00
Arizona	38	5,933,690.25	3.72	156,149.74	678	82.78
Arkansas	3	257,138.44	0.16	85,712.81	655	95.19

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
California	68	16,093,235.98	10.10	236,665.24	688	77.96
Colorado	21	3,039,503.39	1.91	144,738.26	704	84.55
Connecticut	12	1,942,664.32	1.22	161,888.69	697	81.85
Delaware	6	623,441.12	0.39	103,906.85	707	80.00
District of Columbia	6	1,223,271.40	0.77	203,878.57	707	75.75
Florida	276	41,275,554.65	25.90	149,549.11	705	82.72
Georgia	51	6,213,478.55	3.90	121,832.91	676	88.21
Hawaii	3	1,049,913.27	0.66	349,971.09	682	69.87
Idaho	8	1,113,778.49	0.70	139,222.31	696	84.95
Illinois	43	7,416,073.25	4.65	172,466.82	686	80.70
Indiana	15	1,311,704.65	0.82	87,446.98	676	82.67
Iowa	2	164,650.89	0.10	82,325.45	721	90.00
Kansas	4	334,501.00	0.21	83,625.25	679	85.32
Kentucky	8	660,856.76	0.41	82,607.10	708	87.70
Louisiana	4	256,209.63	0.16	64,052.41	677	82.28
Maine	3	377,583.81	0.24	125,861.27	629	79.33
Maryland	18	3,091,199.74	1.94	171,733.32	698	79.98
Massachusetts	29	5,553,270.07	3.49	191,492.07	679	80.23
Michigan	41	4,239,440.82	2.66	103,401.00	683	83.66
Minnesota	28	4,820,549.23	3.03	172,162.47	713	82.67
Mississippi	1	122,227.52	0.08	122,227.52	648	90.00
Missouri	20	2,232,070.40	1.40	111,603.52	692	85.15
Nebraska	5	379,785.82	0.24	75,957.16	649	87.26
Nevada	15	3,144,917.84	1.97	209,661.19	715	82.53
New Hampshire	3	485,997.76	0.31	161,999.25	665	72.33
New Jersey	51	10,870,044.77	6.82	213,138.13	704	80.59
New Mexico	5	657,448.27	0.41	131,489.65	660	87.55
New York	12	1,600,978.94	1.00	133,414.91	710	83.63
North Carolina	28	2,958,271.55	1.86	105,652.56	689	87.08
Ohio	48	3,968,458.61	2.49	82,676.22	687	84.83
Oklahoma	2	187,047.12	0.12	93,523.56	684	87.31
Oregon	3	594,865.16	0.37	198,288.39	677	87.51
Pennsylvania	33	3,336,100.49	2.09	101,093.95	671	81.31
Rhode Island	6	1,508,900.23	0.95	251,483.37	682	81.37
South Carolina	22	2,959,147.10	1.86	134,506.69	706	85.00
Tennessee	26	2,163,079.98	1.36	83,195.38	702	88.71
Texas	33	3,700,595.21	2.32	112,139.25	670	89.09
Utah	6	833,320.47	0.52	138,886.75	720	87.65
Vermont	2	317,651.90	0.20	158,825.95	788	80.00
Virginia	31	4,881,985.63	3.06	157,483.41	713	82.02
Washington	21	3,482,038.20	2.19	165,811.34	693	82.59
West Virginia	1	163,600.00	0.10	163,600.00	704	100.00
Wisconsin	5	547,465.93	0.34	109,493.19	664	82.27
Wyoming	3	391,137.50	0.25	130,379.17	684	82.63
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

LOAN PURPOSE

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
Cash Out Refinance	246	35,724,688.70	22.42	145,222.31	664	78.06
Purchase	777	115,827,244.00	72.69	149,069.81	706	84.29
Rate/Term Refinance	57	7,783,397.10	4.88	136,550.83	668	76.57
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

OCCUPANCY						
OCCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Investor	1,080	159,335,329.80	100.00	147,532.71	695	82.52
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

PROPERTY TYPE						
PROPTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Condo High-Rise	8	1,628,123.79	1.02	203,515.47	726	82.88
Condo Low-Rise	126	18,716,866.89	11.75	148,546.56	709	81.61
Condotel (1 - 4 Stories)	1	120,824.85	0.08	120,824.85	0	75.00
Leasehold	1	225,684.19	0.14	225,684.19	670	54.00
Mid-Rise Condo	11	1,913,323.34	1.20	173,938.49	752	84.39
PUD - Attached	30	4,254,066.80	2.67	141,802.23	698	86.47
PUD - Detached	89	15,158,339.14	9.51	170,318.42	695	84.57
Single Family - 1 Unit	559	75,673,105.75	47.49	135,372.28	691	83.10
Single Family - 2 to 4 Unit	234	39,851,379.99	25.01	170,305.04	691	80.75
Townhouse	21	1,793,615.06	1.13	85,410.24	709	81.81
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

DOCUMENTATION TYPE						
DOCTYPE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Full/Alternative	316	43,285,917.45	27.17	136,980.75	698	86.20
Stated/Limited	764	116,049,412.35	72.83	151,897.14	694	81.14
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

PREPAY PENALTY						
PP DESC	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
12M PP	89	15,970,398.01	10.02	179,442.67	700	82.04
24M PP	164	23,068,080.66	14.48	140,659.03	660	85.07
36M PP	315	44,221,131.88	27.75	140,384.55	703	82.09
No PP	480	70,369,062.73	44.16	146,602.21	699	82.27
Other	32	5,706,656.52	3.58	178,333.02	702	79.81
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

INDEX CODE						
INDEX	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
1 MO LIBOR	4	490,794.58	0.31	122,698.65	741	85.65
1 YR LIBOR - WSJ	197	28,877,578.53	18.12	146,586.69	719	86.40
1 YR TRSRY - CMT	9	1,720,815.66	1.08	191,201.74	687	81.76
6 MO LIBOR - FNMA	3	266,396.00	0.17	88,798.67	603	91.25
6 MO LIBOR - WSJ	612	95,664,926.94	60.04	156,315.24	695	82.12
6 MO TRSRY - CMT	1	210,400.00	0.13	210,400.00	769	80.00
FIXED	254	32,104,418.09	20.15	126,395.35	672	80.13
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MAXIMUM MORTGAGE RATE						
MAX RATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 6.999	254	32,104,418.09	20.15	126,395.35	672	80.13
10.000 - 10.999	5	937,200.00	0.59	187,440.00	711	74.05
11.000 - 11.999	77	13,065,468.41	8.20	169,681.41	718	78.34
12.000 - 12.999	274	44,083,040.44	27.67	160,887.01	715	81.73
13.000 - 13.999	302	45,226,367.18	28.38	149,756.18	702	83.41
14.000 - 14.999	103	14,570,516.74	9.14	141,461.33	673	89.29
15.000 - 15.999	51	7,849,536.74	4.93	153,912.49	645	85.91
16.000 - 16.999	9	997,047.74	0.63	110,783.08	628	87.22
17.000 - 17.999	4	275,732.46	0.17	68,933.12	569	87.03
18.000 +	1	226,002.00	0.14	226,002.00	638	90.00
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

NEXT RATE ADJUST DATE						
NEXT DATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
01. December 2005	4	490,794.58	0.31	122,698.65	741	85.65
04. March 2006	16	2,903,368.24	1.82	181,460.52	728	82.95
05. April 2006	9	1,914,685.69	1.20	212,742.85	717	83.89
07. July 2006	3	582,776.45	0.37	194,258.82	677	75.65
13. February 2007	1	327,901.54	0.21	327,901.54	576	84.00
15. April 2007	3	532,140.16	0.33	177,380.05	686	78.67
16. May 2007	9	1,650,310.56	1.04	183,367.84	680	83.86
17. June 2007	16	2,683,419.46	1.68	167,713.72	680	79.38
18. July 2007	47	7,548,132.07	4.74	160,598.55	703	80.16
19. August 2007	33	4,220,914.85	2.65	127,906.51	649	79.77
20. September 2007	93	15,324,230.41	9.62	164,776.67	669	86.69
21. October 2007	86	13,251,453.03	8.32	154,086.66	665	84.08
22. November 2007	2	191,600.00	0.12	95,800.00	764	82.13
25. April 2008	1	221,500.00	0.14	221,500.00	745	65.00
26. May 2008	1	43,995.07	0.03	43,995.07	632	65.00
27. June 2008	7	822,798.26	0.52	117,542.61	656	82.79
28. July 2008	9	1,296,929.82	0.81	144,103.31	726	79.84
29. August 2008	27	4,458,538.72	2.80	165,131.06	697	82.69
30. September 2008	126	18,341,796.55	11.51	145,569.81	720	82.56
31. October 2008	80	11,867,130.90	7.45	148,339.14	713	82.88
32. November 2008	17	2,081,650.00	1.31	122,450.00	718	99.35
36. June 2010	9	1,547,515.82	0.97	171,946.20	676	72.61
37. July 2010	30	4,608,455.36	2.89	153,615.18	711	78.80
38. August 2010	29	4,634,650.33	2.91	159,815.53	719	79.43
39. September 2010	91	14,706,196.31	9.23	161,606.55	720	84.27
40. October 2010	49	6,316,404.63	3.96	128,906.22	717	84.93
42. June 2012	1	146,000.00	0.09	146,000.00	673	61.00
43. July 2012	1	231,154.23	0.15	231,154.23	750	80.00
44. August 2012	3	575,920.00	0.36	191,973.33	744	83.29
45. September 2012	6	705,810.66	0.44	117,635.11	725	88.62
46. October 2012	12	2,210,554.48	1.39	184,212.87	736	82.35
48. September 2015	5	792,183.53	0.50	158,436.71	719	81.83
FIXED	254	32,104,418.09	20.15	126,395.35	672	80.13
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

MARGIN						
MARGIN	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0.000 - 0.999	254	32,104,418.09	20.15	126,395.35	672	80.13
2.000 - 2.499	61	10,370,612.61	6.51	170,010.04	719	79.13
2.500 - 2.999	77	10,533,281.66	6.61	136,795.87	705	80.64
3.000 - 3.499	208	31,310,080.27	19.65	150,529.23	720	84.35
3.500 - 3.999	223	36,112,535.52	22.66	161,939.62	712	80.51
4.000 - 4.499	40	6,350,700.39	3.99	158,767.51	687	84.42
4.500 - 4.999	33	4,660,696.33	2.93	141,233.22	695	91.80
5.000 - 5.499	33	4,908,039.43	3.08	148,728.47	693	83.40
5.500 - 5.999	42	7,163,132.58	4.50	170,550.78	660	87.34
6.000 - 6.499	57	9,573,116.42	6.01	167,949.41	650	84.69
6.500 - 6.999	21	2,834,954.15	1.78	134,997.82	651	84.41
7.000 - 7.499	9	1,121,622.43	0.70	124,624.71	621	85.31
7.500 - 7.999	12	1,272,242.73	0.80	106,020.23	655	94.03
8.000 - 8.499	4	347,932.80	0.22	86,983.20	633	89.82
8.500 - 8.999	2	207,608.62	0.13	103,804.31	588	85.13
9.000 - 9.499	1	133,960.42	0.08	133,960.42	642	90.00
9.500 - 9.999	1	204,182.00	0.13	204,182.00	668	95.00
10.000 - 10.499	1	59,828.89	0.04	59,828.89	610	90.00
10.500 +	1	66,384.46	0.04	66,384.46	600	95.00
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

Back Ratio						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0.00 - 0.00	375	57,138,876.37	35.86	152,370.34	705	80.66
0.01 - 20.00	71	10,493,374.34	6.59	147,794.00	683	81.43
20.01 - 25.00	40	5,337,528.88	3.35	133,438.22	700	81.02
25.01 - 30.00	86	11,852,246.12	7.44	137,816.82	679	83.18
30.01 - 35.00	91	13,194,800.02	8.28	144,997.80	696	84.67
35.01 - 40.00	125	18,104,106.52	11.36	144,832.85	693	82.99
40.01 - 45.00	138	21,107,508.12	13.25	152,952.96	698	83.99
45.01 - 50.00	108	15,175,845.84	9.52	140,517.09	684	84.75
50.01 - 55.00	43	6,416,116.51	4.03	149,212.01	667	84.68
55.01 - 60.00	1	161,407.08	0.10	161,407.08	718	95.00
60.01 +	2	353,520.00	0.22	176,760.00	733	80.00
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

Only Zero DTI						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0 - 0	375	57,138,876.37	35.86	152,370.34	705	80.66
1 +	705	102,196,453.43	64.14	144,959.51	689	83.55
TOTAL	**1,080**	**159,335,329.80**	**100.00**	**147,532.71**	**695**	**82.52**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOANS WITH NO FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
0 - 0	3	326,834.25	0.17	108,944.75	75.00
1 +	1,157	194,388,432.67	99.83	168,010.75	81.72
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**81.70**

FICO SCORE

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE
- 0	3	326,834.25	0.17	108,944.75	75.00
500 - 519	3	283,704.61	0.15	94,568.20	80.00
520 - 539	7	1,282,143.38	0.66	183,163.34	71.81
540 - 559	8	1,949,583.20	1.00	243,697.90	78.71
560 - 579	8	1,737,931.39	0.89	217,241.42	81.36
580 - 599	20	3,162,786.66	1.62	158,139.33	78.12
600 - 619	24	3,361,387.85	1.73	140,057.83	85.90
620 - 639	107	16,136,442.22	8.29	150,807.87	76.72
640 - 659	148	23,274,068.26	11.95	157,257.22	81.32
660 - 679	134	22,009,713.01	11.30	164,251.59	81.60
680 - 699	172	31,035,989.33	15.94	180,441.80	82.47
700 - 719	159	26,889,522.84	13.81	169,116.50	82.47
720 - 739	148	26,966,444.35	13.85	182,205.71	82.26
740 - 759	99	16,096,206.33	8.27	162,587.94	82.94
760 +	120	20,202,509.24	10.38	168,354.24	83.26
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**81.70**

ORIGINAL BALANCE

ORIGINAL BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 100,000	329	23,170,651.93	11.90	70,427.51	684	84.12
100,001 - 200,000	525	75,208,422.21	38.62	143,254.14	699	82.92
200,001 - 300,000	177	43,073,706.96	22.12	243,354.28	695	81.43
300,001 - 400,000	75	25,544,104.27	13.12	340,588.06	688	80.99
400,001 - 500,000	37	16,196,935.65	8.32	437,755.02	684	79.95
500,001 - 600,000	12	6,422,245.90	3.30	535,187.16	684	79.41
600,001 - 700,000	2	1,328,000.00	0.68	664,000.00	695	68.57
700,001 - 800,000	1	741,200.00	0.38	741,200.00	624	56.00
1,200,001 - 1,300,000	1	1,275,000.00	0.65	1,275,000.00	732	75.00
1,700,001 - 1,800,000	1	1,755,000.00	0.90	1,755,000.00	692	65.00
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

ORIGINAL RATE

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.999	3	700,794.58	0.36	233,598.19	735	76.12
5.000 - 5.499	3	1,067,800.00	0.55	355,933.33	701	79.34
5.500 - 5.999	24	4,936,050.07	2.54	205,668.75	710	76.00
6.000 - 6.499	68	15,153,302.18	7.78	222,842.68	707	75.12
6.500 - 6.999	248	43,807,158.89	22.50	176,641.77	711	79.84
7.000 - 7.499	296	51,252,919.19	26.32	173,151.75	701	81.63
7.500 - 7.999	296	46,112,379.77	23.68	155,785.07	680	83.02

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ORIGINAL RATE						
CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
8.000 - 8.499	97	14,790,665.82	7.60	152,481.09	683	84.91
8.500 - 8.999	90	12,262,801.84	6.30	136,253.35	658	89.15
9.000 - 9.499	22	2,703,601.51	1.39	122,890.98	628	84.85
9.500 - 9.999	7	1,221,876.61	0.63	174,553.80	600	86.44
10.000 - 10.499	1	80,695.24	0.04	80,695.24	504	80.00
10.500 - 10.999	2	273,005.87	0.14	136,502.94	646	92.48
11.000 - 11.499	1	59,828.89	0.03	59,828.89	610	90.00
11.500 - 11.999	1	66,384.46	0.03	66,384.46	600	95.00
12.500 - 12.999	1	226,002.00	0.12	226,002.00	638	90.00
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

NET RATE						
CURRENT NET COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 3.499	3	700,794.58	0.36	233,598.19	735	76.12
4.500 - 4.999	2	892,800.00	0.46	446,400.00	703	80.00
5.000 - 5.499	14	2,287,236.03	1.17	163,374.00	713	79.03
5.500 - 5.999	58	14,002,096.52	7.19	241,415.46	710	75.05
6.000 - 6.499	176	33,635,880.74	17.27	191,112.96	708	78.91
6.500 - 6.999	310	52,706,191.92	27.07	170,019.97	701	81.18
7.000 - 7.499	343	53,315,788.26	27.38	155,439.62	689	83.01
7.500 - 7.999	123	20,133,926.73	10.34	163,690.46	671	84.16
8.000 - 8.499	92	11,938,560.65	6.13	129,766.96	670	88.61
8.500 - 8.999	26	3,281,391.00	1.69	126,207.35	624	84.44
9.000 - 9.499	7	1,114,684.03	0.57	159,240.58	619	90.32
9.500 - 9.999	1	80,695.24	0.04	80,695.24	504	80.00
10.000 - 10.499	2	273,005.87	0.14	136,502.94	646	92.48
10.500 - 10.999	1	59,828.89	0.03	59,828.89	610	90.00
11.000 - 11.499	1	66,384.46	0.03	66,384.46	600	95.00
12.000 - 12.499	1	226,002.00	0.12	226,002.00	638	90.00
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

LOAN TO VALUE						
LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
- 50.00	7	1,141,507.30	0.59	163,072.47	643	45.11
50.01 - 55.00	7	780,407.57	0.40	111,486.80	628	52.51
55.01 - 60.00	10	2,377,782.34	1.22	237,778.23	626	58.11
60.01 - 65.00	24	6,772,259.87	3.48	282,177.49	688	64.56
65.01 - 70.00	53	8,943,672.05	4.59	168,748.53	665	69.57
70.01 - 75.00	64	13,302,448.35	6.83	207,850.76	694	74.36
75.01 - 80.00	541	95,178,909.65	48.88	175,931.44	698	79.89
80.01 - 85.00	61	8,383,885.68	4.31	137,440.75	681	84.72
85.01 - 90.00	244	37,733,503.67	19.38	154,645.51	690	89.96
90.01 - 95.00	124	17,249,098.34	8.86	139,105.63	706	94.86
95.01 - 100.00	25	2,851,792.10	1.46	114,071.68	717	99.79
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

STATE						
STATE1	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Alabama	10	671,983.69	0.35	67,198.37	714	89.65
Alaska	1	184,500.00	0.09	184,500.00	693	90.00
Arizona	38	5,933,690.25	3.05	156,149.74	678	82.78
Arkansas	3	257,138.44	0.13	85,712.81	655	95.19
California	99	29,917,848.83	15.36	302,200.49	678	78.63
Colorado	21	3,039,503.39	1.56	144,738.26	704	84.55
Connecticut	12	1,942,664.32	1.00	161,888.69	697	81.85
Delaware	6	623,441.12	0.32	103,906.85	707	80.00
District of Columbia	10	4,055,471.40	2.08	405,547.14	721	75.81
Florida	289	46,046,974.48	23.65	159,332.09	704	82.20
Georgia	51	6,213,478.55	3.19	121,832.91	676	88.21
Hawaii	3	1,049,913.27	0.54	349,971.09	682	69.87
Idaho	9	1,513,182.91	0.78	168,131.43	679	80.21
Illinois	44	7,848,073.25	4.03	178,365.30	689	80.66
Indiana	15	1,311,704.65	0.67	87,446.98	676	82.67
Iowa	2	164,650.89	0.08	82,325.45	721	90.00
Kansas	4	334,501.00	0.17	83,625.25	679	85.32
Kentucky	8	660,856.76	0.34	82,607.10	708	87.70
Louisiana	4	256,209.63	0.13	64,052.41	677	82.28
Maine	3	377,583.81	0.19	125,861.27	629	79.33
Maryland	21	4,619,064.56	2.37	219,955.46	688	77.99
Massachusetts	32	6,840,938.69	3.51	213,779.33	685	79.26
Michigan	41	4,239,440.82	2.18	103,401.00	683	83.66
Minnesota	28	4,820,549.23	2.48	172,162.47	713	82.67
Mississippi	1	122,227.52	0.06	122,227.52	648	90.00
Missouri	20	2,232,070.40	1.15	111,603.52	692	85.15
Nebraska	5	379,785.82	0.20	75,957.16	649	87.26
Nevada	15	3,144,917.84	1.62	209,661.19	715	82.53
New Hampshire	3	485,997.76	0.25	161,999.25	665	72.33
New Jersey	53	11,667,552.83	5.99	220,142.51	702	80.38
New Mexico	5	657,448.27	0.34	131,489.65	660	87.55
New York	16	4,578,069.51	2.35	286,129.34	684	75.42
North Carolina	28	2,958,271.55	1.52	105,652.56	689	87.08
Ohio	51	4,147,658.61	2.13	81,326.64	685	84.62
Oklahoma	2	187,047.12	0.10	93,523.56	684	87.31
Oregon	6	1,725,014.69	0.89	287,502.45	667	81.70
Pennsylvania	34	3,472,100.49	1.78	102,120.60	673	81.25
Rhode Island	6	1,508,900.23	0.77	251,483.37	682	81.37
South Carolina	23	3,431,147.10	1.76	149,180.31	709	84.31
Tennessee	26	2,163,079.98	1.11	83,195.38	702	88.71
Texas	34	4,180,595.21	2.15	122,958.68	667	88.05
Utah	6	833,320.47	0.43	138,886.75	720	87.65
Vermont	2	317,651.90	0.16	158,825.95	788	80.00
Virginia	38	8,172,978.90	4.20	215,078.39	706	82.81
Washington	23	4,323,863.35	2.22	187,994.06	703	82.09
West Virginia	1	163,600.00	0.08	163,600.00	704	100.00
Wisconsin	5	547,465.93	0.28	109,493.19	664	82.27
Wyoming	3	391,137.50	0.20	130,379.17	684	82.63
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

LOAN PURPOSE						
LOAN PURP	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
Cash Out Refinance	273	47,233,996.32	24.26	173,018.30	662	77.40

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
LOAN PURPOSE						
Purchase	826	137,731,353.54	70.73	166,744.98	705	83.57
Rate/Term Refinance	61	9,749,917.06	5.01	159,834.71	666	76.16
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
OCCUPANCY						
Investor	1,160	194,715,266.92	100.00	167,857.99	693	81.70
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
PROPERTY TYPE						
CO-OP	1	404,000.00	0.21	404,000.00	759	80.00
Condo High-Rise	11	3,118,398.54	1.60	283,490.78	717	81.51
Condo Low-Rise	131	20,890,466.77	10.73	159,469.21	708	81.57
Condotel (1 - 4 Stories)	1	120,824.85	0.06	120,824.85	0	75.00
Leasehold	1	225,684.19	0.12	225,684.19	670	54.00
Mid-Rise Condo	11	1,913,323.34	0.98	173,938.49	752	84.39
PUD - Attached	31	4,627,666.80	2.38	149,279.57	697	85.95
PUD - Detached	95	17,909,784.41	9.20	188,524.05	695	84.59
Single Family - 1 Unit	601	93,225,233.03	47.88	155,116.86	687	82.02
Single Family - 2 to 4 Unit	253	48,133,552.25	24.72	190,251.19	690	79.98
Townhouse	24	4,146,332.74	2.13	172,763.86	711	78.81
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
DOCUMENTATION TYPE						
Full/Alternative	334	50,818,474.79	26.10	152,151.12	700	85.40
Stated/Limited	826	143,896,792.13	73.90	174,209.19	691	80.40
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
PREPAY PENALTY						
12M PP	101	21,837,271.15	11.21	216,210.61	692	80.72
24M PP	174	27,136,219.10	13.94	155,955.28	657	84.30
36M PP	322	47,356,984.34	24.32	147,071.38	705	81.70
60M PP	10	1,608,530.86	0.83	160,853.09	693	79.05
No PP	516	88,905,604.95	45.66	172,297.68	697	81.37
Other	37	7,870,656.52	4.04	212,720.45	701	79.86
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

INDEX CODE						
INDEX	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
1 MO LIBOR	5	1,034,544.58	0.53	206,908.92	736	80.05
1 YR LIBOR - WSJ	208	33,466,292.67	17.19	160,895.64	716	85.56
1 YR TRSRY - CMT	11	2,692,015.66	1.38	244,728.70	686	81.12
6 MO LIBOR - FNMA	3	266,396.00	0.14	88,798.67	603	91.25
6 MO LIBOR - WSJ	665	120,544,278.20	61.91	181,269.59	692	81.19
6 MO TRSRY - CMT	2	634,400.00	0.33	317,200.00	740	80.00
FIXED	266	36,077,339.81	18.53	135,629.10	673	79.90
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

MAXIMUM MORTGAGE RATE						
MAX RATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
- 6.999	266	36,077,339.81	18.53	135,629.10	673	79.90
10.000 - 10.999	6	1,210,000.00	0.62	201,666.67	721	75.39
11.000 - 11.999	84	17,041,417.94	8.75	202,874.02	714	76.73
12.000 - 12.999	297	54,184,402.27	27.83	182,439.06	714	80.86
13.000 - 13.999	324	55,802,807.42	28.66	172,230.89	701	82.50
14.000 - 14.999	113	18,811,398.33	9.66	166,472.55	658	86.89
15.000 - 15.999	54	9,202,983.94	4.73	170,425.63	647	86.52
16.000 - 16.999	11	1,883,182.75	0.97	171,198.43	617	89.06
17.000 - 17.999	4	275,732.46	0.14	68,933.12	569	87.03
18.000 +	1	226,002.00	0.12	226,002.00	638	90.00
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

NEXT RATE ADJUST DATE						
NEXT DATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
01. December 2005	5	1,034,544.58	0.53	206,908.92	736	80.05
02. January 2006	1	440,000.00	0.23	440,000.00	704	80.00
04. March 2006	19	4,518,968.24	2.32	237,840.43	711	77.96
05. April 2006	9	1,914,685.69	0.98	212,742.85	717	83.89
06. May 2006	1	404,000.00	0.21	404,000.00	759	80.00
07. July 2006	3	582,776.45	0.30	194,258.82	677	75.65
09. September 2006	2	892,800.00	0.46	446,400.00	703	80.00
10. October 2006	1	544,000.00	0.28	544,000.00	691	80.00
13. February 2007	1	327,901.54	0.17	327,901.54	576	84.00
15. April 2007	3	532,140.16	0.27	177,380.05	686	78.67
16. May 2007	9	1,650,310.56	0.85	183,367.84	680	83.86
17. June 2007	16	2,683,419.46	1.38	167,713.72	680	79.38
18. July 2007	52	9,423,800.69	4.84	181,226.94	700	79.46
19. August 2007	35	5,141,965.41	2.64	146,913.30	637	80.56
20. September 2007	108	21,993,371.68	11.30	203,642.33	659	85.33
21. October 2007	91	15,447,227.17	7.93	169,749.75	661	83.73
22. November 2007	2	191,600.00	0.10	95,800.00	764	82.13
25. April 2008	1	221,500.00	0.11	221,500.00	745	65.00
26. May 2008	1	43,995.07	0.02	43,995.07	632	65.00
27. June 2008	8	1,220,306.32	0.63	152,538.29	675	80.25
28. July 2008	10	1,706,929.82	0.88	170,692.98	737	76.28
29. August 2008	28	5,024,913.47	2.58	179,461.20	702	82.39
30. September 2008	136	23,108,717.12	11.87	169,917.04	717	81.45
31. October 2008	82	13,568,530.90	6.97	165,469.89	715	82.05
32. November 2008	17	2,081,650.00	1.07	122,450.00	718	99.35

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

NEXT RATE ADJUST DATE						
NEXT DATE	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
36. June 2010	9	1,547,515.82	0.79	171,946.20	676	72.61
37. July 2010	34	5,715,242.97	2.94	168,095.38	713	79.41
38. August 2010	30	5,014,600.33	2.58	167,153.34	722	79.85
39. September 2010	97	16,950,104.80	8.71	174,743.35	720	83.35
40. October 2010	49	6,316,404.63	3.24	128,906.22	717	84.93
42. June 2012	1	146,000.00	0.07	146,000.00	673	61.00
43. July 2012	1	231,154.23	0.12	231,154.23	750	80.00
44. August 2012	5	2,509,301.33	1.29	501,860.27	701	70.26
45. September 2012	6	705,810.66	0.36	117,635.11	725	88.62
46. October 2012	13	2,606,554.48	1.34	200,504.19	722	83.51
47. August 2015	1	440,000.00	0.23	440,000.00	767	80.00
48. September 2015	6	1,295,183.53	0.67	215,863.92	698	78.01
49. October 2015	1	460,000.00	0.24	460,000.00	747	80.00
FIXED	266	36,077,339.81	18.53	135,629.10	673	79.90
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

MARGIN						
MARGIN	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0.000 - 0.999	266	36,077,339.81	18.53	135,629.10	673	79.90
2.000 - 2.499	75	17,434,332.66	8.95	232,457.77	711	76.74
2.500 - 2.999	84	13,133,990.15	6.75	156,357.03	705	80.06
3.000 - 3.499	220	37,751,213.08	19.39	171,596.42	718	83.24
3.500 - 3.999	232	40,308,185.52	20.70	173,742.18	713	80.29
4.000 - 4.499	46	8,868,700.39	4.55	192,797.83	686	81.16
4.500 - 4.999	33	4,660,696.33	2.39	141,233.22	695	91.80
5.000 - 5.499	35	5,691,735.55	2.92	162,621.02	693	82.93
5.500 - 5.999	51	11,088,217.56	5.69	217,416.03	644	86.45
6.000 - 6.499	62	11,730,082.25	6.02	189,194.87	647	85.01
6.500 - 6.999	23	3,769,606.85	1.94	163,895.95	639	84.27
7.000 - 7.499	11	1,909,026.85	0.98	173,547.90	644	80.40
7.500 - 7.999	12	1,272,242.73	0.65	106,020.23	655	94.03
8.000 - 8.499	4	347,932.80	0.18	86,983.20	633	89.82
8.500 - 8.999	2	207,608.62	0.11	103,804.31	588	85.13
9.000 - 9.499	1	133,960.42	0.07	133,960.42	642	90.00
9.500 - 9.999	1	204,182.00	0.10	204,182.00	668	95.00
10.000 - 10.499	1	59,828.89	0.03	59,828.89	610	90.00
10.500 +	1	66,384.46	0.03	66,384.46	600	95.00
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

Back Ratio						
BACK RATIO	**Count**	**Total CURRENT BALANCE**	**Pct of overall CURRENT BALANCE**	**Avg CURRENT BALANCE**	**Wtd Avg FICO SCORE**	**Wtd Avg LOAN TO VALUE**
0.00 - 0.00	397	66,954,231.07	34.39	168,650.46	703	79.79
0.01 - 20.00	74	11,827,304.85	6.07	159,828.44	685	81.88
20.01 - 25.00	41	5,741,528.88	2.95	140,037.29	704	80.95
25.01 - 30.00	97	15,612,913.29	8.02	160,957.87	682	81.81
30.01 - 35.00	105	20,982,127.07	10.78	199,829.78	689	81.40
35.01 - 40.00	131	20,565,676.48	10.56	156,989.90	692	82.88
40.01 - 45.00	150	26,251,827.27	13.48	175,012.18	693	83.74
45.01 - 50.00	116	18,538,782.52	9.52	159,817.09	682	83.44
50.01 - 55.00	46	7,725,948.41	3.97	167,955.40	661	84.79

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Back Ratio

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
55.01 - 60.00	1	161,407.08	0.08	161,407.08	718	95.00
60.01 +	2	353,520.00	0.18	176,760.00	733	80.00
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

Only Zero DTI

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg FICO SCORE	Wtd Avg LOAN TO VALUE
0 - 0	397	66,954,231.07	34.39	168,650.46	703	79.79
1 +	763	127,761,035.85	65.61	167,445.66	687	82.71
TOTAL	**1,160**	**194,715,266.92**	**100.00**	**167,857.99**	**693**	**81.70**

File: /a/kingsley/deals/rfc/ramp_rs9.dat -v ALF: /a/kingsley/deals/rfc/ramp_05rs9.alf
Select: OCCTYPE4='INV'

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

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Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.
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